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06019328

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Scientific Production Corp. Irkut

*CURRENT ADDRESS

PROCESSED

DEC 20 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34818

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 12/18/06



IRKUT CORPORATION

Annual report

2005

Scientific Production Corp Irkut

Overcoming the new confines

12-21-05

AR/S




IRKUT
ИРКУТ

Overcoming the new confines

THE BIRDS ARE BEYOND OF THE GEOGRAPHICAL BOUNDARIES. THEY ARE UNAWARE OF ECONOMIC BORDERS AND COMPETITION. THEY ARE FLYING WHERE THEY ARE AT THEIR EASE, MOVING FORWARD REGARDLESS OF ANY BARRIERS. BUSINESS IS ALSO A PERMANENT MOVING FORWARD. MOVING FORWARD TO THE TARGETED GOAL. THUS, IRKUT CORPORATION, OVERCOMING THE NEW CONFINES, ERASING THE BORDERS AND GETTING OVER THE OBSTACLES CONTINUES ITS SUCCESSFUL DEVELOPMENT.
WE ARE PLEASED TO REPRESENT YOU THE ANNUAL REPORT OF IRKUT CORPORATION FOR THE YEAR 2005.

Chapter 1

Chapter 2

1.

Key Financial Indicators





	2005	2004	2003
Order book, in billions of USD	4.5	3.9	4
Working capial, in millions of USD	603	143	47
Net debt, in millions of USD	(475)	(407)	(534)
Number of employees, people	15,424	14,022	16,346


0%
10%
20%
30%
40%
50%
2005
a. 49.7
b. 21.0
c. 11.9
2004
a. 46.8
b. 23.9
c. 11.0
2003
a. 39.6
b. 14.4
c. 0.3
a. Gross margin
b. Operating margin
c. Net margin

	2005	2004	2003
Cost of goods sold, '000 USD	**(357,774)**	**(330,894)**	**(315,100)**
Research and development, '000 USD	(50,823)	(101,707)	(106,026)
In COGS, '000 USD	(7,630)	(35,900)	(79,400)
In operating expenses, '000 USD	(8,179)	(11,731)	(10,923)
Capitalized*, '000 USD	(35,014)	(54,076)	(15,703)
Capital expenditures, '000 USD	**(46,126)**	**(25,540)**	**(45,587)**
Net interest expenses, '000 USD	**(47,176)**	**(58,076)**	**(65,109)**


0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
800,000
2005
a. 711,692
b. 178,517
c. 84,826
2004
a. 621,852
b. 161,972
c. 68,370
2003
a. 522,025
b. 81,872
c. 1,815
a. Revenue, '000 USD
b. EBITDA**, '000 USD
c. Net income, '000 USD

* Including recognized on the balance sheet during consolidation.

** EBITDA is different from EBITDA, displayed in 2004 Annual Report ($164.9 million), due to corrections, introduced into the calculation method – adjustments for non-interest financial expenses were made.

2.

Important Events

Irkut Corporation started realization of the Malaysian contract for the delivery of 18 Su-30MKM multi-role fighters

MILITARY AVIATION

SU-30MK

January
Irkut Corporation started realization of the Malaysian contract for the delivery of 18 Su-30MKM multi-role fighters.

February
Irkut Corporation and Hindustan Aeronautics Ltd (HAL, India) has agreed upon manufacturing a number of Su-30MKI assemblies, which supposed to be used in the production of aircraft for third countries.

March
Hindustan Aeronautics Ltd with the assistance of Irkut Corporation has completed the deliveries of licensed Su-30MKI to the Indian Air Force for 2004/2005 reporting period.

April
Another round of negotiations with Algeria on the delivery of Irkut-produced fighter jets was held by Rosoboronexport, the Russian official arms exporter.

September
Indian party has reviewed the procurement schedule of technological kits for licensing production in favour of greater share of kits with a higher completion level.
Rosoboronexport and Irkut Corporation started the negotiations with Indian party regarding the prospective upgrade of Su-30MKI of the first and second batches to the specifications of the third batch of Su-30MKI.

October
Rosoboronexport and Irkut Corporation has held a round of negotiations with India on the delivery of 18 Su-30MKI to replace Su-30K fighters, delivered earlier.

December
The Russian and Algerian parties initialled the contract for the delivery of 28 Su-30MKA to Algeria.
The Memorandum for the delivery of 12 Su-30MKM to Thailand was signed.

YAK-130

March
The contract for the production of the first 12 Yak-130 was signed with the Russian Defense Ministry. Under the contract the first 4 advanced combat trainers are scheduled for 2006, and 8 for 2007.

August
The first Yak-130 prototype of the mass-production series has completed the commercial tests.

October
The Yak-130 combat trainer was introduced to the Russian Air Force for conducting the joint state flying tests.

December
Air shows of Yak-130 advanced combat trainer were performed at the LIMA-2005 International Aerospace and Maritime Exhibition in Malaysia. As a result, Irkut receives an offer to compete in a trainer tender, held by the Malaysian Air Force.
The Algerian and Russian parties initialled the contract for the delivery of 16 Yak-130 combat trainers to Algeria.

CIVIL AVIATION

BE-200

January
Irkut Corporation held negotiations with the Civil Protection Department of the French Ministry of Interior Affairs concerning a possible purchase of Be-200 amphibians. The Russian Aviation Register MAK and EU Certification Centre signed an agreement for Be-200 (fire-fighting modification with D-436TP engine) to undergo testing to comply with EU standards.

April
The Be-200 amphibious aircraft was equipped with an Airborne Observation System (AOS)

June
Russian party made several proposals to Indonesian Environmental and Forest Management Committees of the Indonesian Parliament Lower House. The Russian delegation came forward with a plan aimed at improving forest fire-fighting missions. The use of a combination of the Russian Be-200 amphibious aircraft and Irkut-produced Unmanned Aerial Vehicles (UAVs) was suggested.
Beriev Company established the unique Aviation Maintenance Base for Be-200 and Be-103 amphibians to carry out certified line and scheduled maintenance.

July
The Civil Protection Department (Protezione Civile) of Italy leases Be-200 to be utilized in forest-fire fighting mission by SOREM, authorized Italian firefighting service operator.
Irkut delivered the third multi-purpose Be-200ChS amphibious aircraft to the Russian Ministry for Emergency Situations.

August
At the MAKS-2005 International Air Show in Zhukovsky, near Moscow, the Company and European Aeronautic Defence and Space Company (EADS Company) signed the Constituent Agreement to establish EADS Irkut Seaplane SAS joint venture with the targets of Be-200 certification and joint marketing. Under the agreement, Irkut owns a 70% share in the JV, EADS – 30%.

October
During the meeting of the 2nd Joint Commission for Economical, Industrial, and Technical co-operation between Russia and Portugal, Irkut conducts a presentation of Beriev-200 amphibious aircraft. As a result of the presentation, the 2 sides decided that the intention to start negotiations on a prospective purchase of Be-200 by Portugal should be entered into the minutes of the meeting.

December
During Russia-ASEAN summit in Kuala Lumpur, Irkut conducted a presentation of Be-200. Specifications for Be-200 are determined to comply with Malaysian requirements. On LIMA-2005 Air Show Irkut presented current and prospective projects, including multi-role Be-200 amphibious aircraft. Negotiations with South-East Asian and European representatives were conducted with the focus on the possible use of Be-200 amphibian.

COMPONENTS

June
Irkutsk plant started the execution of four contracts for the production of A320 aircraft components, signed with Airbus at year-end 2004.

July
Pursuant to audit inspection, Irkut was included into the data base of AECMA (Association Europeenne des Constructeurs de Materiel Aerospatial), Association of European Aircraft and Components Manufacturers, as the EASE (European Aerospace Supplier Evaluation) supplier.

August
At the MAKS-2005 Air Show in Zhukovsky, near Moscow, Irkut and EADS signed a number of agreements, including a strategic partnership agreements, and an agreement, indicating Russia's involvement in the development and production of the A-350 long-range jet-liner.

December
The Company signed a number of agreements with Airbus, EADS, Pfalz-Flugzeugwerke (PFW) for additional large work packages for the production of Airbus components. The book of orders was scheduled for 10 years with the value of $140 million. The first deliveries under the agreements are planned for 2007.

PROSPECTIVE PROJECTS

MTA

February
In co-operation with the Indian aerospace industry, Irkut Corporation began the joint MTA (multi-purpose mid-range transport aircraft) project on the risk-sharing basis. The agreement was reached during AeroIndia-2005 Air Show in Bangalore, India.

March
The Russian Air Force approves the R&D specifications for Multi-Purpose Transport Aircraft (MTA).

May
Russian Air Force R&D specifications for MTA were sent to Indian Air Force representatives in accordance with established procedures.

October
The draft of the Russia-India Intergovernmental MTA Agreement was issued.
Russia-India working group negotiated the major correction principles for MTA business plan, concerning 2005-2006 economic situation.

December
The Indian Airforce Staff has approved the requirements for MTA, specified by the Russian AF.

PROSPECTIVE PROJECTS

THE UNMANNED AERIAL VEHICLE (UAV)

June
Within the frames of pre-contract consultations with the Russian Ministry for Emergency Situations, the Corporation presents Irkut-2F, 2T, 20, 850 UAVs at Zhukovsky air base. Russian delegation came forward with a series of proposals to the Indonesian Environmental Commission regarding the effectiveness of the forest fire-fighting. The appliance of Irkut produced aircraft complex, based on combined use of UAVs and Be-200 was suggested.

July
Russian EMERCOM completes acceptance trials of Irkut-2F, Irkut-2T, and Irkut-20 Unmanned Aerial Vehicle (UAV) prototypes.

September
Irkut Corporation signed a Letter of Intent with Austrian Diamond Aircraft Industries GmbH to develop an unmanned aerial vehicle.

October
The Company signed a contract with the Russian EMERCOM for the production of light monitoring, surveillance and reconnaissance UAVs.

November
Russian EMERCOM completes acceptance trials of Irkut-850 UAV prototype.

December
At LIMA-2005 Aerospace&Maritime Show, air shows of a 2 kg UAV were conducted.

ACTIVITIES ON THE FINANCIAL MARKETS

March
Irkut pays off A01 ruble-nominated bonds program totaled RUR600 mln and paid off last coupon totaled 23 934 thousand rubles.
Irkut obtained a 5-year credit line worth $173 million from Sberbank.

April
Irkut signed an $83.5 million syndicated loan agreement with a group of banks, coordinated by Moscow Narodny Bank, Singapore. The Corporation would receive the loan, secured by the contract for the delivery of Su-30MKM to Malaysia, in two tranches. The loan maturity is November 2008. The participants of the loan are large financial institutions from South-East Asia.

May
Irkut paid off the 5th interest coupon payment totaled RUR119.7 million for A02 Irkut bonds (registration number 4-02-00040-A as of 01.10.2002).

July
The Russian Federal Financial Markets Service (FFMS) registered five-year bonds of third issue, amounting to 3,250,000 bonds with a par value of RUR1,000 each. The state registration number of this issue is 4-03-00040-A.

September
Irkut successfully completed the third issue of non-convertible interest rouble coupon bonds, totaled RUR 3.25 billion, with the interest rate of 8.74%, and maturity of 5 years. At the date of the issuance, the issue had the longest term of maturity in the Russian market, while the interest rate was the lowest among Irkut's public borrowings.

October
Irkut started preparations for the issuance of credit-linked notes (CLN) on a total sum of $100 million.

November
FFMS registered the report on the result of non-convertible interest rouble-nominated coupon bonds issue A03 (registration number 4-03-00040-A as of July 14th, 2005). The bonds were placed through public offering with a par value of RUR3.25 billion.
Irkut completes retirement of nominal value of the A02 2nd issue bonds (registration number 4-02-00040-A as of 01.10.2002). The value of retirement amounted to RUR1.5 billion or RUR1,000 per bond.
Irkut and Amsterdam Trade Bank have in principal agreed upon arranging a 3-year credit line worth $30 million.

December
Irkut received the first government compensation of interest expense for loans, obtained in Russian banks in 2005. The compensation amounted to $7.45 million.

ACTIVITIES ON THE CAPITAL MARKET

January
During the consolidation of Irkut assets, Irkut Corporation transferred 100% shares of French Irkut Seaplane SAS to the corporate balance sheet.

February
Irkut Corporation and the European Aeronautic Defence & Space Company (EADS) started preparations for the acquisition of 10% stake in Irkut. EADS starts due diligence on Irkut.

May
Irkut Corporation won two awards for the best IPO program in 2004 (the awards from The National Association of Stock Market Participants (NAUFOR) and MICEX).

June
Shareholders of Irkut Corporation decided to enlarge the authorized capital by 12% by the issue of 120 million new shares with a par value of RUR3 each. The new issue was specifically targeted to be privately placed to EADS.

August
The 2004 Irkut reporting prepared in accordance with IFRS is published, with record financial results.
Irkut consolidates Beriev Company's control stake, raising Irkut's stake in Beriev from 39.57% to 54.2%.
Irkut completed dividend distribution for 2004 worth 87,349,963.7 at RUR0.1 per common share.

September
FFMS registered the new issue of 120,824,363 common registered non-documentary registered shares of Irkut Corporation. The issue was given a state registration number 1-03-00040-A-002D. The nominal value of each share - RUR3.

December
EADS acquired a 10% stake in Irkut for €55 million ($65.3 million).

3.

Letter from the President and the Chairman of the Board

In the reporting year Irkut Corporation's revenue set a new record of $712 million which is 14% higher than in 2004.

Dear Irkut Shareholders,



Oleg Demchenko
President



Alexey Fedorov
Chairman of the Board

We may state with confidence that 2005 was another vital stage on the way of Irkut Corporation's successful development. We are happy that throughout all these years the Company has made major strides on its way to success, permanently improving performance in all areas, and as a result, maximising value and profits of our shareholders. Now we can assert with confidence, that Irkut Corporation has made a long way, turning from a Soviet-era aircraft-manufacturing plant into an efficient vertically integrated Corporation, running its business in international market, and by many business indicators going ahead of the world's leading aircraft manufacturing companies. The Company's strong management team and dedicated workforce make Irkut the largest privately-owned company in the Russian Aerospace&Defence industry, undergoing vigorous business development, having the largest order book in the industry, which shares circulate both in Russian and foreign stock markets. Moreover, Irkut holds a reputation of the most transparent and open Russian Aerospase&Defence company.

Expanding of international and domestic industrial cooperation, partnership programs with leading military and commercial aircraft manufacturers, and integration into the global aerospace industry as a valid partner are key strategic priorities for our Corporation. In 2005, the Company was able not only to maintain and strengthen its position in traditional markets such as India and South-East Asia, but enter a new market – North Africa.

A significant milestone in the development of the cooperation with the world's leading aircraft manufacturers became a number of agreements signed between Irkut and EADS (European Aeronautic Defence and Space Company), which have also resulted in acquisition of a 10% stake in the Corporation in 2005.

We are happy to inform you that in terms of financial results, 2005 was the best year ever in the history of Irkut Corporation. The revenue (in accordance with International Financial Reporting Standards ("IFRS")) set a new record of $712 million (more than a 14% increase from 2004). The net income grew 24% and accounted for $85 million. Moreover, despite the increase in prices for raw materials and goods, profitability is high as never: gross margin shows a 50% level, operating margin – 21%, and net income margin – 12%. At the same time, the Company managed to cut its financial expenses by over 36% through lower interest payments. We are glad that improved customer relations, tight cost-savings programs, systematically implemented by Irkut, and its intensive activity in the financial markets give us an opportunity to provide our shareholders with one of the highest results in the aerospace industry.

Having the largest order book in the Russian Aerospace&Defence industry (year-end 2005 order book accounted for $4 billion, while by March 31st 2006 it reached $5.2 billion) we are optimistic that Irkut's operating capacities will be fully loaded, while timely initiated diversification program will ensure new customers from Europe, the Americas, South-East Asia, and Middle East.

Among Irkut major products are famous, one of the best in the world fighters, surpassing the competitors by quite a number of characteristics, and the unique Be-200 amphibious aircraft with no competitors in the market. There are other successful projects being implemented by the Company, with emphasis placed on the civil aircraft sector. The Yak-130 combat trainer project is close to be brought to batch production, development of unmanned aerial vehicles (UAV) advances significantly, as well as multi-purpose transport aircraft (MTA) and a family of short- and medium-range MS21 aircraft.

In the year under consideration, we continued implementing of our main projects, diversifying of the order book, and increasing of its volume, and we have met all contractual obligations to our customers. The end of 2005 showed the initiating of the Algerian contract for the delivery of 28 Su-30MKA fighters and 16 Yak-130 advanced combat trainers. The major emphasis in 2005 was placed on the production of Su-30MKI, delivered to replace Su-30K, as well as the delivery of semi-knocked-down (SKD) kits for the licensed production of the Su-30MKI in India – 8 SKD kits were delivered in 2005. In addition, Irkut started up the fulfilment of Malaysian contract for the delivery of 18 fighters and the Algerian contract for the delivery of Su-30MKA.

Remaining the leading manufacturer of combat aircraft in Russia, the Company managed to improve its financial results through the increased production of civil aircraft and other equipment. Irkut delivered the third multi-purpose Be-200 amphibious aircraft to the Russian Emergency Control Ministry (EMERCOM). Another Be-200 took part in staging aerial fire fighting missions in Italy under a test operational use. A number of Western European countries indicated their interest in the aircraft, and following the completion of the certification process, Be-200 will be granted the entry into the European market.

A lot has been done under the Irkut-Airbus co-operation contract for the delivery of Airbus components – the Company bought and introduced state-of-the-art equipment, significantly upgraded the manufacturing facilities, built a galvanic shop. In 2005, the Russian Emergency Control Ministry completed official acceptance tests of "airborne robot complexes" prototypes (unmanned aerial vehicle program). Last but not least, our subsidiary units made great progress this year, including the A-50 project (radar early-warning and guiding system) by Beriev Design Bureau, and the Mig-29 modernization program by "Russian Avionics".

Other significant tasks in 2005 were creating a modern production and technological environment, as well as upgrading existing facilities to meet the internationally accepted standards. Considerable funds are allocated for re-equipment and procurement of new technology, an integrated logistics support and after-sales service system is being developed.

2005 was a significant step towards one of our prior goals – a considerable increase in capitalization of the Company. Last year showed a 48% increase in capitalization ($719 million, 35% of the industry's capitalization*). Accordingly, Irkut remains the leading Russian public aircraft manufacturer by the value of capitalization

The dividend policy is another important aspect of the Company's development. We are striving to keep a reputation of a reliable and stable company, making regular dividend payments. According to the dividend policy, the share of the net income allocated for dividend payments will be increased (25% by 2009 (IFRS)). Irkut decided to link the dividend payments to IFRS reporting, since it allows to recognize revenue on the percentage-of-completion basis. This method is more accurate in terms of the Company's results, since production cycles of the main line of products exceed in 1.5 times more then the reporting period. Meanwhile, under the Russian Accounting Standards (RAS) the revenue can be recognized only after shipment. Therefore, results calculated according to IFRS and RAS for the same period can differ significantly, e.g. in 2004 the revenue, calculated in accordance with RAS exceeded the IFRS revenue, while in 2005 – vice versa. Nonetheless, to make dividend payments, it is required to have the monetary base or positive net income according to RAS.

In 2005, pursuant to a demand from our customer Irkut shifted delivery dates to early 2006, which resulted in decreased revenue calculated in accordance with RAS, and this in turn deteriorated other financial indicators, including the net income. This negatively affected the Company's ability to distribute dividends, as in 2005 Irkut showed negative net income according to RAS, therefore we had no monetary base. We will do our best to show positive income in accordance with RAS and IFRS to meet the self-imposed obligations to our shareholders.

2005 was a milestone year for Irkut Corporation, as EADS acquired through its Russian subsidiary the 10% stake in the major Russian aircraft manufacturer. In the frameworks of this deal the Company initiated the new share issue. The acquisition of the stake is strategically important for both EADS and Irkut. This deal was supported by the governments of Russia and Germany, and will contribute to stronger relations between Russia, Germany, and France.

* As the number of aerospace companies, which shares trade in the market, is insignificant, the Russian aircraft-manufacturing industry usually includes helicopter – and engine-producing companies.

For the first time in the history of the Russian defence industry, a Western company acquired such a significant stake in a Russian Aerospase&Defence company, gaining a strong foothold in the Russian aerospace industry. This deal marks an important milestone in Irkut's integration into the global aircraft-manufacturing industry. EADS, one of the world's leading aerospace companies, is not just a shareholder, but a partner – the companies signed a Strategic Partnership Agreement, Irkut has achieved the status of a preferred EADS partner and supplier in Russia. The Company is now enjoying emerging opportunities for co-operation with the European aerospace industry in the areas of components production, design and development. Along with a new major Western investor in the Corporation's equity, the share of minority shareholders has grown as well.

Back in December 2004, the aircraft manufacturer Airbus (EADS subsidiary) placed a package of orders with Irkut for the production of A320 family aircraft components, and in 2005 the Company became the first Russian certified Airbus supplier. In the year under consideration, a dedicated joint venture was founded to promote Be-200 amphibious aircraft in the European market. Besides that, new opportunities for co-operation arose, among others, a conversion of passenger planes to cargo versions. This co-operation will focus on the conversion of A320 family passenger aircraft into freighter aircraft. The conversion activities by Irkut will include the production of new components for freighter aircraft. Another area of co-operation testing equipment. The companies agreed on working out a mutually accepted decision to meet maintenance demands, submitted by Russian airlines.

2005 is a crucial year for the Russian aerospace industry – as Russia's economy continues to develop in a promising direction, the Russian aerospace industry is finally, after a long period of negotiations, gaining new strength through restructuring and consolidation, which, as we believe, is critically important in the process of harmonic development of Irkut Corporation and the whole industry as well. We are optimistic about the future of the ongoing consolidation, and fully support the decisions, concerning the United Aircraft Corporation (UAC), taken by the Government. The Corporation plans to take an active role in the UAC's development on the basis of a joint market strategy, fair valuation of assets, and integrated efforts through synergy between the most qualified designers, manufacturers, and managers of the Russian aerospace industry.

Taking into consideration the fact that Irkut is a public company, having shares traded in Russian and foreign stock markets, we are striving to make sure that interests of our minority shareholders are protected all the way through the process of consolidation. Irkut managers and major shareholders, being the leading experts in the consolidation, will seek fairly exchange ratios for the Company and each group of investors, including management, government, and the investment community, based on its cost-effectiveness and share in the order book of the industry. Deloitte & Touche CIS has been chosen as an appraiser of different companies, which will form the authorized capital of the United Aircraft Manufacturing Corporation. We consider this fact as a right decision that will help evaluate the Company equitably. The results of the audit will be verified by independent investment banks, and the "Opinion" will guarantee the protection of the minority shareholders' interests. Irkut's management (the Corporation will initially form an UAC's subsidiary) will seek transparency of the holding group's documents, as well as transparency of the subsidiary management system. Moreover, already at the initial phase of its formation, UAC is expected to become a public company.

Following the completion of the consolidation process and switching to a single stock, the stock will be examined to meet eligibility and listing requirements of major Russian stock exchanges.

Accordingly, if some Irkut shareholders vote against the integration of Irkut into UAC or don't participate in the voting, the buyback of the shares will be offered to them, based on fair market price for the share in accordance with accepted standards and procedures.

In general, Irkut experts are optimistic about the future of the United Aircraft Corporation, both in terms of future UAC's revenues and capitalization. Subsequently, the current Irkut shareholders and future UAC shareholders will most certainly benefit from the consolidation, becoming shareholders of an aircraft manufacturing holding, able to generate $7-8 billion annual revenue and formed by leading Russian aerospace companies.

Oleg Demchenko
President



Alexey Fedorov
Chairman of the Board



4.

The Corporate Main Development Directions in 2005

Besides successful fulfilment of the contract obligations toward foreign partners, another successful step to the development of international co-operation was a range of agreements with EADS

4.1. Integration into the Global Aerospace Industry

Expanded international and domestic industrial co-operation, stronger partner co-operation with leading manufacturers of civil and military aircraft and equipment, as well as the process of integration into the global aerospace industry were among key strategic priorities for Irkut Corporation. In 2005, the Company managed not only to enhance its position in the traditional markets such as India and South-East Asia, but enter a new market – North Africa.

The agreements signed between Irkut and EADS (European Aeronautic Defence and Space Company), and specifically acquisition in 2005 through OOO EADS (EADS's subsidiary) of a 10% stake in the Company, marked a significant milestone in the development of the co-operation with world's major aircraft manufacturers.

Another significant task in 2005 was to create a modern production and technological environment, required for the Company's further successful development.

India

India has been by right our most active partner for many years. The first contract for the delivery of Su-30MKI fighters was signed in November 1996. As Su-30MKI was going to become the main striking force of the Indian Air Force for the next 20 years, Irkut had to meet some challenging requirements, specified by India. The Su-30MKI project was a combined effort of dozens of Russian and foreign companies. For the first time in the history of the Russian aerospace industry, we established and tested mechanisms of legal, technological and financial co-operation in R&D.

It took several years to build Su-30MKI, that is why Indian Air Force agreed to receive Su-30K, delivered to India on a temporary basis. Su-30K is inferior to Su-30MKI in performance and avionics. As a result, a contract was signed for the delivery of 40 aircraft (8 Su-30K and 32 Su-MKI with an option to buy 20 more aircraft). The contract assumed 4 stage of deliveries over 5 years, following with gradual step-by-step upgrading of the aircraft fighting characteristics with every next batch. In 1997, the first 8 Su-30K were delivered to India and were introduced into the inventory of the Indian Air Force (IAF) 24th Air Squadron, based in Puna, India. On July 1st, 1997, the Su-MKI prototype, built in accordance with



India is fairly considered our most active and old partner throughout many years. The first contract for the delivery of Su-30MKI fighters was signed in November 1996. In 1997 the first 8 Su-30K were delivered to India. In 1998 this batch was followed by another 10 fighter jets, since India has partially realized its option. Altogether it were delivered over 50 aircraft up to date.

The cooperation with India was not limited by the delivery of the completed aircrafts. In December 2000, Irkut and HAL Corporations with Rosoboronexport participation have signed a package of licensing agreements. In accordance with this agreements, Irkut Corporation will assist Indian party in modernization of its technological lines and organizing the licensed production of Su-30MKI fighter on the HAL manufacturing facilities.

Irkut



India

Russia — India

The Siberian Crane

(Grus leucogeranus).

The Siberian Crane, Grus leucogeranus, also known as the Siberian White Crane or the Snow Crane, is a bird of the family Gruidae, the cranes. This species breeds in arctic Russia in Yakutia and western Siberia. It is a long distance migrant. It breeds and winters in wetlands, where it feeds on the shoots, roots and tubers of aquatic plants. The central population winters at Keoladeo National Park, India, overcoming up to 6500 km from their habitats to the winter places. This is a large white crane, reaching 140 cm in length. Adults are all white, except for a dark red mask extending from the bill to behind the eye. It has a yellow iris and reddish legs. The male is slightly larger than the female. Juveniles have a feathered mask and buff or cinnamon plumage. The voice is flute-like and musical. The status of this crane is critical, as it is expected to undergo a rapid population decline in the near future.





Table 1.
Indian Projects, Dynamics of Co-operation

CONTRACT	YEAR SIGNED
Contract for delivery	1996
Option	1998
Licensed Production *	2000
Replacement of Su-30K for Su-30MKI	2005

the requirements specified by India, made its first flight. The fighters from the first batch were designed to engage and defeat air targets, while Su-30MKI from the second delivery had anti-ship warfare capabilities. The aircraft from the third delivery conformed in full to the Indian requirements in terms of navigation and capabilities to engage and defeat air, sea, and ground targets.

In 1997 – 1998, India received the first 8 Su-30K, followed by 10 more – India partially realized the option, signing a contract for additional 10 Su-30K.

In 2004, Irkut delivered the last batch of Su-30MKI to India and started deliveries of semi-knocked-down sets for the licensed production. In 2005, the parties came to an agreement to replace outdated Su-30K, delivered to India in 1997 – 1998, for upgraded Su-30MKI. Under the agreement, 18 obsolete Su-30K were to be bought back by Irkut. In 2005, the Company started the production phase of the Su-MKI program, with 12 aircraft expected to be delivered to India in 2006, and the remaining 6 in 2007.

HAL Su-MKI License Production

The co-operation with India was not limited by the delivery of the aircraft. In November 1997, negotiations to start a license production of Su-30MKI in India were initiated, and in December 2000, a package of license agreements was signed. In accordance with the agreements, a general contract was concluded between Hindustan Aeronautics Limited (HAL) and Irkut Corporation with the help of Rosoboronexport for the licensed production of Su-30MKI fighter by HAL aircraft manufacturer. Irkut is the prime contractor on the project with a number of subcontractors as Sukhoi Company, UMPO (Ufa Engine-Manufacturing Production Association), Aerospace Equipment Corporation, Ramenskoye Instrument-Engineering Design Bureau (RPKB), and Saturn Scientific Production Association.

Under the contract, Irkut will assist in modernization of manufacturing facilities, which were previously employed for production of Mig-21 and Mig-27 aircraft, supply HAL with the technological kits, necessary for production of Su-30MKI, assist in mastering of Su-30MKI manufacturing technologies, and deliver technological semi-knocked-down (SKD) kits. While mastering in licensed production, HAL will gain knowledge, expertise, and skills required for manufacturing of basic Su-30MKI components, including aircraft aggregates, and avionics. By the end of 2017, 140 Su-30MKI aircraft are supposed to be manufactured, while the SKD kits will be delivered in accordance with four stages of licensed production.

YEAR STARTED/ COMPLETED	AIRCRAFT	TOTAL OF AIRCRAFT
1997	Su-30K	8
2002 – 2004	Su-30MKI	32
1998	Su-30K	10
2002 – 2017	Su-30MKI	140
2006 – 2008	Su-30MKI	18

* Phase I – 7 aircraft, Phase II – 27 aircraft, Phase III – 44 aircraft, Phase IV – 62 aircraft

Phase I includes complete assembly of the aircraft without flight tests. A total of 7 semi-knocked-down (SKD) kits are planned for delivery, 4 of them have already been supplied in 2004, while the remaining 3 are to be delivered by year-end 2006.

During Phase II 5 semi-knocked-down (SKD) kits were delivered in December 2004, with airborne equipment supplied at the beginning of 2005 according to the production cycle. Phase II provides for the delivery of another 22 aircraft.

During Phase III in 2005, 8 semi-knocked-down (SKD) kits were supplied, with 36 more kits to be delivered later.

The delivery of the rest of the SKD kits is Phase IV, and is subject to the aircraft production schedule.

Predictably, the licensed production should include provisions for a maintenance, repair and overhaul business to service aircraft, manufactured both in Russia by Irkut and in India by HAL. Along with its subcontractors in the Su-30MKI project, the Company will conduct necessary on-site upgrade procedures and provide needed technical assistance.

In addition, Irkut and HAL agreed to manufacture a number of Su-30MKI components in India to be used on aircraft produced for third countries. In 2003, the Company and Hindustan Aeronautics Limited signed an Industrial Co-operation Agreement, under which additional production facilities will be established in Nasik to manufacture Su-30MKI empennage components: canard foreplanes, stabilizers, vertical tailfins, and ventral fins. This expands the co-operation between the companies beyond the Su-30MKI licensed production.

Considering the successful experience of co-operation with the Indian industry, Irkut Corporation started the joint MTA (multi-purpose transport aircraft) project as a risk-sharing partnership. The agreement was reached during AeroIndia-2005 Air Show in Bangalore, India. The parties independently finance the project, collaborating closely from Phase I on the basis of a "distributed design office". Experts say that up to 570 aircraft of that type (total volume of $570 billion) are expected to be sold within the next 10 years.

In 2005, on AeroIndia Irkut displayed its most recent product – Yak-130 advanced combat trainer, which following some changes could be used as a light fighter.

During the whole range of projects, along with its Indian partners Irkut Corporation established and tested mechanisms of legal, technical, and financial co-operation, as well as gained invaluable experience of a joint venture to produce a high-tech product. The result of almost 8 years of co-operation is the most modern fighter in service with the Indian Air Force, the fighter with unsurpassed performance and combat capabilities. Su-30MKI is powered by the AL-31FP thrust vectoring engines and has a phased array radar system. The aircraft is able to employ TV, IR, or radar guided high-precision ammunition to engage air, ground, and sea targets.

Table 1 presents the dynamics of the co-operation between Irkut Corporation and India. The contracts for the delivery of aircraft (including executed contracts) totalled almost $1.9 billion, the Su-30MKI licensed production contract – $2.3 billion, while all joint projects between Irkut and India accounted for $5 billion.

Malaysia

The co-operation with Malaysia started in May 2003, when a nearly $900 million contract was signed for 18 Su-MKM multi-role fighters. Under the contract, the aircraft are to be delivered in 3 batches. The first and second batches are planned scheduled for 2007, the third – for 2008.

In 2005, Irkut experts along with experts of the Malaysian Air Force set a purchasing schedule for equipment and materials to be used under the contract. Su-3MKM is a modification of Su-MKI, the difference being the avionics. The development of Su-MKM is run by Sukhoi Company and Thales, French avionics manufacturer, and a number of other companies from Russia and other countries. Significantly, the avionics and the armament systems have been upgraded to comply with requirements, set by the Malaysian Air Force.

Malaysia has already expressed interest in other Irkut products, which means that the co-operation between Malaysia and the Company will most probably not be reduced to the delivery of 18 Su-30MKM fighters. In December 2005, at LIMA-2005 Aerospace&Maritime Show, Irkut Corporation displayed Yak-130 advanced combat trainer, Be-200 amphibious aircraft, and unmanned aerial vehicles of different types, weighing from 2 to 850 kg. Air show of Yak-130 trainer and 2 kg UAV were conducted. As a result, Irkut with its Yak-130 in collaboration with Rosoboronexport will supposedly compete against Aermacchi and BAE Systems (also participants of the Show) in the 2006 tender, held by the Malaysian Air Force.

Back in 2003, during the official visit of President Putin to Malaysia, an agreement to establish a marketing centre to jointly promote Be-200 in the markets of the Asian Pacific region was signed. In the past 2 years, a number of Be-200 presentations were held for various Malaysian ministries and agencies. Specifications for Be-200 has been determined to comply with Malaysian requirements. In case Be-200 is based in Malaysia, it can be used for search&rescue and fire-fighting missions by the countries neighbouring Malaysia.

Thailand

In 2005, the parties signed a Memorandum of Understanding for the delivery of 12 Su-30MKM's. The possible total of the deliveries is estimated at $500 million. Thailand will receive Su-30MK, similar to the Indian and Malaysian fighters, but upgraded to conform to requirements of the Thailand Air Force. The aircraft is supposed to be delivered in 2 batches within 2 years – 6 aircraft a year.

Indonesia

In June 2005, within the frames of the Comprehensive Russian Civil Aircraft Promotion Programme, in collaboration with the Russia-ASEAN Co-operation Foundation, headed by Irkut Vice-President Vladimir Sautov, negotiations between the Russian delegation and Indonesian Environmental and Forest Management Committees of the Indonesian Parliament Lower House were held. The Russian delegation came forward with a plan aimed at improving forest fire-fighting missions. The combined use of the Russian Irkut-produced Be-200 amphibious aircraft and UAVs was suggested. Given the problem of forest fires is very acute for Indonesia, the members of the Lower House expressed interest in Irkut's new aircraft and suggested that the negotiations concerning the conditions on which Be-200 can be purchased be continued.

Algeria

In December 2005, the Russian (including Irkut Corporation) and Algerian parts initialled the contract for the delivery of 28 Su-30MKA fighters and 16 Yak-130 advanced combat trainers to Algeria. At that same time the Company started the funding procedures for the project. The contract will be worth more than $1billion.

The agreement was signed on March 10th 2006 during the visit of President Putin to Algeria. Some projects within the contract were started back in 2005.

According to the contract, Irkut has to deliver 6 Su-30MKA fighters in 2007, 10 aircraft in 2008, and 12 more in 2009.

Italy

Preliminary evaluation and operation of aircraft is a compulsory requirement, set by the Italian authorities before a decision to purchase aircraft. That is why the Be-200ChS amphibian has been under evaluation in Italy for 2 years now in accordance with a leasing contract, signed by Beriev Design Bureau (OAO Beriev TANTK, Irkut subsidiary) and Italian SOREM, the authorized firefighting service operator assigned by the Civil Protection Department (Protezione Civile) of Italy.

On July 17th 2005, following a number of trial flights, Be-200ChS was put on the alert mission in accordance with an order, issued by Protezione Civile and approved by the Italian aviation authorities. July 20th the amphibian performed two major fire-fighting tasks in Italy.

All in all, the two seasons of the Italian evaluation period (including 2004 operation) resulted in 240 airborne hours and 700 intakes and dumps of water mixed with fire-extinguishing chemicals (a total of 5,400 tons).

Austria

In August 2005, Irkut Corporation signed a Letter of Intent with Austrian Diamond Aircraft Industries GmbH, under which an unmanned aerial vehicle should be developed. The UAV will be built on the basis of DA42 Twin Star aircraft by Diamond Aircraft with the technology provided by Irkut. The project is planned to be run on a risk-sharing basis.

Portugal

In October 2005, during the meeting of the 2nd Joint Commission for Economical, Industrial and Technical Co-operation between Russia and Portugal, Irkut conducted a presentation of Be-200 amphibious aircraft. As a result, the decision was made to start negotiations about the possibility of purchasing Be-200 amphibious aircraft by Portuguese authorities.

On June 7th, 2006 the National Fire-Fighting and Civil Protection Department of the Portuguese Ministry of Interior Affairs and Beriev Design Bureau signed an agreement for the lease of Be-200 amphibians to be used in fire-fighting in Portugal. The aircraft is leased for July-August 2006. Following the execution of the lease contract, the Portuguese side is to make a decision to purchase a batch of Be-200's.

France

In January 2005, Irkut Corporation held negotiations with the Civil Protection Department of the French Ministry of Interior Affairs concerning a possible purchase of a batch of Be-200 amphibians.

In addition, to facilitate the certification of the aircraft according to international standards and jointly market the amphibian in the international market, Irkut and EADS established a Russian-French joint venture "EADS Irkut Seaplane SAS".

4.2. Irkut-EADS Partnership

The co-operation with the European Aeronautic Defence & Space Company (EADS) started in May 2002, when the parties signed a Co-operation Memorandum at ILA-2002 International Aerospace Exhibition in Berlin, Germany. The memorandum envisaged Irkut's and EADS's joint marketing of Be-200 amphibious aircraft in the European market. By ILA-2003 the sides had researched the market of amphibious aircraft, made a list of potential customers, and on May 11th, 2004 an approximate Agreement for Strategic Co-operation was signed. The main tasks were to locate key areas of co-operation between the 2 parties for long-term, mutually beneficial and strong partner relations. Within the frames of the agreement, the companies started jointly to market Be-200 amphibian and to provide technical support for EADS Eurocopter in Russia. But that was only the beginning of the mutually beneficial relationship between Irkut and EADS.

As soon as on July 21st, 2004 the Company and EADS signed an agreement to establish EADS Irkut Seaplane SAS joint venture with the targets of Be-200 certification and promotion. The parties announced their decision at Farnborough International Airshow. The Constituent Agreement to establish the joint venture was signed in August 2005. Under the agreement, Irkut owns a 70% share in the JV, EADS – 30%.

Within the frames of the concluded agreement, Airbus (EADS subsidiary) placed workpackages for the production of critical components for the A320 family aircraft

Scheme 1.

IRKUT-EADS CO-OPERATION


Co-operation in the fields of development, production, design, and certification
Manufacturing of shop auxiliaries, components, complementary parts, assemblies, and units for EADS
Co-operation in A350 project and conversion of passenger A320 plane into cargo versions
NG (New Generation) Project
Co-operation in the field of military transport aviation (development and manufacturing)
Be-200 Project (certification and marketing)
Co-operation in the field of test equipment

with Irkut. The contract was signed on December 21st, 2004 by Gustav Humbert, President and Chief Executive Officer of Airbus, and Valery Bezverkhny, Acting President of Irkut, in the presence of Russian President Vladimir Putin and German Chancellor Gerhard Schroeder. 4 significant work packages were included in this contract: the nose landing gear bay, keel beam, flap track, and a floor grid section. The first deliveries of the subassemblies to Airbus sites were scheduled for 2006.

In accordance with the contract, a joint workgroup was established with the goal of an extensive evaluation and preparation of Irkut production lines to undergo the certification, as required by standard Airbus procedures. The preparation works included standards harmonization, modernization of the manufacturing facilities, procurement and installation of equipment, development and production of shop auxiliaries, production and testing of test pieces, development and testing of logistics principles and techniques. In June 2005, AECMA-EASE/Airbus auditors noted, that a lot of work had been done and confirmed that the Corporation had met the EN 9100 international quality management and quality assurance standards. A Certificate of Compliance #251242 was issued, on the basis of the audit conducted. Accordingly, Irkut became the first certified supplier for Airbus in Russia followed by its inclusion into the data base of AECMA (Association Europeenne des Constructeurs de Materiel Aerospatial), Association of European Aircraft and Components Manufacturers, as the EASE (European Aerospace Supplier Evaluation) supplier. After the completion of the audit, the Company started execution of the 4 contracts for the delivery of A320 components, signed at the end of 2004.

At the same time, the companies continued the joint marketing of Be-200 amphibious aircraft. In January 2005, the Russian Aviation Register MAK and EU Certification Centre signed an agreement for Be-200 (with D-436TP power plant) fire-fighting amphibious aircraft to undergo testing to comply with EU standards.

In September 2005, Irkut corporation and EADS Deutschland GmbH (Defence & Security Systems) in Augsburg signed "Agreement on Quality", which became the first agreement of the kind, concluded by Irkut as an aircraft components supplier for European aircraft manufacturing companies.

Assistance in the field of modernization of Irkut's manufacturing facilities

- Transfer of necessary technology to Irkut
- Development and introduction of training programs for Irkut employees
- Installation of necessary software
- Phased transfer of engineering work
- Other preparation of manufacturing facilities for modernization

Transfer of experience in the field of corporate governance

- Trainings and seminars for Irkut managers
- Joint meetings with analysts and experts
- Corporate finance trainings for Irkut managers
- Consultations concerned the consolidations of Russia's aerospase industry (UAC)

In November 2005, yet another area of co-operation was established – BETA Air company (Irkut subsidiary) and EADS Test&Services (a wholly owned subsidiary of the Defence and Security Systems Division of EADS Group) signed a Co-operation Memorandum, covering collaboration in the field of test equipment. The companies agreed to develop a unified testing equipment solution, based on NASKD-200 Automatic Test Equipment by BETA Air and ATEC Series 6 General Purpose Automatic Test Equipment (GPATE) by EADS T&S. The solution will have to meet maintenance requirements of Russian air carriers, which are now purchasing Western aircraft in increasing amounts. The project launch is scheduled for early 2006.

The results of the upgrading and harmonization efforts became visible as soon as 2005. Accordingly, in addition to the contracts for the production of A320 Family components, Airbus placed additional large work packages for A330, A340, and A380 Families aircraft with Irkutsk Aviation Plant (IAP). Under the agreement, Irkut's will produce wall panels for the A320 Family auxiliary centre tank, A330/A340 Family wing ribs and flap-track roller beams, plus other major components for narrow-body, and long-range wide-body aircraft, as well as A380 aircraft, the largest airliner in the world. The term of the contract is 10 years with an annual volume of $14 million. The first deliveries of the sub-assemblies and components from Irkut will begin in 2007.

The next step in the development of the partner co-operation was a round of negotiations on a joint A320 civil freighter aircraft conversion business. The conversion activities by Irkut will include the production of conversion kits for freighter A-320, while MiG will be responsible for design and conversion at the MiG plant in Lukhovitsy.

Irkut Corporation and EADS have made a long way to the type of strategic co-operation that they have established. These 4 years saw an extensive co-operation covering a wide range of projects in three major areas (Scheme 1).

Scheme 2.
The Dynamics of the Irkut Corporation and EADS Partnership


2004
01.09
01.10
01.11
01.12
2004 EADS put in an order to the Russian Federation Government for the appropriation of 10% Irkut Corporation stake
the Russian Federation Government approved the deal

4.3. Deal with EADS

Almost right after the Strategic Partnership Agreement was signed, the two sides began discussing a prospect acquisition of a 10% stake in Irkut Corporation by EADS (Scheme 2).

The important step toward that goal was the acquisition bid for the 10% stake, filed by EADS to the Russian Government on September 21st, 2004. As soon as 26th of November, the Government approved the deal, and in February 2005 Irkut and EADS initiated necessary procedures to finalize the acquisition of the share in Irkut Corporation.

On June 24th, 2005, the Annual Shareholders Meeting approved the EADS deal. It was decided, that the authorized capital be increased by 12.09% in favour of EADS by the issue of 120,824,363 new shares at the face value of 3 roubles per share through the closed subscription. The deal envisaged that the shares, left after the realization of the preemptive rights of the current shareholders would be bought by EADS. The list of shareholders, possessing the preemptive right to buy newly-issued shares was made at the date of the Annual Shareholders Meeting. The shareholders, who voted against the new issue of shares or shareholders, who did not participate in the vote secured the option to buy the new shares.

On August 16th, 2005, at the MAKS-2005 Air Show in Zhukovsky, near Moscow, Oleg Demchenko, President of Irkut, and Stefan Zoller, CEO of the Defence and Security Systems Division and member of the Management Committee of EADS, signed an agreement confirming the intention of the strategic investment in Irkut Corporation through the prospective acquisition of newly-issued shares, representing up to 10% of Irkut's outstanding capital. The Company continued the procedure of the new share issue, as was envisaged by the agreement. That same day, the Board of Directors of Irkut Corporation approved the Decision on the New Share Issue, as well as the Securities Issue Prospectus. The procedure of due diligence was started, following which the final share price was established and a contract of purchase was concluded.

On 29th of September, the Russian Federal Financial Markets Service (FFMS) registered the new issue of common registered nondocumentary closed-subscription shares of OAO "Irkut Corporation". The issue was given identification number of state registration 1-03-00040-A-002D. The quantity of the new issue shares accounted for 120,824,363 shares, the face value of each share of the new issue – RR3.


2005
2005 The preliminary due diligence. Irkut Corporation and EADS started to get ready for the deal
The due diligence. The evaluation of the deal cost
The execution of the priority right
01.01
01.02
01.03
01.04
01.05
01.06
01.07
01.08
01.09
01.10
01.11
01.12
31.12
The common Annual Shareholders Meeting: the deal was approved, it took a decision to increase the authorized capital by 12,09%.
The agreement about the intentions
FFMS registered the additional issue
The Board of Directors of the Irkut Corporation indicated the price of the additional issue distribution
The end of the deal

On 5th of October, 2005, an Extraordinary Shareholders Meeting was held. The Meeting approved the amendments to the Charter of the Corporation. The amendments included improved rights of minority shareholders to influence strategic decisions. So, if earlier only the simple majority was needed to start liquidation or bankrupt procedures for the Corporation and its subsidiaries, or to conclude an agreement of strategic partnership, after the amendments were introduced such decisions will have to be supported by 90% of the Board of Directors. It is noteworthy that the initiative to amend the Charter was launched by EADS and was supported by 99% of the shareholders, who took part in the voting.

On October 14th 2005, the Board of Directors of Irkut Corporation approved the share price of the new share issue (12.09% of the authorized capital) at the level of RUR19.13 in favour of OOO EADS (Russian subsidiary of EADS) and those shareholders who had a preemptive rights to acquire shares. Shareholders were able to realize the preemptive rights in the period from 15th of October to 28th of November 2005. Some part of Irkut's shareholders realized the right and bought out 1,371,922 shares of the new issue for the total amount of around $1 million.

On December 16th 2005, Irkut Corporation and EADS closed the deal for the purchase of the 10% stake in Irkut by signing a Purchase Contract for 97,813,162 shares worth $65.3 million. Following the closure of the deal, a decision was made to elect CEO of OOO EADS to the Irkut's Board of Directors and an Agreement on the Principles of Further Co-operation was signed. The deal between Irkut and EADS was of paramount significance as for the first time in the history of the Russian defence & military industry, one of the world's premier concerns acquired a stake in a Russian aircraft manufacturing company. The EADS deal was another evidence that Irkut is on the path of stable and prospective development.

The shareholders structure changed as a result of the deal. Pursuant to the inclusion of the shareholder with the 10% stake (OOO EADS), the shares of Irkut's management and Sukhoi Company decreased. The share of institutional and private investors grew to some extent, as some shareholders realized the option for the new issue shares. The introduction of an EADS representative into Irkut's Board of Directors was the final stage in the deal. On March 15, 2006, the Extraordinary Shareholders Meeting elected the new Board of Directors, which included CEO of OOO EADS Vadim Vlasov.

The stock market comprehended the news about the deal with EADS optimistically. So, at late November, prior to the deal, the liquidity of Irkut's shares (daily trade volumes on Rus-

Table 2.

Geographical and Product Diversification of the Order Book

REGION
South-East Asia and Far East
Middle East
North Africa
Central Africa
Europe and CIS
Latin America

sian stock exchanges divided by number of shares in free-float) reached the record level of [illegible].2%. Immediately after the closure of the EADS deal the stock started growing, and as soon as in December 2005 for the first time hit the level of USD0.7 per share. Given the situation on the market, the closure of the Irkut-EADS deal, and the agreements concluded, including the additional work packages, placed by Airbus for the production of A320/330/340/380 aircraft components, by March the stock was up at USD1.06 per share.

4.4. Geographical and Product Diversification of the Order Book

In 2005, as well as in the first 3 months of 2006, the Company achieved a high level of geographical diversification, which is demonstrated in Table 3 below and on the diagram of the geographical and product diversification of the order book:

Table 3

Dynamics of Irkut's Order Book (decreasing by cash inflows), USD mln

COUNTRY	CONTRACT	AS OF 31.03.06	AS OF 31.12.05	AS OF 31.12.04
Algeria	Su-30MKA delivery	848	0	0
	Yak-130 delivery	216	0	0
	Equipment delivery	135	0	0
Germany/France	Production of components for Airbus	332	332	192
India	Su-30MKI delivery	60	60	80
	Licensed production	1,979	1,979	1,944
	Replacement of Su-30K	648	598	598
Malaysia	Su-30MKM delivery	373	373	455
Russia	Be-200 delivery for Russian MES	88	88	115
	Project A-50	150	150	150
	Yak-130 delivery for Russian AF	5	94	94
	MiG upgrade	30	30	0
	Other	40	40	40
CIS	Su-27UBK upgrade and repair	50	50	50
	Su-30K upgrade and delivery	216	216	216
Total		**5,171**	**4,010**	**3,934**

CURRENT CUSTOMERS	POTENTIAL CUSTOMERS
India, Malaysia, China	Vietnam, Indonesia, North Korea, Laos, Myanmar, Thailand
	Iran, Yemen, UAE, Syria, Turkey
Algeria	Libya
	Ghana
Germany, Italy, Russia, CIS states, France	Greece, Spain, Portugal, Croatia
	Venezuela, Cuba, Mexico

But the indicated level of geographical diversification is insufficient for a stable operation of the Company, if we talk about a scenario when a buying country severs intergovernmental relations. Therefore, Irkut is actively involved in marketing of its products in other countries, in the regions where the Russian (Soviet that is) armament and aircraft are traditionally popular – Middle East, North Africa, Central and South-East Asia (Table 2, diagram 1).

The Irkut's strategy calls for a widely diversified product niche, given developments in the prospective markets and volatile geopolitical situation.

In addition to the geographical criteria in diversification, the Company systematically expands its line of products. Irkut's major strategic goal is to develop and bring to production a line of competitive products to occupy the global niches of bomber-fighters, as well as combat trainers, amphibious aircraft, unmanned aerial vehicles, transport and commercial airplanes. In the year under consideration, Irkut pursued the goal of diversification in the following areas:

- In June of 2005, the Company and the Russian Federal Industrial Agency signed a contract for the development of the MS-21 family of short- and medium-range commercial aircraft. Under the contract Irkut received the funds for the development of a preliminary design.
- In August of 2005, the first serial-production Yak-130 prototype completed in full the production tests. In October 2005, the aircraft was presented to representatives of the Russian AF for joint official tests. Preliminary results of the trainer trials are expected after 160 test flights. In March 2006, the Corporation signed a contract with Algeria for the delivery of 16 Yak-130. This contract is unique, since only aircraft already introduced into the fleet of the producing country are usually considered for purchase by potential customers. Irkut expects a lot from the Yak-130 advanced combat trainer project. Now the Company is involved in the extensive marketing of the aircraft, aiming by 2010 at forming an order book, which hopefully will generate up to 40% of Irkut's revenue beginning in 2012.
- In October, the Company signed a contract with the Russian Ministry for Emergency Situations for the production of a light monitoring, surveillance, and reconnaissance UAV.



The cooperation with Malaysia started in May 2003, when a nearly $900 million contract was signed for the delivery of 18 Su-MKM multi-role fighters.
There is every likelihood to belive that co-operation with this country won't be limited to the delivery of 18 Su-30MKM fighters. Malaysian party has already expressed interest in other Irkut products - Yak-130 advanced combat trainer, Be-200 amphibious aircraft, and unmanned aerial vehicles of different types, weighing from 2 to 850 kg.

Irkut



Malaysia

Russia — Malaysia

The Barn Swallow

(Hirundo rustica)

The Barn Swallow (Hirundo rustica) is a small migratory passerine bird found in Europe, Asia, Africa and the Americas. It has a long, deeply forked tail and curved, pointed wings. The Swallows, nesting in Eastern Siberia and Far East, overcomes 8000 km and winters in Malaysia. The Barn Swallow refers to the most long-distance migrants and may cover up to 11655 km. They are flying very high in the sky with a speed on average 40-50 km a day, but some days they may fly a distance up to 100 km. The Barn Swallows are very attached to their nesting place and every spring they wend their way to it. According to the cross-feeding data, some individuals may live up to 10 years.





- In December, the design specifications for Multi-Purpose Transport Aircraft (MTA) were approved, and a draft of a Russia-India MTA Agreement was issued, on the basis of which the General Staff of the Indian AF specified the requirements for MTA.
- The year under consideration saw Irkut's marketing efforts to promote Be-200 amphibious aircraft and its UAVs of various types. Specifically, in December 2005, the Company displayed the products at the LIMA-2005 International Aerospace and Maritime Exhibition in Malaysia. In June Irkut place an offer with the Lower House of the Malaysian Parliament for an "aerial complex", comprising one Be-200 amphibian and several UAVs. In October, the Company conducted a presentation of Be-200 in Portugal, while in January carried out a round of negotiations with the Civil Protection Department of the French Ministry of Internal Affairs about a prospective purchase of a batch of Be-200.

4.5.
Irkut's Role in the Consolidation of Russia's Aerospace Industry

Back in the 1990s, the Russian aerospace&defence industry was going through extensive restructuring. That is when an idea to unite the Russian aviation industry into one and single holding occurred. But it wasn't until 2004 that the first specific steps were taken. That year, the Russian Ministry for Industry and Energy developed The Concept of a United Aircraft Company, later approved by the Prime Minister.

Historical Overview

The Soviet and then Russian space and aircraft industry has traditionally been among world's leaders in the field. Some Soviet designers have contributed significantly into the development of the global aviation. Predictably, the Soviet industry mainly focused on the military aircraft – our fighters were second to none in terms of some performance characteristics and combat capabilities, and sometimes were a generation ahead of their Western competitors. The Soviet aerodynamical developments are being used even today and are competitive and at times more preferable, in terms of manoeuverability, for example. To illustrate this fact, we can turn to the Indian-US series of mock battles, where the Indian pilots on Russian-made

Diagram 1.
Geographical and Product Diversification of the Order Book, %


a.
b.
c.
d.
e.
31.12.2004

a. **66%** India

b. **7%** CIS

c. **5%** Europe

d. **11%** Russia

e. **11%** Malaysia


a.
b.
c.
d.
e.
31.12.2005

a. **64%** India

b. **6%** CIS

c. **9%** Europe

d. **10%** Russia

e. **11%** Malaysia


a.
f.
b.
31.03.2006
c.
d.
e.

a. **5%** CIS
b. **20%** Algeria
c. **7%** Europe
d. **6%** Russia
e. **9%** Malaysia
f. **53%** India

Su-30 racked up a record of 28-2 against U.S. F-15 and F-16 fighters. Such a success was based on extensive funding and intensive development – the Soviet aerospace&defence industry used up to 50% of the country's resources.

However, the collapse of the Soviet Union and the gravity of the economic crisis that followed resulted in scarce funding of the industry and its further slowed development. The Russian designers and developers had to somehow continue working, utilizing what had been done in the 1970s-80s. At the same time their foreign counterparts advanced greatly in the development of new aircraft, including the fifth generation fighter. Western aircraft design houses have managed not only to catch up, but to leave the former leaders behind. The current manufacturing facilities of many former Soviet aircraft producers are obsolete, the manpower of the industry is characterized by the lack of qualified personnel and deteriorating age indicators. The industry is characterized by alarmingly low utilization of information technologies and definite overcapacity, while the financial soundness of the majority of enterprises is more than questionable.

Great number of design bureaus, numerous production lines, and aviation production associations within either integrated or independent companies are typical characteristics of the modern state of the industry. The overcapacity, meant to cover orders for hundreds of aircraft in the Soviet times, is combined with the lack of modern market infrastructure. The idea behind such a structure was to avoid dominance of one of the manufacturers, encourage competition for state orders with the ultimate goal of ever-increasing quality of products produced. Most impressively, the Soviet industry was effective and efficient, complying with all requirements set by the Soviet Government.

However, now the companies almost exclusively focus on the domestic competition, struggling for state orders and competing with fellow Russian manufacturers in the international market. But such a situation leads to nothing but extensive consumption of scarce resources and undermines the country's competitiveness in the global aircraft-manufacturing market. To be internationally successful, there has to be a national company, which is sound, dynamical, efficient, strategically focused, a company that is relishing the organized support of the government. The consolidation of the industry and elimination of the domestic competition will help survive and hopefully turn Russia into the third world's aircraft-manufacturing centre. Besides, the experience of the industry's global leaders indicates that we are on the right path.

The United Aircraft Company (UAC)

In 2005, the Government of the Russian Federation made a decisive step towards the revival of the Russian aircraft manufacturing industry. Following a period of waiting and anticipation, and several preparatory phases, the Decree on the Establishment of the United Aircraft Company (UAC) has been issued. UAC is meant to consolidate intellectual, organizational, and material resources into a united aircraft-manufacturing industry. The backbone of the consolidation process, which is expected to be over by the end of 2007, is a phased integration of the operational aircraft-building enterprises (as Irkut/Yakovlev, Sukhoi, MiG, Ilyushin, and Tupolev) into an unified holding and corporate structure. Accordingly, the Russian aircraft-manufacturing industry is at the threshold of new era in its development, with new prospects and opportunities ahead.

Irkut Corporation, as the most progressive company of the industry, plays one of the major roles in the process. Irkut presents a 20% share of the Russian military export, it has the largest order book ($5.2 billion) and the biggest backlog to revenue ratio. During the last five years, the Company has been in the Jane's Defence Top-100 – rating of the global military&defence industry. Plus, Irkut Corporation is the only public company of the Russian MD industry, which shares trade on Russian and international floors.

Irkut management are known as experienced managers and considered as highly qualified professionals by many experts. It can be illustrated by the following facts: First, in October of 2004, Alexey Fedorov, Irkut President and its biggest private shareholder, was assigned by the Russian Government as CEO of MiG with the tasks to stabilize the financial situation of the company and prepare MiG transfer into a JSC. Second, within the frames of the consolidation process, the Russian Government established the United Aircraft Consortium – a non-commercial partnership. From the very first day of its establishment, Valery Bezverkhniy, Irkut's First Vice-President, headed the Consortium. Valery Bezverkhniy is also a member of Irkut's Board of Directors.

In addition, in early March 2006, Alexey Fedorov, as a manager with an extensive experience in the industry, was assigned CEO of the future UAC. At the same time, he will be Vice-President of the Governmental Aerospace Industry Integration Committee. Under the management of Alexey Fedorov, Irkut Corporation was incorporated and launched IPO, established partner relations with EADS, signed a profitable agreement with India. Alexey Fedorov is a representative of Russia's private capital in the future UAC, that is why the fact that he has been assigned UAC's CEO is considered to be an evidence of the government's friendly attitude towards private investors and a positive step towards a healthy balance of interests in UAC.

Thus, Irkut's management take an active role in the process of the industry's consolidation, including the development of the consolidation strategy and mechanisms. Irkut managers and major shareholders will seek fair exchange ratios for the Company, and for each group of shareholders as well, including management, government, and the investment community, based on its cost-profitability and share in the orders portfolio of the industry.

Deloitte & Touche CIS has been chosen as an appraiser of different companies, which will form the authorized capital of the United Aircraft Manufacturing Corporation. We consider this fact as a right decision that will help evaluate the Company equitably. The results of the audit will be verified by independent investment banks, and the "Opinion" will guarantee the protection of the minority shareholders' interests. Irkut's management (the Corporation will initially form an UAC's subsidiary) will seek transparency of the holding group's documents, as well as transparency of the subsidiary management system. Moreover, already at the initial phase of its formation, UAC is expected to become a public company.

Following the completion of the consolidation process and switching to a single stock, the stock will be examined to meet eligibility and listing requirements of major Russian stock exchanges.

Accordingly, if some Irkut shareholders vote against the integration of Irkut into UAC or don't participate in the voting, the buyback of the shares will be offered to them, based on fair market price for the share in accordance with accepted standards and procedures.

In general, Irkut experts are optimistic about the future of the United Aircraft Corporation, both in terms of future UAC's revenues and capitalization. Subsequently, the current Irkut shareholders and future UAC shareholders will most certainly benefit from the consolidation, becoming shareholders of an aircraft manufacturing holding, able to generate $7 – 8 billion annual revenue and formed by leading Russian aerospace companies.

5.

Corporate Governance

Irkut Corporation pays particular attention to the regular work of executive team, to information disclosure, and to relations with investors and shareholders



a.



b.

2005 Board of Directors

a.

Alexey Fedorov
Chairman of the Board

In 1997 – 1998, Alexey Fedorov was CEO of Sukhoi Company, in 1998 he joined Rosvooruzhenie as Adviser to CEO, since 1998 – President of OAO IAPO, from 2002 to 2005 – President of OAO "Irkut Scientific and Production Corporation". In 2004, Alexey Fedorov was appointed CEO and Designer General of MiG "Russian Aircraft Corporation". Member of Irkut Board of Directors since 1998. Since 2005 – Chairman of the Boards of Directors of Irkut Corporation, Beriev Design Bureau, and Yakovlev Design Bureau.

b.

Valery Bezverkhniy
Deputy Chairman of the Board

From 1998 to 2001 Valery Bezverkhniy was President of ZAO "FTK Company". From 2001 to 2002 – Vice-President of OAO IAPO. Valery Bezverkhniy is currently First Vice-President of OAO "Irkut Scientific and Production Corporation" and President of the United Aircraft Consortium. In 1998 – 2003 he was Chairman of Irkut Board of Directors.

Irkut Corporation not only strictly complies with all applicable Russian and international laws and regulations, but assumes obligations to conform high business ethics and integrity standards. On the path of our development, we are striving to comply with accepted international rules and standards of corporate governance, while systematically conducting programs, aimed at improving those standards.

In May 2002, to increase transparency and guarantee rights of shareholders and investors, the Code of Corporate Ethics, later amended and improved, was adopted at a shareholders' meeting. The current Code is a set of rules and ethical standards, which cover all aspects of activities and relationships related to management and corporate governance. The Code is aimed at protecting interests and rights of Irkut's shareholders, increasing confidence in the Company of current shareholders and potential investors, and ultimately enhancing Irkut's investment attractiveness. The protection of shareholders interests is one of the Company's key priorities. That is why Irkut is focused on increasing the Company's capitalization and regular dividend payments. In addition to these steps, we are committed to Irkut shares greater liquidity in the Russian and international stock markets.


c.


d.


e.


f.

5.1.
The Board of Directors

The Board of Directors comprises the governing body of the Corporation and exercises general control over the Company and reports to the Meeting of Shareholders. We believe that the major task of the Board is to bring prosperity to the Corporation on the basis of safeguarded interests of all those involved in the corporate relationships. Other important tasks, facing the Company, are to generate maximum income and enlarge assets, defend the rights and legitimate interests of the shareholders, efficiently supervise the executive bodies, ensure full, authentic and reliable public information about the Company.

In addition to the functions, granted by corresponding laws, terms of reference of Irkut's Board of Direction cover the following areas:

- mission and strategic priorities,
- corporate culture,
- financial and economic plans,
- efficient risk management,
- supervision over the executive bodies,
- efficient control over financial and economic activities,
- protection of shareholders' rights and interests, mediation in corporate conflict resolution,
- control over disclosure and distribution of information.

To maintain objectivity of the decisions made and to keep a healthy balance of interests, independent directors representing the executive bodies and various groups of shareholders were introduced into the Board. Significantly, representatives of the executive bodies of the Corporation must form not more than 25% of the total members of the Board. The same rule applies to the percentage of independent directors.

c.

Oleg Demchenko
In 1992 – 1994 Oleg Demchenko was First Deputy General Designer of Yakovlev Design Bureau. From 1994 to 2001 – President/General Designer of Yakovlev Design Bureau, since 2001 – President and Chairman of Yakovlev Board of Directors. Member of Irkut Board of Directors since 2003, in 2004 he was elected as Chairman of the Board of Directors. Since 2005 – President and Chief Executive Officer of OAO "Irkut Scientific and Production Corporation".

d.

Vladimir Kovalkov
In 1997 – 2003 Vladimir Kovalkov was CEO/Senior Vice-President (Production) of OAO "Irkut Scientific and Production Corporation". Since 2003 – CEO of IAP – main production site of Irkut Corporation. In 2004, Vladimir Kovalkov was elected as a member of Irkut's Management Committee and in 2005 – member of Irkut's Board of Directors.

e.

Mikhail Pogosyan
Since 1998 – CEO OAO "Sukhoi Company", since 1999 – CEO OAO "Sukhoi OKB". Member of Irkut's Board of Directors since 2004. Also member of the Boards of Directors of OAO "Sukhoi Company" and OAO "KnAAPO".

f.

Maxim Poletayev
In 1995 – 1999 Poletayev Maxim was Director, Reserves Department, Yaroslavl branch of Sberbank of Russia. In 1999 – 2002 – Vice-President of the Executive Board of the Northern Bank, Sberbank of Russia. Member of Irkut Board of Directors since 2004.



g.



h.



i.

g.

Alexey Ponomarev
In 1998 – 1999 Alexey Ponomarev was First Vice-President of Tupolev Company ("Tupolev Aviation Scientific-Technical Complex"). In 1992, he was appointed Director of the Interagency Analytical Centre, in 2000 – Research Director of the Institute of Advanced Training for Defence&Military Industry, the Higher School of Economics. Member of Irkut Board of Directors since 2003.

h.

Sergei Tsivilev
In 1998 – 2000 Sergei Tsivilev was Vice-President, and in 2000 – 2001 – First Vice-President of ZAO "FTK Company". In 2001, he joined Irkut Corporation as Vice-President, Corporate Economics and Finance, in 2003 – 2004 – Senior Vice-President, Corporate Economics and Finance. Since 2004 Sergei Tsivilev is First Vice-President/General Designer of MiG Company. Member of Irkut Board of Directors in 2003 – 2004 and since 2005.

i.

Sergei Chemezov
In 1996 – 1999 Sergei Chemezov was Director, Foreign Economic Relations Department, Administration of the President of the Russian Federation, in 1999 – 2000 – CEO Promexport. In 2000, he was assigned First Vice-President, and in 2004 – President of Rosoboronexport. Sergei Chemezov was elected as a member of Irkut Board of Directors in 2004.

In order to increase the effectiveness in the decision, the compensation of the Board's members depends, among other criteria, on the annual increase in the Company's capitalization (increase in net assets).

To assist the Board of Directors, special committees were established. The committees are in charge of recommendations on critical issues, forming a direct communication link between the Board and executive bodies:

- Strategic Development and Planning Committee,
- Budget Committee,
- Personnel and Remuneration Committee,
- Audit, Information and Shareholders Relations Committee.

In June of 2006, the Meeting of Shareholders elected the new Board of Directors. In accordance with the internationally accepted practices, one independent Director and one Director, representative of Irkut's minority investors, became members of the new Board.

5.2. The Board of Directors in 2005

In 2005, the Board of Directors made a number of important decisions, aiming at adjusting Irkut's corporate governance to internationally accepted standards. Significantly, in 2005 an EADS representative joined the Board.

There were 14 meetings of the Board of Directors in 2005, either in a form of a full meeting or via interview, making it possible to take into consideration opinions of each member of the Board. The Management Committee took over some functions of the Board, thus allowing the members of the Board of Director to focus on issues within the Board's competence.

Last year, the Board of Directors placed a special emphasis on the strategic development of the Corporation, finance and economic planning and supervising, corporative risks analysis and management. In addition, the Board discussed the issue of Irkut's informational policy.

Due to the Board's intensive work in 2005, the Corporation managed to advance towards its strategic goals, greatly improving the level of international cooperation and partnership.

5.3. The Management Committee

In 2005, for the first time in the history of the Corporation, a collegiate executive body – Management Committee – was established (Table 4). The Committee supervises the Corporation's activities within its competence in compliance with corresponding Russian laws, the Charter of the Corporation, and other corporate rules and regulations.

The Committee worked in accordance with the schedule, approved by the Board of Directors. The schedule included the areas of responsibility of the Committee for 2005, strategic and current issues, schedules of the issues' consideration, and responsible executives concerned. The schedules mentioned included a wide range of issues critical to the Company's development: corporate governance policy, product&marketing strategy, financial, budget, and informational policies, assets restructuring. The schedules also included issues of budget monitoring, progress of major projects, and areas of the Corporation's development.

There was a total of 9 meetings of the Committee. The main issues considered fall into 5 categories:

- strategical development of the Company;
- corporate governance and management, including introduction of a project management system, improvement of the units' collaboration within the frames of through business processes, development of regulation procedures for corporate, project, budget, and administrative management;
- financial and economic activity, including measures to better regulate and improve the budget planning and spending;
- execution of the main projects and programs;
- deals approval and procedural issues.

Table 4.

The Management Committee as of December 31st, 2005:

№	NAME	POSITION IN IRKUT CORPORATION
1	Oleg Demchenko	President
2	Valery Bezverkhniy	First Vice-President
3	Vladimir Chirikov	Vice-President, Corporate Economics
4	Nikolai Dolzhenkov	First Deputy CEO/Designer General, Technical Director, JSC Yakovlev Design Bureau
5	Dmitry Eliseev	Vice-President, Corporate Finance
6	Victor Kobzev	CEO, JSC Beriev Design Bureau
7	Vladimir Kovalkov	CEO, Irkutsk Aviation Plant (IAP)
8	Vladimir Sautov	Vice-President, Marketing and Foreign Relations
9	Sergei Smekhov	Chief Accountant
10	Sergei Vasilenko	Irkutsk Aviation Plant (IAP), Director, Production
11	Alexander Veprev	Irkutsk Aviation Plant (IAP), Technical Director

5.4. The Organizational Structure of the Corporation

Scheme 3.


OAO IRKUT CORPORATION
Production
IAP
Sales, Marketing, and Strategy
Corporate Centre
R&D
Irkut AviaSTEP 100%
JSC Yakovlev Design Bureau 75.5%
Russian Avionics 51.1%
Production
CJSC Itela 51.0%
JSC Beriev Design Bureau 54.2%
Sales and Marketing
CJSC Beta Air 73.4%
EADS Irkut Seaplane 70.0%

6. HR and Social Policies

Sufficient level of employees' prosperity is one of the indicators of the Corporation's success







Diagram 2.
Distribution of the Irkut Corporation Enployees in 2005


a.
b.
c.
d.
e.

When we say "Irkut Corporation", we mean the people, who work here. We believe that one of the major keys to success for the Corporation is the prosperity of its employees. To achieve this goal, we improve remuneration programs including pay increase, targeted welfare programs, better social infrastructure, and other social issues, including housing of Irkut's employees.

HR Policy

In 2005, Irkut Corporation continued the policy of cost reduction and personnel restructuring of the Irkutsk Aviation Plant (IAP). As a result, the average number of stuff decreased 15%, and accounted for 10,583 employees as of December 31st, 2005. This allowed the Corporation to increase significantly the average salary, making IAP the leader of the Irkutsk Region in this field. The percentage of the indirect labour decreased from 3.5% to 1.7%, accordingly increasing the percentage of the direct labour.

At the same time, the consolidated workforce of the Corporation increased by 10% and accounted for 15,424 employees compared to 14,022 in 2004. The increase in the workforce was due to last year's bigger share in Beriev Design Bureau and integration of the Beriev's financials into the Corporation reporting. The tables below and diagram 2 set out the overall workforce of Irkut Corporation:

EMPLOYEES BY BUSINESS UNIT	AMOUNT
a. Irkutsk Aviation Plant	10,583
b. Beriev Design Bureau	3,022
c. Yakovlev Design Bureau	850
d. Russian Avionics	159
e. Other Subsidiaries	810
Total Irkut Corporation	**15,424**

Reducing overhead expenses through restructuring and withdrawal of nonspecialized assets, while retaining and developing the critical production-related workforce is a major part of the corporate HR policy.

The implementation of the HR policies resulted in the reduced average payroll and restructured workforce and focused on the increased percentage of direct production labour (its proportion increased by 1.75%).

The age analysis of the Corporation's workforce shows that while the average age of workers remains stable, there is a tendency toward a great number of the retirement and preretirement age workers. Accordingly, one of the demanding HR



In 2005, the parties signed a Memorandum of Understanding for the delivery of 12 Su-30MKM's. The estimated volume of the deliveries amounts to $500 million.
Thailand is offered the type of Su-30MK, similar to the Indian and Malaysian types of fighters, but modified to meet in full to requirements of the Thailand Air Force. The aircrafts are supposed to be delivered in two batches within two years – six aircraft a year.

Irkut





Thailand

Russia — Thailand

The Pallas's Warbler

(Phylloscopus proregulus)

The Pallas's Warbler or Pallas's Leaf Warbler (Phylloscopus proregulus) is a leaf warbler which breeds in southern Siberia, Mongolia and parts of Tibet and China. This is one of our smallest birds, it weight is about 4.7-7 gm. In Russia it habits in Siberia from Far East to Yenisei river and winters in South-East Asia. They fly from Siberia to Thailand, covering a distance over 5600 km.

This is a bird of coniferous mountain woodlands. The nest is built in a tree. Like most Old World warblers, this small passerine is insectivorous. This bird is not shy, but its arboreal life style makes it difficult to observe. It is constantly in motion, and often hovers briefly, like a kinglet. Its song is powerful and Canary-like. This bird is named after the German zoologist Peter Simon Pallas.





Table 5.
Irkut Aviation Plant
Workforce dynamic and structure

INDICATOR	2005	2004	2003
Average payroll (employees)	10,583	12,350	15,609
Workforce structure:			
main direct labour (%)	24.13	22.48	21.04
other direct labour (%)	74.18	74.08	67.07
indirect labour (%)	1.69	3.44	11.92

missions is to attract, develop, and retain a younger generation of employees, as well as to develop systematically the existing workforce potential to be adequately prepared for a wider range and a more complicated nature of tasks.

Personnel Training and Development

One of the Corporation's key HR functions is, on a regular basis, to conduct advanced and vocational training of the personnel, with major emphasis being placed on the development of the younger generation of employees. To this purpose, the Corporation concluded long-term training and co-operation agreements with such educational establishments as Irkutsk State Technical University, Irkutsk State University, Baikal State University of Economics and Law, Irkutsk Aviation Secondary Technical School, Vocational School #2. On-the-job training is also a major priority for the Corporation, accomplished by the Personnel Training Office, one of the Corporation's departments (Table 5, 6).

The Personnel Department of the Irkutsk Aviation Plant closely cooperates with specialized departments of the region's leading universities, bringing out skills and competence, which are required of a highly qualified industrial and production engineer. The Department on a regular basis introduces changes into the training, adding new courses and adjusting the training to the requirements of IAP. For example, students of the universities study 3D modelling tools and specialized designing software (IAP purchased a training version of the software). In addition, beginning from the second year of education, the students spend a part of the academic year, working at the production site, putting their skills and competence into practice. As a result, the Corporation receives highly qualified and custom-trained professionals. Graduates of the Irkutsk universities prefer IAP to other companies, as it has the most attractive in the region compensation programe and by right holds a reputation of an employer of choice.

Advanced Training in 2005

To further develop the Corporation's workforce, various advanced training programs were adopted, covering the following areas: quality management, information systems, health and safety in the workplace.

In the year under consideration, 2,446 workers completed various specialized programs, 444 employees went through advanced training, 57 workers obtained the second diploma. In addition, 2,349 executives and engineers took programs in the IAP educational network, which is a 49% increase over the scheduled parameter.

Table 6.

Age and Professional Structure of IAP Workforce

INDICATOR	2005	2004	2003
Average age of employees (workers), years, including:	39.8	39.3	40.4
Percentage of workers younger than 35 y.o. (%)	39.3	39.3	41.2
Percentage of workers from 35 to 55 y.o. (%)	45.6	47.4	47.6
Percentage of workers older than 55 y.o. (%)	15.1	13.3	11.2

In 2005 the Corporation's executives and engineers undertook programs of outside educational establishments and companies worth 3,315,000 roubles (a total of 429 employees).

2005 Social Policy

Targeted social programs should become the backbone of the Company's social policy. The employees have a right to choose social programs, benefits, and bonuses they need. The compensation package depends on performance of each individual worker with the access to social services, listed in his/her compensation package.

In 2005, the Corporation adhered to social programs in the following areas:

- full employment,
- adequate level of salary,
- improvement of the social support system,
- development of the personnel potential,
- greater level of social satisfaction of employees.

Last year, the younger portion of the workforce received partial pecuniary compensation to cover food and rent expenditures and various housing programs, including home construction activities and subsidized housing. Among key priorities are recreation, culture development, sport, health in the workplace, sanatoria and health resorts. In 2005, over 4,000 employees visited the Corporation's sanatoria. There are kindergartens and summer camps, supported by Irkut no to forget about the little members of the employees' families (1,200 children visited the summer camps in 2005).

The Corporation regularly adjusts the level of salary to the inflation and other parameters. The salaries were paid in accordance with the Collective Agreement. The Company is currently developing an incentive plans, based on graduated estimates of professional competence and performance.

Health and Safety in the Workplace

Continuous improvement of health and safety in the workplace is a major priority for Irkut Corporation. There is a three-stage system of workplace health and safety, adopted by the Corporation and controlled by representatives of the trade union. In 2005, a total of $0.9 million was spent to make the workplace as safe as possible. All Irkut employees have production activities related accident insurance.

In 2005, 271 safety instructions were developed and approved, about 3,000 workers passed the Safety in the Workplace re-examination.

7.

Environmental Care and Protection

We pay great attention to the protection of the unique ecology of Baikal region

Environmental Care is of paramount significance to Irkut Corporation with great attention paid to the protection of the unique Baikal region. Monitoring of the environment is conducted by a specialized department – analysis of sewage, emissions into the environment, discharges to surface and sub-surface water, noise, illumination intensity, X-radiation, electromagnetic radiation, explosion hazard, meteorological parameters, and emissions of gas-cleaning systems.

The construction of the waste-disposal facilities on the main production site in Irkutsk was the major environment-protection project of 2005. The Corporation complies with all limits, set by the Russian Environmental Legislation concerning the production, disposal, and treatment of waste materials, discharges to surface and sub-surface water, and emissions into the environment. In 2006, a new electroplating shop is planned to be launched.

In 2005, the Environmental Department of Irkut Corporation monitored and supervised the harmonious exploitation of the natural resources, exercising of the technological discipline, fulfilment of programs aimed at reducing pollution, proper sewage disposal and purification.

An analysis of sewage and industrial water, workplace air and environment were done in accordance with approved schedules. The total emissions into the environment in 2005 decreased by 180.282 tons compared to 2004.

Decrease in emissions:

- solid substances by 68.396 tons,
- CO_2 by 68.666 tons,
- nitric oxide by 46.391 tons.

8.

Management Discussion and Analysis of Financial and Operational Results for 2005

Higher increase in revenue than in cost of sales resulted in record gross margin, which was 50% in the reporting year

8.1.
Results of Operstions

2005 was the best year ever in the history of Irkut Corporation in terms of revenue, which increased by 14.5% from 2004 to record $711.7 million (Table 7).

Such an increase is due to a number of important considerations. First of all, in 2005 Russian and Indian parties have agreed upon the replacement of 18 Indian-based fighters Su-30K (8 delivered in 1997, and 10 – in 1998) with an upgraded version of Su-30MKI. Under the contract, Su-30K fighters will be bought back by Irkut, then upgraded and sold to third party (presumably CIS). In 2005, we

Table 7.
Results of Operations 2005, '000 USD

	2005	2004	2003
Revenue	**711,692**	**621,852**	**522,025**
Cost of sales	(357,774)	(330,894)	(315,100)
Incl. depreciation and amortization	20,368	16,385	16,378
Gross profit	**353,918**	**290,958**	**206,932**
Gross margin	**50%**	**47%**	**40%**
Operating expenses	(204,417)	(142,438)	(131,700)
Profit from operations	**149,501**	**148,520**	**75,259**
Operating margin	**21%**	**24%**	**14%**
Net financing costs	(38,529)	(60,749)	(74,141)
Incl. Net interest expenses	(47,176)	(58,076)	(65,109)
Profit before tax	**110,972**	**87,511**	**385**
Profitability before taxes	**16%**	**14%**	**0%**
Income tax expense	(27,295)	(20,243)	565
Net profit for the year	**83,677**	**67,268**	**950**
Minority interest	1,149	1,102	865
Net income	**84,826**	**68,370**	**1,815**
Net income margin	**12%**	**11%**	**0,3%**
EBIT	**158,149**	**145,587**	**65,494**
EBIT margin	22%	23%	13%
EBITDA	**178,517**	**161,972***	**81,872**
EBITDA margin	**25%**	**26%**	**16%**

* EBITDA for 2004 is different from EBITDA, displayed in 2004 Annual Report ($164.9 million), due to corrections, introduced into the calculation method – adjustments for non-interest financial expenses were made.

Graph 1.
Dynamics of the Results of Operations in 2003 – 2005, '000 USD


0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
800,000
2005
a. 711,693
b. 353,919
c. 149,502
d. 158,149
e. 84,827
2004
a. 621,852
b. 290,958
c. 148,520
d. 145,587
e. 68,370
2003
a. 522,075
b. 206,932
c. 75,259
d. 65,494
e. 1,815
a. Revenue
b. Gross profit
c. Operating profit
d. EBIT
e. Net profit

did a lot to execute this contract, and at year-end 2005 10 Su-MKIs had been made. However, due to a request from the Indian party, the delivery dates were rescheduled for 2006. In addition, in spring 2006 the final cost of this contract was set. The documents confirming a price increase of this contract were recognized by corporate auditor, which allowed the Corporation to reconsider reporting year revenue. As a result, the correction of accrued revenue amounted to $83.36 million in 2005 and $107.17 in 2004.

Moreover, the growth in revenue was conditioned by the increased value of work, conducted by Irkut subsidiaries, as well as by consolidation of assets, acquired by the Corporation in 2005. Specifically, Beriev Aircraft Company revenue were $53.5 million, while Russian Avionics – $23 million under the MiG upgrade programe.

At the same time, the cost of sales grew only by 8.1% in 2005 and amounted to $357.8 million compared to $330.9 million in 2004. The insignificant increase in the cost of sales is due to the fact that Irkut aims at long-term contracts with fixed prices, this way trying to ensure oneself against considerable growth in direct costs – materials, components and other production-related expenses. Second, the costs of the Indian fighters replacement were restructured, and the Corporation reported a less direct costs and more overheads.

Due to the fact that the increase in revenue outrun the increase in the cost of sales, the Corporation reached a record level of gross revenue – $354 million (a 21% growth as compared to 2004). This, in its turn, further improved the gross margin, which increased from 46% (it is anyway the highest margin in the industry) to 50% in 2005.

At the same time, the considerable increase in the gross revenue was partially balanced by the growth in the operating expenses, which increased by 43.5% to $204.4 million, as compared to 2004. The operating expenses went up generally due to an increased share of administrative costs and higher distribution costs. The reasons for the changes will be addressed in more detail below.

Thus, the increased operating expenses evened the beneficial effect of the decreased cost of sales and the operating profit practically stayed the same (at year-end 2005 it reached $149.5 million, which is $0.98 million more, than in 2004).

The operational margin decreased to 21.0%, as compared to 23.9% in 2004. Nonetheless, this parameter remained among the highest in the industry.

In addition, Irkut Corporation reduced the financial expenses by more than 36.6% to $38.5 million ($61.0 million in 2004).

EBIT (Earnings Before Interest and Taxes) grew by 8.6% (or 12.6$ million) to $158.15 million. The depreciation and amortization amounted to $20.4 million, thus increasing EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) by 10.2% to $178.5 million, while the EBITDA margin accounted for 25%. The profit tax went up proportionally with the increase in profits before taxes – the effective tax rate was 23.1% in 2004 and 24.6% in 2005.

The considerable growth in revenue, efficient cost-savings programe and reduced financial expenses led to a record level of net income worth $84.8 million, representing an increase of 24.1% compared to the last year ($68.4 million). The net income margin grew to 11.9%. This ratio is among the highest in the global aerospace industry and in the Russian machinery sector as well (Graph 1).

Table 8.
Dynamics of COGS Structure in 2003 – 2005, '000 USD

a. Materials and goods
b. Personnel expenses
c. Depreciation and amortization
d. R&D
e. Other costs
Cost of sales total

The Cost of Goods Sold (COGS) Structure

Materials and Goods

To produce military and civil dual-purpose aircraft, the Corporation procures a considerable amount of materials and goods, including metals, electronics, engines, and engineering hydraulics from Russian and foreign suppliers. Materials and goods form the biggest part of the cost of sales structure – about 70%. In 2005, the cost of materials and goods grew by 11.5% ($25.4 million) to $246.1 million.

This expenses item grows proportionally with revenue, as the Company has long-term fixed-price contracts with the majority of suppliers. The price can be increased only with rates specified and stated in the contracts, or by the so called "escalation ratio", calculated through a special methodology. Thus the Company reduces the risk of increased materials-related prices and subsequent increase in the cost of sales.

Work with Suppliers of Materials and Goods

In 2005, to minimize contract-related risks, the Corporation signed general contracts for the period up to 2009 with suppliers of high-priced purchased materials. The general contracts describe the parties' obligations on prices and payment terms, after-sales service for components, reliability of supplied goods, and adherence to requirements for aircraft delivery.

The general contracts include a number of contracts with suppliers, relating to various aspects of the components life cycle: delivery of high-priced purchased inventory materials, maintenance, repair and overhaul services, upgrading etc. This way the Company optimizes price risks, improves economic and financial planning for medium and for the year.

Diagram 3.
The Cost of Goods Sold Structure in 2005



2005	2004	2003
246,137	220,700	176,000
40,361	39,100	29,100
20,368	16,400	16,400
7,630	35,900	79,400
43,278	17,900	14,200
357,774	**330,894**	**315,100**


a.
b.
c.
d.
e.

Specifically, the Corporation agreed on fixed prices for 2006 – 2008 with the following suppliers of high-priced purchased inventory materials:

- Central Design Bureau for Automation,
- Polet Scientific Production Association,
- Shimko Radioelectronics (Federal Scientific Production Centre),
- OAO Ulyanovsk Design Bureau for Instrument Making,
- JSC Hydraulics,
- JSC Hydromash.

Due to efficiently established relations with suppliers, the Corporation managed to keep the rise in prices for high-priced purchased inventory materials at 0 – 1.5% level in 2003 – 2005.

Major Irkut Contractors and Subcontractors

The Corporation cooperates with more than 2,000 suppliers of materials and goods. Table 9 sets forth major Irkut contractors and subcontractors:

Personnel Expenses

Personnel expenses form about 11% of the overall cost of sales. In 2005 they grew by 3.1% to $40.36 million (compared to $39.1 million in 2004).

In 2005, Irkut Corporation continued to implement the cost-saving programe and restructure the stuff on the Irkutsk Aviation Plant (IAP). As a result, the average number of IAP employees decreased by 15% – from 12,350 to 10,500 employees, which increased the average salary and pushed the plant to the leading entities in Irkutsk region in terms of salaries. At the same time, the share of non-production employees decreased from 3.5% to 1.7%.

Table 9.
Major Irkut Contractors and Subcontractors

Design and development of aircraft	Sukhoi Corporation	Joint DB
	JSC Tupolev; Tupolev Design Bureau	
	JSC Ilyushin	
Subcontractors	KnAAPO	Industrial co-operation
Suppliers of materials	VSMPO	Titanium rolled stock
	JSC Electrostal	Ferrous metal rolled stock
	ALCOA RUS	Aluminium rolled stock
	JSC KUMZ	Non-ferrous metal rolled stock
	Mechel	Ferrous metal rolled stock
Suppliers of systems and eguipment	JSC Zvezda	Life-support and rescue systems; ejection seats
	Hydromash	Hydraulic landing gears; pneumatic eguipment
	Polet Scientific Production Association	Airborne communications systems Equipment of automatic data interchange systems
	Ramenskoye	Development and production of airborne equipment
	JSC Elara	Airborne radioelectronics
	Aerospase Eguipment Corporation	Avionics
	Teploobmennik Scientific Production Association	Turborefrijerating units, unit control equipment
	JSC Normal	Standardized fixinq systems
Suppliers of engines	Ufa Motors	Su-30MK engines
	Motor Sich	Be-200 engines

The consolidated number of employees of Irkut Corporation grew to 15,424 as compared to 14,022 in 2004, primarily due to the purchase of Beriev Company and the integration of Beriev financial reports into the corporate financials.

Depreciation and Amortization

In 2005, depreciation and amortization grew by almost $4 million to $20.37 million, as compared to $16.4 million in 2004.

Depreciation and Amortization, charged for the years 2004 and 2005

	2005	2004
Depreciation of property, plant, and equipment	**19.639**	**15.728**
Buildings	3.119	2.569
Plant and equipment	16.520	13.159
Amortization of intangible assets	**729**	**657**
Development costs	218	219
Other intangible assets	511	438
Depreciation and amortization total:	**20.368**	**16.385**

The major part of the charged depreciation and amortization cost is the depreciation of property, plant, and equipment. The amortization of intangible assets amounts for not more than 4%, as a significant part of the Company's capitalized intangible assets is not yet amortized. The Be-200 and Yak-130 project, which R&D are capitalized on the balance, are close to the final phase, but have not generated any profit so far, and the amortization of corresponding assets will be charged only with the beginning of the mass production, scheduled for 2006 – 2025.

Research and Development Expenses

Expenses on research and development ("R&D") are recognized as part of the cost of sales and are direct costs, expensed as incurred. They are calculated according to the percentage of goods ready for delivery and are recognized as far as occur. R&D is carried out in accordance with approved production schedule and delivery dates for the end product. The rest of the R&D expenses is recorded either in the operational expenses and amortized as incurred, or capitalized and recognized in the balance sheet. The R&D in the balance sheet should meet the following requirements: final phase of research, there is intent and possibility to finalize the research, there is a prospect of future cash flows.

R&D in the cost of sales are those expenditures which are necessary to carry out the on-going contracts of the Company. They mainly include the R&D for the Su-30MKI project – replacement contract and licensing agreement. The smaller part of R&D includes Be-200 and upgrade of Su-30K fighters, to be delivered to CIS countries.

In 2005 R&D in the cost of sales amounted to $7.63 million, which is a 78.8% ($28.3 million) decrease from $35.9 million in 2004.

The reduction in R&D costs in 2005 was due to the fact that the majority of Irkut projects reached their final stages, as well as to the completion of works done for third parties. In 2005, the costs of self-initiated R&D accounted for $2.3 million, for third parties – $5.3 million.

Other expenses

The value of Expenses, recognized as "other expenses" in the cost of sales increased in 2005 almost by 50% ($25.4 million) to $43.3 million. Respectively, the percentage of this type of expenses in the structure of the cost of sales grew from 5.4% in 2004 to 12% in 2005. The other expenses include such costs as



In June 2005, within the frames of the Comprehensive Russian Civil *Aircraft* Promotion Programme, in collaboration with the Russia-ASEAN Cooperation Foundation, headed by Irkut Vice-President Vladimir Sautov, negotiations between the Russian delegation and Indonesian Environmental and Forest Management Committees of the Indonesian Parliament Lower House were held. The Russian delegation came forward with a series of proposals to the Indonesian Environmental Commission regarding the effectiveness of the forest fire-fighting. The appliance of Irkut produced aircraft complex, based on combined use of UAVs and Be-200 was suggested. Given the problem of forest fires is very acute for Indonesia, the members of the Lower House expressed interest in Irkut's new aircraft and suggested that the negotiations concerning the conditions on which Be-200 can be purchased be continued.


Irkut

Indonesia

Russia — Indonesia

Blue Robin

(Luscinia cyane)

The Siberian Blue Robin, Luscinia cyane, is a small passerine bird that was formerly classed as a member of the thrush family Turdidae, but is now more generally considered to be an Old World flycatcher, family Muscicapidae. It, and similar small European species, are often called chats.

It is a migratory insectivorous species breeding in the south of Far East and Siberia across to Japan. It winters in Southeast Asia and Indonesia, overcoming about 8100 km.

The breeding habitat is coniferous forest with dense undergrowth, often beside rivers or at woodland edges. It feeds on the ground but is very skulking. In winter, this bird also tends to stay in dense vegetation.

The breeding male is unmistakable with blue upperparts and white underparts. The female is much drabber, with brown upperparts and whitish underparts. Her dark eye stands out against the paler brown face. This species is a very rare vagrant to Europe, and has vagrant status even as far east as India.





Table 10.
Operating Expenses, '000 USD

a. Distribution expenses
b. Administrative expenses
c. R&D
d. Taxes, other than on profit
e. Other operating income and expenses
Operating expenses total

energy and utilities expenses ($6.11 million), warranty services ($1.3 million), and other products and services ($35.87 million), covering all direct costs, incurred in the year under consideration and not mentioned in the articles above. The expenses on other products and services usually include services of outside companies delivered to the Corporation and necessary to maintain a stable manufacturing process (Table 8, diagram 3).

Structure of Operating Expenses

In 2005, the operating expenses grew by 43.5% ($62 million) and amounted to $204.4 million as compared to $142.4 million in 2004 (Table 10, diagram 4).

Distribution Expenses

Distribution expenses form the major part of the expenses, representing over 42% in the structure of the operating expenses. The distribution expenses include export agent commission, collected from Irkut, as advance payments are made by foreign customers; as well as expenditures on acceptance and delivery of aircraft. In 2005, the distribution expenses increased by 38.6% to $86.2 million, which was conditioned by changes in the structures of expenses: increase in advance payments from customers and simultaneous increase in the payments to export agents.

Administrative Expenses

Administrative expenses form the second largest part (31.5% in 2005) in the structure of the Company's operating expenses. As compared to 2004, the administrative expenses grew by 49.57% ($21.3 million) to $64.4 million. The growth is due to the increased management costs, as well as to the losses, caused by the fluctuations in RUR/USD exchange rates. At the same time, the share of this item in the structure of operation expenses has not changed significantly, remaining on the level of 30%. The administrative expenses grew through the increase in the cost of production-related services, increase in indirect labour costs, foreign exchange differences, and a number of other reasons.

Diagram 4.
Structure of Operating Expenses, %


a.
b.
c.
d.
e.

2005	2004	2003
86,190	62,191	58,420
64,404	43,058	35,494
8,179	11,731	10,900
3,255	2,767	9,117
42,389	22,691	17,719
204,417	**142,438**	**131,650**

This item also includes expenses on outside consulting. Irkut Corporation is constantly striving to improve its corporate governance and financial flows management, we monitor the quality and accuracy of reporting. For this purpose, we use not only our internal sources, but often we resort to the services of outside consultants. In 2005, with the assistance of outside tax consultants, the Company has won a suit against tax authorities and asserted its rights in a court.

Research and Development Expenses

The expenses on fundamental research, incurred in the reporting year, which have not been recognized as a part of the cost of sales and which have not been capitalized, are reflected in the operating expenses. The fundamental research include MTA and MS21 projects, as well as R&D expenses on services to other companies of the Group – Beriev Design Bureau, Russian Avionics, Yakovlev Design Bureau.

In 2005, R&D in operating expenses decreased by 30% ($3.55 million) to $8.2 million. The decrease is determined by the fact that Yak-130 and Be-200 are brought to the final phase, as well as by the capitalization of R&D expenses on the balance sheet.

Taxes, Other Than on Profit

In 2005, taxes other than on profit grew by 17.64% to $3.26 million. At the same time, the share of this account in the structure of operating expenses insignificantly decreased – from 1.9% to 1.6% in 2005. This account comprise property tax, social tax, and other federal and local taxes, paid by the Company in accordance with the Russian tax legislation.


h.
i.
f.
g.

f.

1 %
Loss on disposal of property, plant, and equipment

h.

8 %
Other operating costs, net

g.

8 %
Impairment of capitalized R&D

i.

3 %
Social costs

Table 11.
Other Operating Income and Expenses, '000 USD

	2005	2004	2003
Impairment of capitalized development costs	17,063	-	-
Social costs	7,054	7,919	5,700
Loss on disposal of property, plant, and equipment	2,235	3,792	2,019
Negative goodwill	(3,135)		
Impairment of loans given and bad debts	(446)	3,917	2,305
Other operating income and expenses, net	19,618	7,063	
Other operating income and expenses total	**42,389**	**22,691**	**17,719**

Other Operating Income and Expenses

In 2005, other operating expenses totalled to $42.4 million, which is a 87% ($19.8 million) increase from last year. The increase was mainly due to the adjustment of the intangible assets, as well as write-off the accumulated R&D expenses on Yak-130 project (Table 11).

The social costs in 2005 accounted for over $7 million. At the same time, the share of this item in the structure of operating expenses decreased from 5.5% to 3.5%. This trend reflects the Corporation's policy of restructuring and withdrawal of social-oriented entities from the Company's structure. In 2005, some of the corporate social units in Irkutsk were passed to the local municipal government. The excess of the fair value of the net identifiable assets of Beriev Design Bureau which was consolidated in the Corporation financial statements in the reporting year over the cost of acquisition gave additional income totalled $3.1 mln.

Net Financing Costs

Net financing costs comprise interest expense on borrowings, the accretion of interest on provisions, interest income on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on the revaluation and disposal of investments held for trading and available-for-sale.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs and aren't capitalized on the balance as a part of initial cost of an asset.

In 2005, net financing costs amounted to $38.5 million, which represents a 36.6% decrease ($22.2 million), as compared to 2004. The financing costs of the Corporation declined pursuant to several considerations. First, the interest expenses on borrowings was down owing to the government compensation of interest rates ($7.5 million). The rules for the government compensation of interest rates for Russian exporters of industrial products were approved by the Russian Government on June 8th, 2005. In addition, the Company reduced the interest expenses on borrowings by paying part of the debt and restructuring the credit portfolio by $2.4 million, at the same time the interest gains grew more than $1 million. As a result,

Graph 2.
Net Interest Expenses and Net Financing Costs, in '000 USD


0
20,000
40,000
60,000
80,000
2005
a.
47,176
b.
38,529
2004
a.
58,076
b.
60,749
2003
a.
65,109
b.
74,141

a.
Net interest expense

b.
Net financing costs

Table 12.
Net Financing Costs, '000 USD

	2005	2004	2003
Net interest expenses	47,176	58,076	65,109
Interest income	(3,006)	(1,961)	(5,130)
Government compensation of interest expenses	(7,448)	-	-
Interest expenses	**57,630**	**60,037**	**70,239**
Foreign exchange loss	**(8,069)**	**2,795**	**6,513**
Loss from investments	**(578)**	**(122)**	**2,519**
Loss from associates	-	**260**	**733**
Net financing costs total	**38,529**	**60,749**	**74,141**

the net interest expenses were cut down almost by $11 million. In contrast to the previous years, in 2005 foreign exchange rates have had a positive impact on the financial results – the Company received the foreign exchange gain of over $8 million. In the year under consideration, Irkut's net interest expenses on borrowings exceeded net financing expenses (Table 12, graph 2).

Graph 3.
Dynamics of Net Income, '000 USD


0
25,000
50,000
75,000
100,000
2005
84,827
2004
68,370
2003
1,815

Dynamics of Net Income

The net income hit the record levels for the Company in 2005 – $84.8 million, which is a 24.1% increase from last year ($68.4 million). At the same time, the net income profitability has grown to 12%, which is among the highest results not only in the Russian aerospace industry, but also in the Russian machine-building industry (Graph 3).

Results by Business Segments

Military Aviation

In 2005, the revenue from military aviation segment amounted to $474.2 million, which is a 2.3% increase from 2004. Significantly, the sales of military aircraft generated 66.6% of the consolidated revenue of the Corporation in 2005, compared to 74.6% in 2004. At year-end 2005, the consolidated order book for the military products was $1.571 billion (excluding the licensed production contract). The order book does not include the Algerian contract, as it was officially signed only in March 2006, after the balance sheet date. The order book for licensed production at year-end 2005 was estimated at $1.978 billion. The military segment includes the following aircraft: Su-30MK (Su-30MKI for India, Su-30MKM for Malaysia, and Su-30MKA for Algeria), Yak-130 advanced combat trainer, as well as the modernization of A-50E airborne early warning and control system (Table 13, graph 4).

Su-30MKI and Its Modifications

The Su-30MKI is considered as one of the best multi-role fighters in the world. It is designed to engage and defeat air, ground and surface maritime targets day and night in all-weather conditions. Su-30MKI has been developed in order for the Indian Air Force. It is a unique aircraft in terms of its specifications, performance, and avionics. This is the first serial-produced airplane of unsurpassed manoeuverability, gained through a highly integrated configuration, thrust vectoring engines, and controlled canard foreplanes. For the first time, the system of thrust-vectoring control has been used on a serial produced jet, enabling it with the capability to change the thrust vector both in vertical and horizontal directions.

Table 13.

Revenue by Business Segments, in millions of USD

	2005	2004	2003
Military aircraft	**474.2**	**463.7**	**382.6**
Deliveries of Su-30MKA to Algeria	3.6	-	-
Deliveries of Su-30MKM to Malaysia	0.5	-	-
Deliveries of Su-30MKI to India (including the replacement of Su-30K)	242.4	289.3	312.5
Licensing agreement with India	197.1	174.4	70.1
Beriev Aircraft Company (A-50)	30.6	-	-
Civil aircraft	**37.9**	**22.3**	**22.9**
Deliveries of Be-200 to the Russian EMERCOM	37.9	22.3	22.9
Aircraft components	**125.8**	**111.3**	**96.4**
Licensing agreement with India	125.8	110.5	96.4
Other business segments	**73.7**	**24.5**	**20.1**
Non-core products and gyroplane	72	17.4	18.2
Modernization of Su-27UBK (CIS)	1.7	7.1	1.9
Revenue total	**711.7**	**621.9**	**522.0**

Graph 4.

Dynamics of Revenue by Business Segments, '000 USD


0
250,000
500,000
2005
a. 472.2
b. 125.8
c. 37.9
d. 73.7
2004
a. 463.7
b. 111.3
c. 22.3
d. 24.5
2003
a. 382.6
b. 96.4
c. 22.9
d. 20.1

a.
Revenue from military aircraft

b.
Revenue from aircraft components

c.
Revenue from civil aircraft

d.
Other income

Su-30MK Project in 2005:

January

Irkut Corporation started the execution of the Malaysian contract for the delivery of 18 Su-30MKM multi-role fighters.

February

Irkut Corporation and Hindustan Aeronautics Ltd (HAL, India) had agreed upon manufacturing a number of Su-30MKI assemblies, which supposed to be used in the production of aircraft for third countries.

March

Hindustan Aeronautics Ltd with the assistance of Irkut Corporation had completed the deliveries of licensed Su-30MKI to the Indian Air Force for 2004/2005 reporting period.

April

Another round of negotiations with Algeria on the delivery of Irkut-produced fighter jets was held by Rosoboronexport, the Russian official arms exporter.

September

Indian party had reviewed the procurement schedule of technological kits for licensing production in favour of greater share of kits with a higher completion level.

Rosoboronexport and Irkut Corporation started the negotiations with the Indian party regarding the prospective upgrade of Su-30MKI of the first and second batches to the specifications of the third batch of Su-30MKI.

October

Rosoboronexport and Irkut Corporation had held a round of negotiations with India on the delivery of 18 Su-30MKI to replace Su-30K fighters, delivered earlier.

December

The Russian and Algerian parties initialled the contract for the delivery of 28 Su-MKA to Algeria.

The Memorandum for the delivery of 12 Su-30MKM to Thailand was signed.

Yakovlev Yak-130 Advanced Combat Trainer

In May 2005, the Russian Air Force and Sokol Aviation plant have signed a contract for the production of 12 Yakovlev Yak-130 advanced combat trainers, with the Russian Ministry of Defence as the customer. The serial production is scheduled for 2006. Sokol has produced three Yak-130 prototypes, which are currently undergoing state trials.

Currently an active work is underway at IAP to prepare for the mass production of Yak-130, including digitization of major components and assemblies of the aircraft with the help of the NX (Unigraphics). As a result, all individual components, units, and assemblies of the aircraft will be available not only in blueprints, but also in the 3D format. The 3D modelling is used to develop the Yak-130 serial production lines, as well as its subassemblies. In addition, the rotary machining of individual parts is modelled to provide engineers with capabilities to programme any turning machine for a specific part. Widely used by world's leading aerospace manufacturers, the technology is a new and important milestone in the development of the Russian industry, making IAP the only Russian aircraft plant, which uses computer technology to such an extent. Of course, the initial introduction of modern technologies requires significant time and financing. Nonetheless, the expenses on the technology development and upgrade, incurred at the initial phase of the product life-cycle will subsequently benefit the Corporation by better quality, more efficient and reliable production, increased profits, and reduced costs.

Yakovlev Yak-130 in 2005:

March

The contract for the production of the first 12 Yak-130 was signed with the Russian Defence Ministry. Under the contract the first 4 advanced combat trainers are scheduled for 2006, and 8 for 2007.

August

The first Yak-130 prototype of the mass-production series had completed the commercial tests.

October

Yak-130 combat trainer was introduced to the Russian Air Force for conducting the joint state flying tests.

December

Air shows of Yak-130 advanced combat trainer were performed at the LIMA-2005 International Aerospace and Maritime Exhibition in Malaysia. As a result, Irkut received an offer to compete in a trainer tender, held by the Malaysian Air Force.

The Algerian and Russian parties initialled the contract for the delivery of 16 Yak-130 combat trainers to Algeria.

Civil Aviation

In 2005, revenue from the civil aviation segment increased by 70% to $37.9 million. There are several civil projects in the segment, but the majority of them are only prospective, while revenue are generated solely by Be-200 amphibious aircraft. The current civil order book of $88 million includes entirely Be-200.

Be-200

Be-200 is the first and largest civil project by Irkut Corporation. The amphibian has been designed by Beriev Company, famous for its amphibious aircraft. The prototypes, as well as the mass-produced Be-200 are manufactured by IAP production site in Irkutsk.

Be-200 in 2005:

January

Irkut Corporation held negotiations with the Civil Protection Department of the French Ministry of Interior Affairs concerning a possible purchase of Be-200 amphibians.

The Russian Aviation Register MAK and EU Certification Centre signed an agreement for Be-200 (fire-fighting modification with D-436TP engine) to undergo testing to comply with EU standards.

April

The Be-200 amphibian aircraft was equipped with an Airborne Observation System (AOS).

June

Russian party made several proposals to Indonesian Environmental and Forest Management Committees of the Indonesian Parliament Lower House. The Russian delegation came forward with a series of proposals to the Indonesian Environmental Commission regarding the effectiveness of the forest fire-fighting. The appliance of Irkut produced aircraft complex, based on combined use of UAVs and Be-200 was suggested.

Beriev Company established the unique Aviation Maintenance Base for Be-200 and Be-103 amphibians to carry out certified line and scheduled maintenance.

July

The Civil Protection Department (Protezione Civile) of Italy leased Be-200 to be utilized in forest-fire fighting mission by SOREM, authorized Italian firefighting service operator.

Irkut delivered the third multi-purpose Be-200ChS amphibious aircraft to the Russian Ministry for Emergency Situations.

August

At the MAKS-2005 International Air Show in Zhukovsky, near Moscow, the Company and EADS signed the Constituent Agreement to establish EADS Irkut Seaplane SAS joint venture with the targets of Be-200 certification and joint marketing. Under the agreement, Irkut owns a 70% share in the JV, EADS – 30%.

October

During the meeting of the 2nd Joint Commission for Economical, Industrial, and technical co-operation between Russia and Portugal, Irkut conducted a presentation of Beriev-200 amphibious aircraft. As a result of the presentation, the 2 sides decided that the intention to start negotiations on a prospective purchase of Be-200 by Portugal should be entered into the minutes of the meeting.

December

During Russia-ASEAN summit in Kuala Lumpur, Irkut conducted a presentation of Be-200. Specifications for Be-200 were determined to comply with Malaysian requirements. On LIMA-2005 Air show Irkut presented current and prospective projects, including multi-role Be-200 amphibious aircraft. Negotiations with South-East Asian and European representatives were conducted with the focus on the possible use of Be-200 amphibian.

MTA

The multi-purpose transport aircraft (MTA) is a joint project by Irkut Corporation, Indian aircraft manufacturer Hindustan Aeronautics Limited (HAL), Russia's leading cargo-aircraft design house Ilyushin, and Russian arms exporter Rosoboronexport. MTA is a military mid-capacity multi-purpose cargo aircraft. The project is currently at the predesign stage. In 2005, a separate management department was established, and the requirements specifications set by Russia and India were harmonized. The signature of the intergovernmental agreement relating the MTA production is scheduled for 2006. In addition, MTA was included in the Russian government arms procurement programe.

MTA in 2005:

February

In co-operation with the Indian aerospace industry, Irkut Corporation began the joint MTA (multi-purpose mid-range transport aircraft) project on the risk-sharing basis. The agreement was reached during AeroIndia-2005 Air Show in Bangalore, India.

March

The Russian Air Force approved the R&D specifications for multi-purpose transport aircraft (MTA).

May

Russian Air Force R&D specifications for MTA were sent to Indian Air Force representatives in accordance with established procedures.

October

The draft of the Russia-India Intergovernmental MTA Agreement was issued.

Russia-India working group negotiated the major correction principles for MTA business plan, concerning 2005 – 2006 economic situation.

December

The Indian Airforce Staff has approved the requirements for MTA, specified by the Russian AF.

MS21

MS21 *family* of short- and medium-range MS21 aircraft is a joint project by Ilyushin Design Bureau, Yakovlev Design Bureau, and Irkut Corporation. The companies won the tender for the development and production contract, announced by the Russian space agency Rosaviakosmos in 2002. The aircraft was codenamed MS21. It is designed for passenger, baggage, and cargo domestic and international flights 5,000 – 6,000 km in range. The project will involve the most recent and up-to-date technologies. The operating costs reduction is expected at 15 – 20% level, as compared to modern analogues.

Russian aviation is considered to have a significant demand for MS21 mid-range aircraft, given extensive obsolescence of current fleet of the aircraft of this class. The demand by some estimates may reach 2,000 aircraft. UAC (United Aircraft Corporation) and Russia's leading aerospace companies are currently working on specifications of MS21: dimensions, technological basis to provide the most rational and efficient and entry into markets, a detail business plan are currently elaborating. The critical decision for the project take-off will be taken in December 2006, while the mass production will presumably start after 2012.

June

The Company and the Russian Federal Industrial Agency signed a contract for the development of the MS21 family of short- and medium-range commercial aircraft. Under the contract Irkut received the funds for the development of a preliminary design.

Unmanned Aerial Vehicles (UAV)

Unmanned Aerial Vehicles (UAV) represent an economical alternative to conventional aircraft and helicopters, when used in high-risk missions. We believe that UAVs will play an essential role in securing borders of Russia, as well as any other country. UAVs are estimated to be a $30 billion industry by 2015.

Irkut's UAV programs were initiated in 1999. The Corporation is currently entering upon mass production of multi-functional complexes, which includes UAVs. They are built to meet the requirements of Russian EMERCOM and other relative.

In 2004, under the EMERCOM contract, Irkut proceeded to the development of an integrated aviation complex, which is supposed to combine high-precision monitoring abilities of UAVs and rapid reaction system based on Be-200 multi-purpose aircraft. The project was awarded with a gold medal at the International Exhibition of Inventions, New Techniques & Products 2004 in Geneva. The Corporation presented the system at the ASEAN Conference in November, which resulted in an extensive interest, relating the system's use in fire fighting missions.



In December 2005, the Russian (including Irkut Corporation) and Algerian parties initialled the contract for the delivery of 28 Su-30MKA fighters and 16 Yak-130 advanced combat trainers to Algeria. Simultaneously, the Company has started the funding procedures of this project. The total volume of the contract exceeds $1 billion.

The agreement was signed on March 10th 2006 during the President Putin Algerian visit. Some works within the contract were initiated in 2005. According to the contract, Irkut will deliver six Su-30MKA fighters in 2007, 10 aircraft in 2008, and the last 12 in 2009

Irkut



Algeria

Russia — Algeria

The Willow Warbler

(Phylloscopus trochilus)

The Willow Warbler, Phylloscopus trochilus, is a very common and widespread leaf warbler which breeds throughout northern and temperate Europe and Asia.
This warbler is strongly migratory and the majority of the population winters in sub-Saharan Africa. They cover at least 3680 km, some individuals may fly over 12000 km, and by the Lewis data, the speed may reach up to 218 km a day. It is one of the first leaf warblers to return in the spring but is later than the Chiffchaff, Phylloscopus collybita.

This is a bird of open woodlands with trees and ground cover for nesting, including birch and willow uplands. The nest is built in close contact with the ground, often in low vegetation. Like most Old World warblers, this small passerine is insectivorous. Its song is a simple repetitive descending whistle, which can often be heard in bollywood films to indicate a Summer scene.





UAV Programe in 2005:

June

Within the frames of pre-contract consultations with the Russian Ministry for Emergency Situations, the Corporation presented Irkut-2F, 2T, 20, 850 UAVs at Zhukovsky air base.

Russian delegation came forward with a series of proposals to the Indonesian Environmental Commission regarding the effectiveness of the forest fire-fighting. The appliance of Irkut produced aircraft complex, based on combined use of UAVs and Be-200 was suggested.

July

Russian EMERCOM completed acceptance trials of Irkut-2F, Irkut-2T, and Irkut-20 UAV prototypes.

August

Irkut Corporation signed a Letter of Intent with Austrian Diamond Aircraft Industries GmbH to develop an unmanned aerial vehicle.

October

The Company signed a contract with the Russian EMERCOM for the production of a light monitoring, surveillance, and reconnaissance UAVs.

November

Russian EMERCOM completed acceptance trials of Irkut-850 UAV prototype.

December

At LIMA-2005 Aerospace&Maritime Show, air shows of a 2 kg UAV were conducted.

A-002 Gyroplane

A-002 gyroplane is an independent Irkut project, developed after Irkut Corporation has received a Light Aerial Vehicle Developer License in 1996. A-002 has no competitors in the Russian aerospace industry, Irkut has entered upon serial production of the gyroplanes in 2002.

April 2005

A contract for the delivery of A-002 by IAP to Irkutskenergo – one of the Russia's utilities was signed. Irkutskenergo will use the gyroplane to carry out maintenance of electricity networks and to get engineers to Irkutskenergo's facilities.

Components production

In 2005, the value of components and equipment deliveries grew by 13% to $125.8 million as compared to $111.3 million in 2004. The increase is primarily due to the switch over the second phase of licensing agreement with India which proposes extended components production.

Under the Airbus components contract, Irkut is involved in an extensive upgrade of its production lines at Irkut's main production site – IAP. New workshops are close to the introduction into Irkut's manufacturing facilities – galvanic and machine-shop. Both of the shops comply with accepted European standards, while the electroplating shop is considered to be one of the best in class in Europe. To start the manufacturing of Airbus components, the procedure of certification is to be completed. This will allow the Corporation to become Airbus strategic partner and sign new contracts to expand the components production programe. Irkut is planning to manufacture 8 types of components for Airbus, with a current order book amounted to $332 million.

Production of Airbus Components Programe in 2005:

June

Irkutsk plant started the execution of four contracts for the production of A320 aircraft components, signed with Airbus at year-end 2004.

July

Pursuant to audit inspection, Irkut was included into the data base of AECMA (Association Europ ene des Construct urs de Materiel Aerospatial), Association of European Aircraft and Components Manufacturers, as the EASE (European Aerospace Supplier Evaluation) supplier.

Table 14.
Production of Airbus Components

AIRCRAFT
A320
A330/A340
A380

August

At the MAKS-2005 Air Show in Zhukovsky near Moscow, Irkut and EADS signed a number of agreements, including an strategically partnership agreement and an agreement, indicating Russia's involvement in the development and production of the A-350 long-range jet-liner.

December

The Company signed a number of agreements with Airbus, EADS, Pfalz-Flugzeugwerke (PFW) for additional large work packages for the production of Airbus components. The order book is scheduled for 10 years with the value of $140 million. The first deliveries under the agreements are planned for 2007 (Table 14).

Other Business Segments

In 2005, other business segments of Irkut generated $75.7 million – more than a three times increase as compared to $24.5 million in 2004. Such a significant growth is due to better performance of Irkut subsidiaries, with profits made by non-core companies also included. In the year under consideration, Irkut has been realizing the restructuring program which also includes withdrawing of non-core assets. Nonetheless, these enterprises showed positive performance in 2005, and their revenue were consolidated into financial reporting. At year-end 2005, the order book of other business segments was estimated at approximately $40 million.

Graph 5.
Assets Structure and Sources of Financing, in millions of USD


0
400
1400
2005
2004
1
2
a.
b.
c.
d.
e.
870.3
611.1

1
ASSETS

2
LIABILITIES

a.
Non-current assets

b.
Current assets

c.
Equity

d.
Long-term liabilities

e.
Current liabilities

8.2. Financial Stability, Liquidity and Cash Flow Analysis

In 2005, Irkut Corporation enters upon the execution of new agreements, including the Malaysian contract, and starts work on financing the Algerian contract. As a result, the Corporation has an extensive demand for the working capital investments. However, the standard terms of delivery contracts envisage

COMPONENTS	PRODUCTION DATES
Flap tracks	2006 2015
Keel beams	2006 2015
Nose landing gear bays	2006 - 2015
Floor grid sections	2006 - 2015
Wall panels for auxiliary centre tanks	2007 - 2017
Wing ribs	2007 - 2017
Flap-track roller beams	2007 2017
Some vital components	2007 2017

Graph 6.
Structure of Assets, in millions of USD


0
200
400
600
800
1000
1200
1400
a.
b
2005
a.
b.
2004
a.
b.
2003
a.
Current assets
b.
Non-current assets

30 – 40% advanced payments, made before the production starts. Therefore, the advanced payments and the Company's own funds are not sufficient to cover all necessary expenditures. That is why, to finance its operating activity Irkut resorts to the external market financing.

In 2005 the volume of the current assets has increased significantly due to extended production activity. At the same time, the Company has deeply optimized the structure of financing recourses, as shown at the graph 5.

The assets structure demonstrates not only the financial stability of the Company, but also the tendency for its strengthening. In the year under consideration, the volume of Company's equity exceeded its non-current assets, thus the less liquid part of the assets is financed by the own capital recourses. The structure of liabilities has also changed – the share of short-term liabilities has increased considerably.

The Structure of Assets

The last three years saw a constant growth in non-current, as well as current assets, as demonstrated by the structure and dynamics of the assets in use (Graph 6).

The total assets grew by 63% in the last three years, with 33% in 2005 and 22.3% in 2004. In absolute terms, in 2005 the Company's assets increased by $303.6 million to $1,219.85 million. The growth was related, in the first place, to the considerable increase in current assets of the Company.

In 2005, the share of the current assets was 71.3%, as compared to 66.7% in 2004, while in absolute terms the current assets have grown to $259 million (42%). As a result, the value of the current assets reached $870.3 million. The non-current assets grew by 14% ($44.4 million) in 2005 and amounted to $349.5 million.

The structure of the current and non-current assets and the dynamics of the assets are considered below.

Table 15.
Non-Current Assets, '000 USD

	2005	2004	2003
Property, plant, and equipment	201,921	182,565	169,188
Intangible assets	128,852	92,775	38,304
Other investments and non-current financial assets	14,231	20,858	19,579
Investments in associates		8,976	7,914
Deferred tax assets	4,523	-	-
NON-CURRENT ASSETS TOTAL	**349,527**	**305,174**	**234,985**

Non-Current Assets

The structure of the non-current assets is dominated by "Property, Plant, and Equipment" (fixed assets) – 57.8%. At the same time, the constant growth in intangible assets should be noted – 16.3% in 2003, in 2004 – 30.4%, and in 2005 – 37%. The increase is due to the acquirement and consolidation of Yakovlev and then Beriev Company, as well as Yak-130 and Be-200 R&D capitalization. The total share of other articles, such as investments in associates, deferred income tax and other represented not more than 5 - 6% in 2005 (Table 15, graph 7).

Property, Plant, and Equipment (fixed assets)

In 2005, the fixed assets grew by 11% ($19.4 million) to $201.9 million. Due to the procurements of new production equipment, remodelling of shops, and other investments, "Plant and equipment" increased by 27.5% ($19.2). Some equipment, as stockpile rigs for manufacturing of assemblages or construction units, is self-produced by IAP. Due to the completion of some construction works, the "Construction in progress" article decreased by 2.9% ($ 0.84%). "Land and buildings" item has not essentially changed.

The growth in fixed assets in 2005 was due to the procurement of new equipment and other capital investments, made by the Company, as well as to the acquisition and consolidation of Beriev Company (Table 16).

Increase in Fixed Assets due to Consolidation of Acquired Assets

The consolidation – based increase in fixed assets caused by the acquisition of Beriev Aircraft Company amounted to $48.94 million:

Land and buildings	$20.66 million
Plant and equipment	$27.35 million
Construction in progress	$0.93 million

Graph 7.
Non-Current Assets, '000 USD


0
70,000
140,000
210,000
280,000
350,000
2005
2004
2003
a.
b.
c. e.
14.2
4.5
c d.
20.8
8.9
c. d.
19.5
7.9

a.
Property, plant and equipment (fixed assets)

b.
Intangible assets

c.
Other investments and non-current financial assets

d.
Investments in associates

e.
Deferred tax

Table 16.

Property, Plant, and Equipment, '000 USD.

	2005	2004	2003
Land and buildings	84,059	89,420	61,955
Plant and equipment	89,420	70,145	84,124
Construction in progress	28,443	29,287	23,109
Property, plant, and equipment total	**201,921**	**182,565**	**169,188**

Diagram 5.

Fixed Assets Structure in 2004 and 2005, '000 USD and %


a.
b.
2004
c.

a.	b.	c.
47 %	**16 %**	**37 %**
89,420	**29,287**	**70,145**
Land and buildings	Construction in progress	Plant and equipment


a.
b.
2005
c.

a.	b.	c.
42 %	**14 %**	**44 %**
84,059	**28,443**	**89,420**
Land and buildings	Construction in progress	Plant and equipment

Increase in Fixed Assets due to Capital Investments

The capital investments into the Corporation's fixed assets in 2005 amounted to $26.12 million (as compared to $19.37 million in 2004):

CAPITAL INVESTMENTS IN 2005 AND 2004, IN MILLIONS OF $.	2005	2004
Land and buildings	$0.089	$0.238
Plant and equipment	$9.3	$8.737
Construction in progress	$16.8	$10.393
Total	**$26.200**	**$19.368**

Due to the procurements of new production equipment and remodelling of shops, plant and equipment share in the fixed assets increased in 2005 to 44.3% (38.4% in 2004) and exceeded the land and buildings, which amounted to 41.6%. The remaining 14% – construction in progress (Diagram 5).

It is necessary to note that according to Irkut's accounting policy, all expenses on borrowings are recognized as expenses in the net financing costs and are not capitalized in the initial cost of assets acquired.

The accumulated depreciation of fixed assets at year-end 2005 amounted to $254.83 million. The acquirement of new fixed assets, disposal of some obsolete assets, and deduction of a corresponding share of amortization resulted in the decreased depreciation ratio (from 56.8% to 55.8%). The Corporation significantly outperforms other companies of the Russian aerospace industry by this indicator.

DEPRECIATION RATIO	2005	2004
Fixed assets	**55.8%**	**56.8%**
Incl.		
Land and buildings	52.6%	52.1%
Plant and equipment	64.3%	68.1%

Table 17.
Intangible Assets, '000 USD

	2005	2004	2003
Research and development	125,845	90,831	36,755
Be-200	63,889	31,286	26,028
Yak-130	44,330	35,321	-
Upgrade programe for SUV-30K (armament control system)	10,289	10,508	10,727
A-50E airborne early warning and control aircraft	4,556	-	-
Be-103	2,781	-	-
Yak-42D	-	13,716	-
Other intangible assets	3,007	1,944	1,549
Intangible assets total	**128,852**	**92,775**	**38,304**

In 2005, the disposal of fixed assets amounted to $17 million, where $7.8 million – buildings and land, $7.2 million – plant and equipment, and approximately $2 million – construction in progress. The depreciation of the accumulated amortization as a result of this disposal amounted to $4.79 million, where over 96% is plant and equipment.

Intangible Assets

In 2005, the intangible assets of the Company grew by more than 40% ($36 million) to $128.85 million. The increase, as in the case with the fixed assets, was due to the integration of acquired Beriev Aircraft Company, as well as capital investments, made by Irkut.

The consolidation resulted in a $37.21 million growth in the intangible assets. The capital investments into the intangible assets amounted to $20.01 in 2005. The major part of the investments was into development, $19.06 million in absolute terms.

At the same time, in 2005 the Group revised its plans regarding future production of assets under development and ceased the development projects. As a result of this revision, the carrying amount of the capitalized development expenditure was written down by $17.06 million. The revision is caused by commencement of new development projects, which will replace the current products.

The accumulated amortization of intangible assets at year-end 2005 accounted for $2.82 million, which is only about 2% of their total value. This is due to the fact that the Be-200 and Yak-130 development projects are not yet completed and therefore the related intangible assets are not amortized. The amortization will commence with the beginning of mass production of the assets which is planned for 2006 – 2025 (Table 17).

Investments in Associates

The investments in associates, made by Irkut Corporation in 2005, are not represented in the balance, since Irkut's share in Beriev Company was reported as an associate last year, exceeded 50% at year-end 2005, and therefore is consolidated into Group's financial statement.

Diagram 6.
Distribution of the Intellectual Property Rights, '000, USD

a.
63,889
Be-200

b.
44,330
Yak-130

c.
10,289
Upgrade of SUV-30K

d.
4,556
A-50

e.
2,781
Be-103



Table 18.

Other Investments and Non-Current Financial Assets, '000 USD

	2005	2004	2003
Other investments and non-current financial assets	**14,231**	**20,858**	**19,579**
Available for sale investments, stated at cost	13,936	20,553	18,253
Other non-current financial assets	294	305	1,326

Table 19.

Current Assets, '000 USD

CURRENT ASSETS	2005	2004	2003
Non-current assets, held for sale	10,387	-	-
Investments	21,837	438	36,438
Inventories	540,367	259,540	200,210
Trade and other receivables	189,400	236,142	264,421
Cash & cash equivalents	108,335	114,975	13,146
Current assets total	**870,327**	**611,095**	**514,215**


a.
b.
c.
d.
e.

Other Investments and Non-Current Financial Assets

In 2005, other investments and non-current financial assets amounted to $14.2 million, represening a 31.8% decrease as compared with 2004.

Available-for-sale investments decreased by $6.6 million to $13.9 million. They include equity securities of ZAO Company FTK, a former subsidiary of the Group (Table 18).

Deferred tax

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The deferred income tax is recognized in respect to any taxable time limits. In 2005, the deferred tax accounted for $4.5 million.

Current Assets

The current assets grew significantly in 2005, as compared with 2004 and amounted to $870,3 million. It is noteworthy that the volume of inventories accounted for $540.4 million, which is a more than twofold increase from last year. The value of current investments grew as well. As a result, despite decreased receivables and funds, the 2005 increase in current assets was over 42% ($259 million) in absolute terms.

Displayed below are an analysis of the increase in the current assets, and structure of the current assets. See also table 19.

Investments

In 2005, investments grew, in comparison with 2004. They accounted for $21.8 million. Debt securities, held for sale amounted to $21.8 million, as compared to zero in 2004. The Corporation has funds under trust management with a number of investment funds – partners of the Corporation.(Table 20).

Table 20.
Investments, '000 USD

	2005	2004	2003
Investments	**21,837**	**438**	**36,438**
Investments, designated at fair value through profit and loss	21,837	438	36,116
Debt securities, held for sale	21,801	-	-
Other financial instruments	36	-	-
Investments, held for trading	-	-	322

Inventories

2005, the inventories grew almost twofold ($281 million), amounting to $540.4 million at year-end 2005. Such an increase was due to the duration of the production cycle and to the fact that pursuant to customer request, the delivery dates were rescheduled for 2006 and there were no deliveries of main products in the period under consideration. Therefore, the Company did not receive funds to cover expenses and carried out the operating activity, using borrowed funds. Nonetheless, the volume of contract works done is demonstrated by the increased value of "Amounts due from customers for contract work" (Table 21).

The amounts due from customers for contract work reflect the volume of work in progress and increase as percentage of products ready for delivery rises.

It is amortized only after the delivery has been loaded and invoice made out. The production activities of the Corporation for the year resulted in considerable growth in the amounts due from customers for contract work, increasing by 2.6 times ($340 million) from $213.4 million in 2004 to $553.4 million in 2005. The same tendency is demonstrated in respect to all other components of the inventory. The advance payments to suppliers grew more than threefold and amounted to $74.7 million at year-end 2005.

The inventories of raw materials, goods, and aircraft components, as well as other production in progress grew as well. Such a significant growth was due to fact that along with the execution of the Indian contracts, the Corporation started purchasing necessary materials and components for the contracts, signed in the year under consideration. For example, at year-end 2005, Irkut started execution of the Algerian contract for the delivery of Su-30MKA jet fighters (Table 21, graph 8).

Advance payments from customers, including the licensed production, partially balanced the considerable growth in the inventories. The advance payments at year-end 2005 amounted to $197.7 million (compared to $59.7 in 2004).

Graph 8.
Inventories, '000 USD


0
200,000
400,000
600,000
800,000
2005
a
b.
c.
d.
e.
553.3
47.5
2004
a.b.c.d.
e.
28.6
33.4
2003
a.
b.c.d.
e.
28.1
31.7
8.2
a.
Advance payments
to suppliers
b.
Raw materials and
other supplies
c.
Aircraft
components
d.
Amounts due from customers
for contract work
e.
Other construction
in progress

Table 21.
Inventories, '000 USD

	2005	2004	2003
Inventories	**540,367**	**259,540**	**200,210**
Advance payments to suppliers	74,728	32,808	52,916
Raw materials and other supplies	40,116	33,431	31,768
Aircraft components	47,550	28,613	28,132
Amounts due from customers for contract work	553,361	213,400	232,621
Other work in progress	22,297	11,016	8,273
Advanced payments received	(197,685)	(59,728)	(153,500)

Trade and Other Receivables

Trade and other receivables decreased by 18.9% – from $236.1 million in 2004 to $189.4 million in 2005, due to the fact that in 2005 the Company received all funds for the deliveries to India.

Cash & Cash Equivalents

Cash & cash equivalents are primarily used to finance the ongoing production activities and partially to invest in high-liquid financial instruments with maturity of less than one year. The year-end balance changed insignificantly from the previous statement period – from $115.0 million to $108.3 million (5.8%).

Analysis of Assets Profitability

Profitability reflects the influence, caused by liquidity, assets, and debt management on the Company's results (Table 22).

The analysis of these indicators show considerable decrease, but it should not be taken as negative, since it was caused by the significant growth in equity capital, which has strengthen the financial stability of the Company, but not by a decrease in its general profitability. The net income grew by 24%, the equity capital increased more than twofold – 106.4%.

As a result, the Return on equity (ROE) in 2005 amounted to 23.8% compared to 39.7% in 2004.

The return on assets (ROA) declined in 2005 to 7%, compared to 7.5% in 2004 This decrease is not as significant as the drop in the equity capital profitability, since the assets grew 33%.

Table 22.
Analysis of Assets Profitability, %

	2005	2004	2003
Return on Equity (ROE)	23.8%	39.7%	5.4%
Return on Assets (ROA)	7.0%	7.5%	0.2%
Return on Invested Capital (ROIC)	13.4%	16.1%	6.6%

Table 23.
Equity, '000 USD.

Share capital
Share premium
Revaluation reserve
Foreign currency translation reserve
Retained earnings (losses)
Total equity attributable to shareholders of the parent company

The return on invested capital (ROIC), which shows the profitability of funds, amounted to 13.4% in 2005, compared to 16.1% in 2005. The decline was due to the outrunning growth in capital gained in 2005 as compared the net income growth.

Despite some decrease in numbers, the profitability ratios of the Corporation remain among the highest in the global aerospace industry.

Graph 9.
Equity and Liabilities of the Company, millions of USD


0
200
400
600
800
1000
1200
1400
2005
2004
2003
a.
b.
864
a.
Own capital
b.
Liabilities

Analysis of Financial Sources

The structure of sources used to finance the operational activities of the Company reflect an extensive employment of borrowings. The strategy is conditioned by the fact that the high-tech production requires not only sufficient time, but extended financing likewise – R&D, materials, purchasing of expensive components, etc. A standard aircraft production contract supposes not more than a 30 – 40% advance payment, received before the start of the production cycle. Accordingly, advanced payments, made by customer, combined with the Company's own funds do not allow us to meet in full the production needs, leading to various outside borrowings. Moreover, the outside financing is economically sound, in the case the weighted average cost of capital is lower, than the return on invested capital.

In 2005, in addition to the contract for the replacement of 18 Indian Su-30MKI, Irkut Corporation started execution of new ones, the biggest among them being the Malaysian contract. The financing stage of the Algerian contract was also started. Accordingly, the Company's need for current assets increased. In 2005, the net cash outflow for investments in the working capital amounted to over $240 million, while capital investments accounted for $46 million.

Considering the risks, involved by dependence on borrowed capital, Irkut Corp. intends to reduce the share of financial obligations in future aiming at striking a healthy balance between the financial risks and the high financial leverage as a mean of generating more profit.

2005	2004	2005
103,811	93,438	84,183
97,532	41,767	-
17,741	-	-
(773)	2,479	574
97,918	16,163	(51,117)
(316,229)	**(153,847)**	**(33,640)**

In 2005, the Corporation attracted capital resources, using both debt financing and new share issue. Significantly, the equity capital grew by 106.4%, while the increase in long- and short-term debt amounted to 16% only. As a result, in the year under consideration the share of borrowed capital in the financing sources structure decreased to 70.8% from 81 2% in the previous year. Accordingly, the debt to equity ratio has fallen from 2.65 to 1.57. In 2004, the equity capital share amounted to18.8% as compared to 4.5% in 2003.

Equity Capital

As of January 1st, 2005 the share capital of Irkut Corporation was divided into 878,946,528 registered ordinary shares of nominal value of RUR 3 each. On June 24th, 2005 the General Meeting of Shareholders came to a decision to increase the share capital of the Corporation by a new issue of 120,824,363 privately offered ordinary registered shares of nominal value of RUR 3 each (Table 23, graph 9).

99,185,084 new shares have been privately placed to EADS at RUR 19.13 (approximately $0.67) each, with a small percentage of the new shares was purchased by a group of current Irkut shareholders, who executed their pre emptive rights for newly issued shares.

The new issue of shares resulted in share premium of $66.14 million, while the share capital of the Corporation grew by 11% ($10.37 million) to $103.8 million as compared to $93.44 million in 2004.

The difference between the nominal value and actual price of the new shares was recognized in the income statement as share premium of $55.77 million. As a result, the carrying value of the share capital grew almost twofold to $316.3 million from $153.8 in 2004. At year-end 2005, the share capital consisted of 978,131,612 ordinary shares. All ordinary shares have a nominal value of Russian roubles 3 each.



The Be - 200ChS amphibian has been employed in Italy for two years now in accordance with a leasing contract for tentative use, signed by Beriev Design Bureau (OAO Beriev TANTK, Irkut subsidiary) and Italian SOREM, the authorized firefighting service operator, assigned by the Civil Protection Department (Protezione Civile) of Italy. All in all, the two seasons of the Italian evaluation period resulted in 240 airborne hours and 700 intakes and dumps of water mixed with fire-extinguishing chemicals (a total of 5,400 tons).

Irkut





Italy

Russia — Italy

The Robin redbreast

(Erythacus rubecula)

The Robin redbreast (Erithacus rubecula) is a small passerine bird that was formerly classed as a member of the thrush family, but is now considered to be an Old World flycatcher, Muscicapidae. It is 15-23 gm weight. The distinctive red patch on the chest of both sexes led to its original name of redbreast. It migrates within a continent and is considered a nearest migrant. The individual, rang in Moscow, was caught in Italy, 2300 km from their breeding grounds.

Robins have a fluting, warbling song in the breeding season. Robins often sing into the evening, and sometimes into the night, leading some to confuse them with the Nightingale. Both males and females sing during the winter, when they hold separate territories, the song then sounding more plaintive than the summer version. The female Robins move a short distance from the summer nesting territory to a nearby territory that is more suitable for winter feeding. Male Robins keep the same territory throughout the year.





Activities on the Capital Market

January

During the consolidation of Irkut assets, Irkut Corporation consolidated 100% shares of French Irkut Seaplane SAS.

February

Irkut Corporation and the European Aeronautic Defence & Space Company (EADS) start preparations for the acquisition of newly-issued shares, representing up to 10% stake in Irkut's shareholders capital. EADS launched due diligence on Irkut.

May

The National Association of Stock Market Participants (NAUFOR) announced the winners of the "Elite of the Securities Market 2004" national contest. Irkut Corporation was nominated and won the "Best IPO 2004" award.

The Moscow Interbank Currency Exchange (MICEX) celebrated the 8th anniversary of the stock market on MICEX. During the ceremony, the results of 2004 stock markets were discussed, and active participants of the market were awarded. Irkut Corporation won the "Equity Offering on MICEX" nomination.

June

Shareholders of Irkut Corporation decided to enlarge the authorized capital by 12% by the issue of 120 million new shares with a nominal cost of RUR3 each. The new issue was specifically targeted to be privately placed to EADS.

August

Irkut reported best ever published 2004 IFRS results.

Irkut consolidated Beriev Company's control stake, raising Irkut's stake in Beriev from 39.57% to 54.2%.

The distribution of 2004 dividends was completed with the value of RUR 87,349,963.7 (RUR0.1 per ordinary share), or $3.07 according to IFRS.

At the MAKS-2005 Air Show in Zhukovsky, near Moscow, Irkut and EADS signed an agreement confirming the intention for the strategic investment in the Russian plane manufacturer through the prospective acquisition of newly-issued shares, representing up to 10% of Irkut's outstanding capital.

September

The Russian Federal Financial Markets Service (FFMS) registered the new issue of common registered nondocumentary nominal shares of Irkut Corporation. The issue was given identification number of state registration 1-03-00040-A-002D. The quantity of the new issue shares accounted for 120,824,363 shares, the nominal value of each share – RUR3.

December

Irkut and EADS closed the deal for the acquisition of a 10% stake in Irkut at €55 million ($65.3 million).

Financial Obligations.
ng- and Short-Term Loans and Borrowings

In 2005, the Company's obligations totalled $863.9 million, which is a 16.1% ($120,1 million) increase from 2004. During 2005, Irkut's Corporate Finances Department was actively involved in:

- the widening of the investors base by diversifying the financing instruments and marketing the Corporation on foreign capital markets;
- the maintenance and widening of existing credit limits;
- the optimization of the credits portfolio structure aiming at reducing interest risks (increasing borrowings with fixed interest rate and early repayment);
- the improvement of the credit financing methods in accordance with the principle of specified purpose use, which enabled us to participate in the programe of government compensation of interest expense (Graph 10).

Graph 10.
Structure of Short- and Long-Term Liabilities, in millions of USD


0
100
200
300
400
500
600
700
800
900
a.
b.
2005
596.8
267.1
a.
b.
2004
275.4
468.4
a.
b.
2003
248.4
467.1

a.
Long-term liabilities total

b.
Short-term liabilities

Activities on the Financial Market

March

Irkut completed RUR600 million bond redemption of the first A01 issue (registration mber 4-01-00040-A as of 13.03.2002), with the payment of the last coupon RUR23,934 thousand.

Irkut obtained a credit line worth $173 million from Sberbank payable in 5 years.

April

Irkut signed a $83.5 million syndicated loan agreement with a group of banks, headed by Moscow Narodny Bank, Singapore. The Corporation will receive the loan, secured by the contract for the delivery of Su-30MKM to Malaysia, in two tranches. The loan expires November 2008. The group of banks include financial establishments from South-East Asia.

May

Irkut paid the 5th interest coupon payment worth RUR119.7 million for A02 Irkut bonds (registration number 4-02-00040-A as of 01.10.2002).

July

The Russian Federal Financial Markets Service (FFMS) registered the third issue of five-year bonds, amounting to 3,250,000 bonds with the nominal value of RUR1,000 each. The issue was given identification number of state registration 4-03-00040-A.

September

Irkut successfully completed the third issue of non-convertible registered rouble-nominated coupon bonds, totalling RUR3.25 billion, with the yield of 8.74% and maturity of 5 years. At the date of the placement, the issue had the longest term of maturity in the Russian market, while the interest rate was the lowest for Irkut public borrowings.

October

Irkut started preparation procedures for the issuance of credit-linked bonds (CLN) worth more than $100 million: development of the deal's structure, negotiations on the contractual base, investor relations, and preparations for the road show. The credit notes worth $125 million were placed in March 2006. The interest rate, one of the lowest in the market, was 8.25%.

November

FFMS registers the report on the result of non-convertible registered rouble-nominated coupon bonds issue A03 (registration number 4-03-00040-A as of July 14th, 2005). The bonds were placed through public offering with the value of RUR3.25 billion at nominal value.

Irkut completed retirement of nominal value of the A02 second issue bonds (registration number 4-02-00040-A as of 01.10.2002). The value of retirement amounted to RUR1.5 billion, or RUR1,000 per bond.

Irkut and Amsterdam Trade Bank have in principal agreed upon arranging a 3-year credit line worth $30 million.



In August 2005, Irkut Corporation signed a Letter of Intent with Austrian Diamond Aircraft Industries GmbH, under which an unmanned aerial vehicle complex should be developed. The UAV will be built on the basis of DA42 Twin Star aircraft by Diamond Aircraft with the technology provided by Irkut. The project is planned to be run on a risk-sharing basis.


Irkut

Austria

Russia — Austria

The Common Cuckoo

(Cuculus canorus)

The Common Cuckoo (Cuculus canorus) is a member of the cuckoo order of birds, the Cuculiformes, which also includes the roadrunners, the anis, the coucals, and the Hoatzin. It is a widespread *summer* migrant to Europe and western Asia, and winters in Africa. Thus, the individuals from north-east of Russia were found in Australia, 1500 km away from their breeding grounds. The speed of their migration is on average 15-30 km, sometimes it reaches 105 km per day. The distance, the cuckoo may travel reaches 2298 km (in 72 days).

An ideal habitat for Cuckoos is where there are reed beds and trees. It is a brood parasite, which lays its eggs in the nests particularly of Dunnocks, Meadow Pipits, and Reed Warblers. The famous "cuckoo" utters a male, attracting a female, while she utters less famous sounds.

In Russia, there's a popular belief that a cuckoo can predict how many more years a person will live. If a person hears a cuckoo in the woods, he or she usually asks «Cuckoo, cuckoo, how long will I live?». It is believed that a person will live as many years as a cuckoo cuckooed.





Table 24.
Net Debt, in millions of USD

	2005	2004	2003
Short-term loans and borrowings	(75.9)	(272.2)	(337.9)
Long-term loans and borrowings	(529.1)	(249.9)	(245.4)
Total debt	**(75.9)**	**(272.2)**	**(583.3)**
Cash & cash equivalents	108.3	115.0	13.1
Short-term investments	21.8	0.4	36.4
Net debt total	**(474.9)**	**(406.8)**	**(533.7)**

December

kut received the first government compensation of interest expense for loans, obtained in Russian banks in 2005. The grant amounted to RUR210,864,249, or $7.45 million (as it is indicated in IFRS results).

Net debt

The net debt is calculated as the difference between the total debt liabilities of the Company and the cash & cash equivalents and current investments. In 2005, the net debt amounted to $474.8 million, which is a 16.7% increase ($68 million), compared to 2004 (Table 24).

In 2005, the credit portfolio grew by more than 30% to exceed $600 million. The extending of the investor base and the range of financial instruments allowed the Company to improve the parameters of the credit portfolio. The average borrowing term grew to 3 years. Significantly, the risk premium to base rate (margin to base rate) has decreased. The margin to base rate declined by 30% to annual 4.36% as compared to 6.15% at the beginning of the year. The decrease compensated for the adverse conjuncture in the borrowings market (the LIBOR rate increased).

Graph 11.
Payment Schedule, in millions of USD


0
100
200
300
400
500
600
700
Debt at year-end 2005
a.
609
2006
a.
549
b.
60
2007
a.
369
b.
180
2008
a.
227
b.
142
2009
a.
112
b.
2010
b.
112
a.
Residual current debt
b.
Payments effected

Table 25.
Key Parameters of Irkut Credit Portfolio in 2003 – 2005, %:

	31.12.2005	31.12.2004	31.12.2003
Weighted-average maturity term (in months)	24.95	13.85	13.76
Weighted-average interest rate, %	8.87%	8.68%	9.76%
LIBOR rate 3 months, %	4.51%	2.53%	3.97%
Marge to base rate (Libor)	4.36%	6.15%	4.50%
Share of borrowings in USD, %	75.1%	68.0%	38.8%
Share of borrowings in Russia roubles, %	86.3%	86.2%	90.9%
Share of public borrowings , %	20.8%	12.3%	13.5%

Table 26.
Structure of Irkut Credit Portfolio as of 31.12.2005

	IN RUR	IN USD	MATURITY DATE
Public borrowings:	**in millions**	**in millions**	-
Notes	400	14[1]	03.10.2006
A03 issue bonds	3,250	113[1]	16.09.2010
Bank loans:	-	-	-
Sberbank	452	16[1]	30.06.2006
Sberbank	270	9[1]	12.01.2007
Sberbank	-	60	24.12.2007
Sberbank	-	101	27.09.2007
Sberbank	-	13	29.12.2008
Sberbank	-	115	29.12.2009
Sberbank	-	45	29.12.2008
Mosnarbank (Singapore)	-	64	20.11.2008
Mosnarbank (Singapore)	-	20	20.11.2008
VTB	-	10	11.09.2006
VTB	-	10	20.12.2006
IMB	-	10	31.01.2006
IMB	-	10	21.03.2007
Total	**4,372**	**609**	

[1] Sum of loans and borrowings in RUR transferred into USD equivalent at exchange rate on December 31, 2005

Diagram 7.
Credit Portfolio, in millions of USD


a.
b.
c.
d.

a.	b.	c.	d.
457.5 Bank loans USD	**112.9** RUR bonds	**13.9** Bills	**25.1** Bank loans, RUR

At the same time, the Corporation continued considerable restructuring of its credit portfolio. First, Irkut plans to switch to a single currency of settlements with customers, suppliers, and creditors. As USD export contracts form 90% of revenue, Irkut intends to increase the share of USD borrowings. In 2005, the share of USD borrowings accounted for 75% of the total credit portfolio, as compared to 68% as at year-end 2004. The Company continues the geographical diversification and diversification by the type of borrowings. For example, the share of public borrowings grew by 21%, as compared to 12% at year-end 2004 (Table 24, 25, 26, diagram 7).

Non-Current Liabilities

2005, the Company's non-current liabilities grew by 117% ($321.4 million). The increase is due to the debt restructuring. In 2005, Irkut received bank loans worth $305.9 million and issued $112,9 million long-term bonds (Table 27).

Bond issue

The bond issue of OAO Irkut Corporation are in Russia's top ten most liquid bond issues (Table 28).

Dynamics of Irkut bonds trading in 2005

In 2005, Irkut Corporation redeemed bonds of series A01 (March) and A02 (November). Thus, the total cash payments, including the coupon payments the Corporation made in 2005 amounted to approximately $82 million (RUR2.36

Table 27.

Non-Current Liabilities, '000 USD

	2005	2004	2003
Long-term borrowings	529,144	249,949	245,447
Secured bank loans	355,304	249,949	194,200
Unsecured bank loans	59,514	-	51,247
Unsecured bond issue	114,326	-	-
Deferred tax	67,734	25,509	2,996
Total non-current liabilities	**596,878**	**275,458**	**248,443**

billion). On September 22, 2005, Irkut placed the third issue of non-convertible documentary rouble-nominated coupon bonds, totalling RUR 3.25 billion ($112,9 million), with maturity of 5 years. This bond issue is unique for the Corporation by its size, maturity, and the absence of an offer. MDM-Bank was the organizer and underwriter of the bond issue. The National Depository Centre is the paying agent and depository, which holds the certificate of the deposit. The securities were placed on MICEX by the public offering at the cost equals par value of RUR 1,000 per bond. The maturity of each coupon is 182 calendar days. This series of bonds includes 10 coupon payments. Significantly, the Corporation was planning to set the first coupon of the series at 9.00% – 9.25% level, but the tender, conducted by MICEX, resulted in the annual interest rate of 8.74%, representing RUR 43.58 per bond. 150 bids were applied to the tender, which is an encouraging result. As a result, demand exceeded supply by nearly 100%. The funds gained will be used for refinancing, as well as for current and prospective projects.

Table 28.
Key Parameters of Irkut Bond Issues

BONDS	A01SERIES	A02 SERIES	A03 SERIES
Method of placement	Private offering	Public offering	Public offering
Underwriters	Region Investment Company, NOMOS-BANK, Alfa-Bank, Vnesheconombank	NOMOS-BANK, MDM-Bank, Vnesheconombank	MDM-Bank
Date of placement	April 1, 2002	November 5, 2002	September 22, 2005
Date of maturity	March 27, 2005	November 2, 2005	September 16, 2010
Volume of issue	RUR 600 million	RUR 1.5 billion	RUR3.25 billion
Number of coupons	6	6	10
Interest rate:			
1st coupon	20.4%	18.5%	For each coupon – 8.74%
2nd coupon	18.5%	18.5%	
3rd coupon	12.0%	17.0%	
4th coupon	12.0%	17.0%	
5th coupon	8.0%	16.0%	
6th coupon	8.0%	16.0%	
Organized secondary market	MICEX, RTS	MICEX, RTS	MICEX



In October 2005, during the meeting of the 2nd Joint Commission for Economical, Industrial and Technical Cooperation between Russia and Portugal, Irkut has conducted a presentation of Be-200 amphibious aircraft. As a result, the decision was made to initiate negotiations regarding the possibility of purchasing Be-200 amphibious aircraft by Portuguese authorities. On June 7th, 2006 the National Fire-Fighting and Civil Protection Department of the Portuguese Ministry of Interior Affairs and Beriev Design Bureau signed an agreement for the lease of Be-200 amphibians to be used in fire-fighting in Portugal. The aircraft is leased for July-August 2006. Following the execution of the lease contract, the Portuguese side is to make a decision to purchase a batch of Be-200's.

Irkut



Portugal

Russia — Portugal

The Chaffinch

(Fringilla coelebs)

The Chaffinch, (Fringilla coelebs), is a small passerine bird in the finch family Fringillidae. Its large double white wing bars, white tail edges and greenish rump easily identify this 14-16 cm long species. The individuals from north-west of Russia winters, among other places, in Portugal, flying over 3300 km. They migrates in flocks, the females leave earlier than males, and the young birds leave earlier than grown-up, finding the way to the winter place on their own.

The breeding male is unmistakable, with his reddish underparts and a grey cap. The female is drabber and greener, but still obvious. The powerful song is very well known, males typically sing two or three different song types, and there are regional dialects too. This bird is widespread and very familiar throughout Europe. The longest known lifetime reaches 14 years.





Current liabilities

In 2005, the current liabilities of the Corporation decreased by 43% ($201.3 million) in absolute terms and amounted to $267.1 million. The decline in total value of current liabilities was due to the restructuring of the credit portfolio and considerable reduction in the short-term loans, both in share and absolute terms. As a result, the structure of the current liabilities has changed. In 2004, the share of short-term borrowings in the structure of current liabilities of the Company amounted to 40%, while trade liabilities – about 58%. In 2005, this correlation changed dramatically – the share of short-term loans dropped to 28%, while trade liabilities went up to 68%. The reserves formed the remaining 3% (Table 29).

Table 29.

Current Liabilities, '000 USD

	2005	2004	2003
Short-term liabilities, in thousands of USD			
Short-term borrowings	75,881	272,231	337,870
Secured bank loans	9,820	24,412	4,773
Unsecured bank loans	24,058	10,797	60,014
Unsecured bonds	16,000	178,123	164,264
Current portion of non-current secured bank loans	23,512		101,314
Current portion of non-current unsecured bank loans		57,209	7,125
Other loans	2,491	1,690	380
Trade and other payables	182,392	186,356	122,289
Accounts payable, trade	126,873	134,133	104,022
Income and other taxes payable	10,144	35,572	6,866
Accrued expenses	20,982	6,646	5,311
Advance from customers	16,869	2,900	1,004
Other payables	7,524	7,105	5,086
Provisions	8,833	9,830	6,933
Short-term liabilities total	**267,105**	**468,417**	**467,092**

Short-term borrowings

The value of short-term borrowings decreased from $272.2 to $75.9 million. Such a considerable drop is due to the restructuring of the liabilities in favour of long-term loans, as well as to the fact that in 2005, Irkut paid off some bank loans and redeemed two bond issues, recognized in the 2004 balance sheet as short-term borrowings and loans as the "Current part of long-term liabilities" of the Company.

Trade and other payables

The value of the trade and other payables has not virtually changed from 2004. It declined insignificantly from $186.4 million to $182.4 million. A considerable part of received goods was not paid in the period under consideration, and, according to the majority of contracts with suppliers, payments for goods and services are realized only after corresponding transference from customers. The growth in the advance from customers should be noted too – from $2.9 million in 2004 to $16.87 million in 2005. As mentioned earlier, this increase is due to the rise in order book and collection of corresponding advance payments.

Provisions

The Group provides product warranties in conjunction with certain product sales. Generally, aircraft sales are accompanied by a twelve to eighteen month warranty period that covers systems, accessories, equipment, parts, and software manufactured by the Group to certain contractual specifications. Warranty coverage includes non-conformance to specifications and defects in material and workmanship. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products produced times the expected monthly warranty payments, as well as additional amounts, if necessary, for certain major warranty issues that exceed a normal claims level. In 2004, the provisions were significantly reduced – from $9.8 million in 2004 to $8.8 million in 2005.

Table 30.
Dynamics of Current Assets and Short-Term Liabilities, '000 USD

	2005	2004	2003
Non-current assets held for sale	10,387	-	-
Investments	21,837	438	36,438
Inventories	540,367	259,540	200,210
Trade and other receivables	189,400	236,142	264,421
Cash & cash equivalents	108,335	114,975	13,146
Current assets total	**870,327**	**611,095**	**514,215**
Loans and borrowings	75,881	272,231	337,870
Trade and other payables	182,392	186,356	122,289
Provisions	8,833	9,830	6,933
Current liabilities total	**267,105**	**468,417**	**467,092**
Current ratio	3.26x	1.30x	1.10x
Acid-test ratio	1.24x	0.75x	0.67x
Cash ratio	0.41x	0.25x	0.03x

Liquidity and Cash Flow Analysis

Liquidity is the ability of an organization to meet its short-term financial obligations. Specifically, we mean the possession of such an amount of assets easily convertible into cash, which is theoretically enough to pay off short-term financial obligations. Liquidity reveals the correlation between current assets and short-term liabilities and reflects a company's ability to fulfil its obligations in time. Solvency implies that a corporation posseses enough cash & cash equivalents to meet immediate financial obligations, if they came due at that point.

As a result of significant investments into the working capital, in 2005 the current assets of the Company rose to $870.3 million, which represents a 42% increase from 2004.

At the same time, Irkut's current liabilities decreased almost twofold to $267.1 million.

As a result, the current ratio, which is the arithmetic ratio of current assets to current liabilities, increased from 1.3 in 2004 to 3.26 in 2005. The ratio is mainly used to give an idea of the Company's ability to pay back its short-term liabilities (debt and payables) with its short-term assets (cash, inventory, receivables). The higher the current ratio, the more capable the company is of paying its obligations. The current ratio 3.26 represents Irkut's great short-term creditor protection.

The analysis of other types of liquidity ratios also shows considerable improvement:

Acid-test ratio grew from 0.75 to 1.24;

Cash ratio increased from 0.25 in 2004 to 0.41 in 2005.

Accordingly, the analysis of the Corporation's liquidity displays Irkut's high ability to pay off short-term liabilities.

Table 31.

Cash Flow Analysis, '000 USD

	2005	2004	2003
OPERATING ACTIVITIES			
Profit before tax	110.972	87,511	385
Depreciation and amortization	20,368	16,385	16,378
Net interest expense	47,176	58,076	65,109
Other adjustments	15,620	18,751	26,067
Operating profit before changes in working capital and provisions	**194,136**	**180,723**	**107,939**
Changes in working capital	(224,753)	10,845	(10,735)
Cash flows from operations before income taxes and interest paid	**(30,617)**	**191,568**	**97,204**
Income taxes paid	(18,709)	(354)	(998)
Interest paid	(50,134)	(59,689)	(70,368)
Cash flows from operating activities	**(99,460)**	**131,525**	**25,838**
INVESTING ACTIVITIES			
Investments in fixed assets	(46,126)	(25,540)	(45,587)
Income from investing activities	12.629	18,158	2.933
Cash flows from investing activities	**(33,497)**	**(7,382)**	**(42,654)**
FINANCING ACTIVITIES			
Operations on debt market	64,206	(73,356)	9,426
Operations with share capital	63,067	49,946	(2,287)
Cash flows from financing activities	**127,273**	**(23,410)**	**7,139**
Net (decrease)/increase in cash & cash equivalents	(5,684)	100,733	(9,677)
Cash & cash equivalents at beginning of year	114,975	13,146	22.217
Effect of exchange rates fluctuations on cash & cash equivalents	(956)	1,096	606
Cash & cash equivalents at end of year	**108,335**	**114,975**	**13,146**
Free cash flow*	**(135,282)**	**126,828**	**(19,635)**

* Calculated as cash flow from operating activities – investments in fixed assets + proceeds from disposal of property, plant, and equipment

Solvency

Despite considerable level of debt financing, the Company demonstrates strong ability to pay corresponding debt service.

The interest coverage ratio, calculated as interest payments/EBIT amounted to 3.35 in 2005, which is a significant increase from 2.51 in 2004. This indicates that Irkut's EBIT is 3.5 times higher than the interest payments.

The "debt to revenue" ratio did not change from 2004. It amounted to 0.7, while the "debt to shareholders' equity" significantly decreased to 1.6, and compared to 2.6 in 2004.

Operating activities

In 2005, Irkut Corporation generated negative cash flow from operating activities worth ($99.5 million). Cash flow before changes in working capital and provisions amounted to $194.13 million, which is a $13 million increase from the previous year. However, in 2005 the Company invested considerable funds in the working capital, and the growth in provisions amounted to almost $280 million, while there were no deliveries made, because pursuant to a request from a customer, dates of delivery were rescheduled for 2006. As a result, the cash flow from operating activities before interest and taxes amounted to negative $30.6 million, while less interest payments and taxes – $99.5 million.

In 2005, Irkut generated negative free cash flow as well – $135.3 million, indicating that in the year under consideration the Company invested significant financial resources in the working capital, purchased materials and components, and made capital investment. In future, the Corporation intends to synchronize the production schedule with shipments in order to avoid high volatility of cash flows, as well as the need to finance huge values of current assets (Graph 12).

Investing activities

The cash flow from investing activities reduced the Company's funds by $33.5 million. At the same time, capital expenditure amounted to $46.1 million, from which investments in the fixed capital – $26.1 million, investments in the intangible assets – $20 million. The acquisition of Beriev Company reduced the cash flow by $5.3 million. The positive financial flows were received from the disposal of some fixed assets, as well as the disposal of JSC "NII Izmerenia".

Graph 12.
Dynamics of Cash Flow from Operating Activities, '000 USD


-250,000
-150,000
-50,000
50,000
150,000
250,000
2005
a.
194,136
b.
-224,753
c.
d.
e.
-5,304
2004
a.
180,723
b.
10,845
c.
-59,689
d.
-25,540
e.
-54,048
2003
a.
107,939
b.
-10,735
c.
-70,368
d.
-45,587
e.
-5,604

a.
Operating profit before changes in working capital and provisions

b.
Changes in working capital

c.
Interest paid, net

d.
Investments in fixed assets

e.
Acquisition of subsidiaries and associates

Financing activities

In 2005, the increased need in working capital resulted in considerable financial borrowing. Financing activities of Irkut in 2005 were directed at attracting funds to support production and meeting current contractual obligations, working capital financing, and purchasing materials and components to provide for works on new contracts. In 2005, the Corporation realized new issue of shares, redeemed 2 bond issues, restructured the credit portfolio to increase the share of long-term loans and borrowings, and diversified the creditors structure and financing methods.

8.3. Risk Analysis

As any other business, Irkut Corporation is subject to political, economical, market, and other risks, which may affect its financial performance. Taking into consideration the nature of the area, in which the Company operates, we single out the following risks.

Political Risks

Foreign Policy Risk

The defence industry is subject to strict government regulation and control, and not only by the supplying or importing country, but also by international organizations. Thus, the signing of delivery contracts for military products directly depends on the diplomatic relations between the Russian Federation and countries – prospective customers, as well as the geopolitical situation in the world.

Our current customers for the most part are Asian countries and developing countries. The deterioration of political situation in any of this regions may involve various adverse consequences, right up to applying international sanctions (for example in the form of embargo on sales of military equipment to certain countries), which, in its turn, may negatively affect the company's ability to fulfill its contractual obligations. This risk is extending by the small range of customers.

To minimize the foreign policy risk, Irkut continues the diversification of its order book by customers and regions, focusing not only on the traditional markets



In January 2005, Irkut Corporation has held negotiations with the Civil Protection Department of the French Ministry of Interior Affairs concerning a possible purchase of a batch of Be-200 amphibians. Besides, to facilitate the certification of the aircraft in accordance with the international standards and to promote jointly the amphibian in the international market, Irkut and EADS established a Russian-French joint venture "EADS Irkut Seaplane SAS."


Irkut

France

Russia — France

The European Nightjar

(Caprimulgus europaeus)

The European Nightjar, or just Nightjar, Caprimulgus europaeus, is the only representative of the nightjar family of birds in most of Europe and temperate Asia. These birds are of the middle size, like pigeon, their weight is about 60-110 gm.
It is a late migrant, seldom appearing before the end of April or beginning of May. Nightjars from Karelia winters in France, flying over 3000 km. Their speed reaches 49-53 km per day. The Nightjar flies at dusk, most often at sundown, a long-tailed, shadowy form with easy, silent moth-like flight; its strong and deliberate wingbeats alternate with graceful sweeps and wheels with motionless wings.
Its soft mechanical trill rises and falls as it vibrates on the variable evening breeze, or as the bird turns its head from side to side. The lower mandible vibrates and the throat is distended until the feathers stand out.





of South-East Asia, but on new regions, including North Africa and developing countries. The Indian share in the order book amounted to approximately 65% at year-end 2004, but thanks to the Algerian contract this share decreased almost by the quarter.

The government military expenses policy may also affect the Company's financial performance. Unlike the majority of international aircraft-constructing companies, Irkut Corporation generates the bulk of the revenue from export-related contracts. Besides this, the absence of the Su-30 MKI in the fleet of the Russian Air Force is viewed by many prospective customers as an obstacle for considering it in a tender, and this reduces the export potential of this jet fighter.

To minimize the risks, related to the government control and regulation in military aircraft production and selling, Irkut follows a strategy of product diversification, actively develops the civil and dual-purpose products and aims at extending the share of civil products in the Company's revenue.

The Yak-130 advanced combat trainer, which was introduced in 2005, is a milestone in the diversification of Irkut's product line. In March of 2005, the Russian Ministry of Defence placed an order for 12 Yak-130, and in December of 2005, Irkut initialled the contract for the delivery of 16 trainers to Algeria.

Problems of Informational Transparency

Since the aerospace industry, and the military aviation in particular, is strategically important for the state defence capability, information related to this industry could be viewed as a subject to the state secret legislation. Thus limited access to the specific information could have influence on investment policy. Nevertheless, Irkut is the most transparent company of the Russian aerospace&defence industry. The Company is committed to maximum disclosure of critical information for its investors and shareholders.

The Risk of Enhanced State Control

The military aircraft manufacturing industry has always been exclusively within the state jurisdiction. However, due to extensive political and economical reforms in Russia, the situation has changed. Several big state-run enterprises of the industry had been incorporated. At the same time, the restructuring process of the Russian aerospace industry has not been finished yet, and we cannot exclude the risks of strengthening of government control and even direct state interference in business of entities of this industry and in the business of Irkut Corporation in particular.

Currently, the Decree on the establishment of the United Aircraft Corporation (UAC) has been signed. By the end of 2007, the structure of UAC is expected to be formed. However, granting the scale of the project, it is difficult to predict exact dates of forming the structure. No doubt that this consolidation process will save Russian aviation industry position in the international market. At the same time, the uncertainties regarding timing and mechanisms of Irkut integration into UAC, regarding product line and management of the United corporation and swap-ratios conditions, raise lots of questions, including the question, concerning rights of minority shareholders.

Realizing that Irkut is a public company, which holds the status of a respected and reliable company on the financial market, the Corporation is fully committed to the protection the minority shareholders' rights throughout the whole procedure of consolidation. Thus, Irkut's management take an active role in the process of the industry's consolidation, including the development of the consolidation strategy and mechanisms. Irkut managers and major shareholders will seek equitable exchange ratios for the Company, and for each group of investors as well, including management, government, and the investment community based on its profitability and its share in the order book of the UAC.

The management of Irkut Corporation, which will be a UAC's subsidiary on the first stage of consolidation, will seek transparency of the whole holding group's documents, as well as corporate governance transparency of other subsidiaries.

In general, Irkut experts are optimistic about the future of the United Aircraft Corporation, both in terms of future revenue and capitalization of the Corporation. Subsequently, the current Irkut shareholders which will make a decision to become UAC shareholders, will most certainly benefit from the consolidation, having become shareholders of an aircraft manufacturing holding, able to generate $7 – 8 billion of annual revenue and which will be formed by Russia's leading aerospace companies.

Market Risks

Irkut's market risks could appear in three different forms: interest ratio risk, foreign currency risk, and price risk.

Interest ratio risk – risk of interest escalation.

Irkut's production cycle implies considerable debt financing. The borrowings and loans, as well as Irkut debt securities are denominated both in RUR and in foreign currencies, with many contracts concluded with the LIBOR rate. Thus, an increase in interest rates could result in the growth in the financing costs, which may adversely affect the Company's financial performance.

Irkut has a considerably high financial leverage, as compared to other companies of the industry. Thus, higher financing expenses may lead to more severe competition.

To reduce this risk, we are diversifying the credit portfolio: arrange loans, denominated in various currencies, seek wider co-operation with Russian and foreign banks, use other ways of financing, including bond issues and other forms of public borrowings.

Foreign currency risk – risk of exchange rates change.

The Company's contracts and revenue are mainly denominated in USD, while more than a half of expenses are in RUR. That is why, fluctuations of the exchange rates may worsen the financial performance of Irkut. The strengthening of the rouble will negatively affect the financial results, reducing the profit margin. Besides that, this will deteriorate the Company's position in the international market.

To reduce the risk, Irkut takes the following measures:

- maintain the optimal balance between the foreign currency assets and liabilities;
- form liabilities in foreign currency (settlements with suppliers of materials and goods, as well as debt payments are effected in RUR linked to USD exchange rate);
- currency clause (in case the exchange rate abruptly fluctuates, the contract amount will be reconsidered);
- replacement of short-term debt by the long-term loans and borrowings;
- diversification of liabilities by currency and debt instruments.

In addition, the management is currently considering hedging the Group's exposure to foreign currency risk.

Price risk – the risk of fluctuating commodity prices

The Corporation is subject to the risk that suppliers may increase prices for components and raw materials, including titanium and aluminium. Increase in price for components and units may negatively affect financial performance of the Corporation.

Thus, to reduce the risk, Irkut signs long-term agreements with components suppliers and takes the following measures:

- executes long-term production programs, secured by contracts already signed;
- develops programs, aimed at reducing expenses on production;
- actively invests in its manufacturing capabilities to improve competitiveness.

Industry-related risk

Industry-related risk – risk inhered to particular industry.

The development of the 5th generation fighter peculiarly affects the long-term competitiveness of Russian aerospace industry and Irkut in particular on the global markets. The situation, which is not in favour of the Russian aircraft makers, as foreign companies have advanced developments in the 5th generation fighter program, may worsen for the Russian companies.

The development stage for the 5G fighter may take from 10 to 15 years, and while the Russian industry is at the very beginning of the process, USA has already built and started trials of 5G prototypes. Thus, Russia may lose external markets, as demand for 4+ generation fighters, delivered by Irkut, may subside. At the same time, the Company's product line features 10 – 15 years price edge over the 5G jets, which may be a critical consideration for Irkut traditional and potential customers.

The long-term strategy of Irkut includes improvement of balanced production of military and civil aircraft, greater development of civil projects, and product line diversification.

The strategy may also pose some risks – considerable capital investments and allocation of significant funds may lead to reduced profits. The civil aviation market is saturated, which makes the entry into this market an uphill task for new participants, as there is already formed pool of well-known companies which compete rigorously. Despite the fact that the Company took some decisive steps towards reducing this type of risk, we cannot say that adverse impact of the industry-related risk is entirely impossible.

Risks Related to Operating Activities

Production-based risks implies risk of falldown at the scheduled value of works, and/or risk of increase of expenses, shortfalls of production planning, which lead to boosted current costs.

In aerospace and defence sector contracts are usually guaranteed by third parties, in the case of military aviation the contracts are usually secured by the government. Irkut's contracts are guaranteed by Rosoboronexport, state-run entity which controls all arms exports, and this resents Russia as a trustworthy country and reliable partner. Rosoboronexport carefully audits the company before placing the order.

On the other hand, all the companies operating in Russian aerospace and defence sector do not generate enough cash to complete the contracts in force-major. In this case Rosoboronexport performs as a guarantor not for customers but for producers and guarantees their operations while they face obstacles.

To minimize the risk, related to equipment shutdown or machine detention, as well as to meet customers' requirements, Irkut modernizes outmoded facilities and switches to advanced technologies and equipment.

The third-party risk also falls under the category of production-based risks. Supply shortfalls may lead to the Company's inability to meet contractual obligations. Many materials and components are produced only by one supplier which accounts for production-based risks. On the other hand, Irkut is the only customer of a range of such materials, while relations with some suppliers are years long. All these things considered and supported with the fact that Irkut does not use import materials and goods, this third-party risk is minimal.

Default risk

The production cycle for some products is over 15 months. The advance payments do not cover all the production expenses, and the Company uses not only advance payments, but a wide range of loans and borrowings, which are paid off from contractual proceeds. Irkut's activities are based on sufficient level of debt financing maintenance.

Irkut has a high level of debt and a high financial leverage. The situation, when the Company will be declared on default on all loans and borrowings may lead to financial difficulties.

Credit risk

Credit risk implies a risk of the failure to execute contractual obligations by Irkut's debtors and customers – risk on recovering on default. The orders for the production of the military aircraft – the bulk of the orders portfolio – are placed by defence ministries of foreign countries, which means that the governments of the corresponding countries will act as guarantors of the contracts. Thus the credit risk, posed by customers is minimal.

However, the credit risk may be posed by third parties's debts, since the Company acts as guarantor of a number of affiliates. The value of this type of obligations is insignificant and cannot considerably impact the Company's financial performance.

Legal risk

The production of aircraft and associated equipment, as Corporate's main activity, is subject to licensing. Irkut was granted with 5-year license dated January 17th, 2003 – January 17th, 2008. The Company complies with all respective requirements and is confident that in 2007 the 5-year license will be prolonged. The Company's extensive experience in the field of licensing enables us to believe that the requirements for the license will not be significantly changed.

9.

Consolidated Financial Statements for the Year Ended 31 December 2005



Contents



Independent Auditors' Report

To the Board of Directors of OAO Scientific Production Corporation "Irkut"

We have audited the accompanying consolidated balance sheet of OAO Scientific Production Corporation "Irkut" and its subsidiaries (the "Group") as at 31 December 2005 and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

KPMG Limited
30 May 2006

KPMG Ltd

Consolidated Income Statement for the Year Ended 31 December 2005

	NOTE	2005 '000 USD	2004 '000 USD
Revenues	5	711,692	621,852
Cost of sales		(357,774)	(330,894)
Gross profit		**353,918**	**290,958**
Research and development costs		(8,179)	(11,731)
Distribution expenses		(86,190)	(62,191)
Administrative expenses		(64,404)	(43,058)
Taxes, other than on profit		(3,255)	(2,767)
Other operating expenses	7	(42,389)	(22,691)
Profit from operations		**149,501**	**148,520**
Net financing costs	8	(38,529)	(60,749)
Loss from associates		-	(260)
Profit before tax		110,972	87,511
Income tax expense	9	(27,295)	(20,243)
Net profit for the year		83,677	67,268
Attributable to:			
Shareholders of the parent company		84,826	68,370
Minority interest		(1,149)	(1,102)
		83,677	**67,268**
Basic and diluted earnings per share (USD)	18	0.095	0.080

The consolidated financial statements were authorized for issuance on 23 May 2005:

D.A. Eliseev
Vice-President for Corporate Finance



The consolidated income statement is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 141 – 159.

Consolidated Balance Sheet as at 31 December 2005

	NOTE	2005 '000 USD	2004 '000 USD
ASSETS			
Non-current assets			
Property, plant, and equipment	10	201,922	182,565
Intangible assets	11	128,852	92,775
Investments in associates		-	8,976
Other investments and non-current financial assets	12	14,230	20,858
Deferred tax assets	13	4,523	-
		349,527	**305,174**
Current assets			
Investments	12	21,837	438
Inventories	14	540,367	259,540
Trade and other receivables	15	189,400	236,142
Cash and cash equivalents	16	108,335	114,975
		859,939	**611,095**
Non-current assets held for sale		10,387	-
		870,326	**611,095**
Total assets		**1,219,853**	**916,269**
EQUITY AND LIABILITIES			
Equity	17		
Share capital		103,811	93,438
Share premium		97,532	41,767
Revaluation reserve		17,741	-
Foreign currency translation reserve		(773)	2,479
Retained earnings		97,918	16,163
Total equity attributable to shareholders of the parent company		**316,229**	**153,847**
Minority interest		39,640	18,547
Total equity		**355,869**	**172,394**
Non-current liabilities			
Loans and borrowings	19	529,144	249,949
Deferred tax liabilities	13	67,734	25,509
		596,878	**275,458**
Current liabilities			
Loans and borrowings	19	75,881	272,231
Trade and other payables	20	182,392	186,356
Provisions	21	8,833	9,830
		267,106	**468,417**
Total equity and liabilities		**1,219,853**	**916,269**

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 141 – 159.

Consolidated Statement of Cash Flows for the year ended 31 December 2005

	2005 '000 USD	2004 '000 USD
OPERATING ACTIVITIES		
Profit before tax	110,972	87,511
Adjustments for:		
Depreciation and amortization	20,368	16,385
Unrealized foreign exchange losses	481	10,904
Impairment of capitalized development costs	17,063	-
Excess of net assets acquired over the consideration given	(3,135)	-
Impairment of loans and bad debts	(446)	3,917
Loss on disposal of property, plant, and equipment	2,235	3,792
Loss from associates	-	260
Income from investments	(578)	(122)
Interest expense	57,630	60,037
Government grant related to compensation of interest expense	(7,448)	-
Interest income	(3,006)	(1,961)
Operating profit before changes in working capital and provisions	**194,136**	**180,723**
Increase in inventories	(279,913)	(57,695)
Decrease in trade and other receivables	54,207	19,435
(Decrease)/Increase in trade and other payables	(1,950)	46,209
(Decrease)/Increase in provisions	(997)	2,896
Cash flows from operations before income taxes and interest paid	**(30,617)**	**191,568**
Income taxes paid	(18,709)	(354)
Interest paid, net of grant received	(50,134)	(59,689)
Cash flows from operating activities	**(99,460)**	**131,525**
INVESTING ACTIVITIES		
Proceeds from disposal of property, plant, and equipment	10,304	20,843
Proceeds from disposal of subsidiary	9,541	-
Acquisition of property, plant, and equipment	(26,119)	(19,368)
Acquisition of intangible assets	(20,007)	(6,172)
Acquisition of subsidiaries and associates, net of cash acquired	(5,304)	(54,048)
Loans repaid by related parties	3,200	19,899
Net cash to acquisition/(from disposal) of investments	(8,118)	29,461
Interest received	3,006	1,961
Dividends received	-	42
Cash flows from investing activities	**(33,497)**	**(7,382)**
FINANCING ACTIVITIES		
Proceeds from borrowings	894,878	466,619
Repayment of borrowings	(830,672)	(539,975)
Proceeds from issue of share capital	66,138	51,022
Dividends paid	(3,071)	(1,076)
Cash flows from financing activities	**127,273**	**(23,410)**
Net decrease in cash and cash equivalents	**(5,684)**	**100,733**
Cash and cash equivalents at beginning of year	114,975	13,146
Effect of exchange rates fluctuations on cash and cash equivalents	(956)	1,096
Cash and cash equivalents at end of year (note 16)	**108,335**	**114,975**

The consolidated statement of cash flows is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 141 - 159.

Consolidated Statement of Changes in Equity for the Year Ended 31 December 2005

'000 USD	SHARE CAPITAL	SHARE PREMIUM	REVALUATION RESERVE	FOREIGN CURRENCY TRANSLATION RESERVE	RETAINED EARNINGS/ (ACCUMULATED LOSSES)	TOTAL	MINORITY INTEREST	TOTAL
Balance at 1 January 2004	**84,183**	**-**	**-**	**574**	**(51,117)**	**33,640**	**25**	**33,665**
Net profit for the period	-	-	-	-	68,370	68,370	(1,102)	67,268
Foreign exchange differences	-	-	-	1,905	-	1,905	444	2,349
Total recognized gains and losses						70,275	(658)	69,617
Shares issued	9,255	41,767	-	-	-	51,022	-	51,022
Acquisition of subsidiaries (Note 4)	-	-	-	-	-	-	19,180	19,180
Dividends to shareholders	-	-	-	-	(1,090)	(1,090)	-	(1,090)
Balance at 31 December 2004	**93,438**	**41,767**	**-**	**2,479**	**16,163**	**153,847**	**18,547**	**172,394**
Net profit for the period	-	-	-	-	84,826	84,826	(1,149)	83,677
Foreign exchange differences	-	-	-	(3,252)		(3,252)	(1,472)	(4,724)
Total recognized gains and losses						81,574	(2,621)	78,953
Shares issued	10,373	55,765		-	-	66,138	-	66,138
Acquisition of subsidiaries (Note 4)			17,741	-	-	17,741	23,714	41,455
Dividends to shareholders	-	-	-	-	(3,071)	(3,071)	-	(3,071)
Balance at 31 December 2005	**103,811**	**97,532**	**17,741**	**(773)**	**97,918**	**316,229**	**39,640**	**355,869**

The consolidated statement of changes in equity is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 141 – 159.

Notes to the Consolidated Financial Statements for the Year Ended 31 December 2005

1 Background

(a) Organization and Operations

OAO Scientific Production Corporation "Irkut" ("the Company") was formed as an open joint stock company following the President's Decree and State Privatization Programe of 1992. The principal activity of the Company is the construction of military and civil aircraft under contracts with Russian and foreign governments. The Company and its subsidiaries ("the Group") are also engaged in research and development works for military and civil aircraft. This research and development is carried out for the Group's own purposes.

In accordance with Russian legislation the supply of military equipment to foreign governments is the competence of the Russian government and, therefore, all contracts with foreign governments are concluded through the Russian state organization FGUP "Rosoboronexport" ("Rosoboronexport").

The Company's operations are subject to license for production and repair of aviation equipment awarded by FGUP "Rosaviacosmos". The current license is valid until April 2007.

The Parent Company's registered office is at 13 Novoalexeevskaya St., Moscow, 129626, Russia.

(b) State Secrets

The operations of the Group related to the construction and sale of military aircraft are subject to the Law of the Russian Federation on State Secrets signed by the President of the Russian Federation on July 21, 1993. This Law provides that the information on the foreign economic activities of the Russian Federation, disclosure of which can cause damage to the security of the country, is considered a state secret. Access to information classified as a state secret can be granted by the appropriate authorities only to organizations and individuals holding security licenses with the appropriate form of clearance. In addition, part of the property, plant, and equipment of the Company makes up the mobilization capacity of the state (refer note 10 (b)) and is also subject to the Law on State Secrets. The law also limits the authority of the Company to dispose of these assets.

(c) Russian business environment

The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. The accompanying consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

2 Basis of Preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") and related interpretations adopted by the International Accounting Standards Board ("IASB").

(b) Basis of measurement

The consolidated financial statements are prepared on the historical cost basis except that instruments held for trading, designated at fair value through profit and loss and available-for-sale are stated at fair value.

(c) Measurement and presentation currency

The national currency of the Russian Federation is the Russian Rouble ("RUR"). The Parent Company's measurement currency is the United States Dollar ("USD") because it reflects the economic substance of the underlying events and circumstances of the Company.

USD is also the currency in which the consolidated financial statements are presented. All financial information presented in USD has been rounded to the nearest thousand.

The RUR is not a readily convertible currency outside the Russian Federation and, accordingly, any conversion of RUR to USD should not be construed as a representation that the RUR amounts have been, could be, or will be in the future, convertible into USD at the exchange rate disclosed, or at any other exchange rate.

(d) Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The recoverability of the Group's assets, as well as the future operations of the Group, may be significantly affected by the current and future economic environment (see note 1 (c)) and possibility for the Group to renew the license for production and repair of aviation equipment (see note 1 (a)). The accompanying consolidated financial statements do not include any adjustments should the Group be unable to continue as a going concern.

(e) Use of estimates and judgements

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS. Actual results could differ from those estimates.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies are described in the following notes:

- Note 5 – Revenues;
- Note 11 – Intangible assets;
- Note 21 – Provisions;
- Note 24 – Contingencies.

3 Significant Accounting Policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied except for changes in accounting policy described in note 3(t).

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those enterprises which are controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

(ii) Associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence effectively commences until the date that significant influence effectively ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

(iii) Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealized gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled enterprises are eliminated to the extent of the Group's interest in the enterprise. Unrealized gains resulting from transactions with associates are eliminated against the investment in the associate. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

(b) Foreign currencies

Transactions in foreign currencies are translated to the respective measurement currency of each enterprise in the Group at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the measurement currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are translated to the measurement currency at the foreign exchange rate ruling at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the measurement currency at the foreign exchange rate ruling at the dates the fair values were determined. Foreign exchange differences arising on translation are recognized in the income statement.

Where necessary, the assets and liabilities of foreign entities are translated into USD at the exchange rate at the end of the year. Revenues and expenses are translated into USD using rates approximating exchange rates at the dates of the transactions. The resulting exchange difference is recorded directly in equity in the foreign currency translation reserve.

(c) Classification of assets and liabilities

The operating cycle for aircraft construction contracts exceeds one year. Assets, which are reasonably expected to be realized in cash, or sold, or consumed during the operating cycle of the business are shown under current assets. Liabilities whose liquidation is reasonably expected within the operating cycle of the business are also shown under current liabilities.

(d) Property, plant, and equipment

(i) Owned assets

Property, plant, and equipments are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, and an appropriate proportion of production overheads.

Where an item of property, plant, and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant, and equipment.

(ii) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant, and equipment that is accounted for separately, is capitalized with the carrying amount of the components being written off. Other subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the item of property, plant, and equipment. All other expenditure is recognized in the income statement as an expense as incurred.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the individual assets. Depreciation commences on the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use. Land is not depreciated.

The estimated useful lives are as follows:

- Buildings 40 – 50 years
- Plant and equipment 5 – 20 years

(e) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, other than development carried out as part of construction contracts (refer accounting policy (q)), is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred.

Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. Amortization is charged to the income statement over the estimated units to be produced. The carrying amount is reviewed for impairment annually when the asset is not yet in use and thereafter whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

(ii) Goodwill

Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Goodwill is not amortized but is instead tested for impairment at least annually.

(iii) Negative goodwill

Negative goodwill arising on an acquisition represents the excess of the fair value of the net identifiable assets acquired over the cost of acquisition. Negative goodwill is recognized immediately in the income statement.

(iv) Other intangible assets

Other intangible assets are recorded at cost less accumulated amortization and/or impairment losses. Intangible assets that have limited useful lives are amortized on a straight-line basis over the estimated useful lives of the individual assets, which are in the range of 3 – 5 years. Intangible assets with indefinite useful lives are not amortized but are instead tested for impairment at least annually.

(f) Investments

Investments are recognized (derecognized) when the Group obtains (loses) control over the contractual rights inherent in that asset.

Except as outlined below, investments are accounted for as follows:

- Investments held for trading are stated at fair value, with any resultant gain or loss recognized in the income statement.
- Investments designated at fair value through profit and loss are stated at fair value, with any resultant gain or loss recognized in the income statement.
- Investments held-to-maturity are stated initially at cost. Subsequent to initial recognition they are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period to maturity on an effective interest basis.
- Other investments are classified as available-for-sale and are stated at fair value, with any resultant gain or loss being recognized directly in equity.

The fair value of investments held for trading, designated at fair value through profit and loss and available-for-sale is their quoted bid price at the balance sheet date. Investments in equity securities that are not quoted on a stock exchange, and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

(g) Inventories

Construction work in progress is stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Other inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the average cost principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Inventories are presented in the balance sheet net of advance payments received for construction contracts.

(h) Trade and Other Receivables

Trade and other receivables are stated at cost less impairment losses.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(j) Impairment

The carrying amount of goodwill and intangible assets not yet in use is tested for impairment annually. The carrying amounts of the Group's other assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of the Group's held-to-maturity investments and receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss in respect of a held-to-maturity investment or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k) Dividends

Dividends are recognized as a liability in the period in which they are declared.

(l) Loans and borrowings

Loans and borrowings are recognized initially at cost. Subsequent to initial recognition, loans and borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

(m) Employee benefits

Employees receive pension benefits from the government of the Russian Federation and the Group makes contributions on their behalf in accordance with the appropriate laws and regulations which are expensed as incurred.

(n) Provisions

A provision is recognized in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for estimated standard warranty costs is recognized in the period in which the related product sales occur. An accrual for warranty costs is recognized based on the Group's historical experience on previous deliveries of aircrafts. Estimates are adjusted as necessary based on subsequent experience.

(o) Trade and other payables

Trade and other payables are stated at cost.

(p) Income tax

Income tax for the year comprises current and *deferred* tax. Income tax is recognized in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively *enacted at* the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill; initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and investments in subsidiaries where the Parent Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(q) Revenues

The operations of the Group principally consist of building aircraft under fixed-price contracts. Revenues under such contracts are recognized on a percentage of completion basis, measured by the ratio of total direct materials, labour, and design and development costs incurred to date relative to the total estimated respective costs on the contract. This method is used as the management of the Group considers this to be the best available measure of progress on the contracts. Marketing costs that are incurred for a specific contract may be included in contract costs, but only if these costs can be directly associated with a specific contract and if their recoverability from that contract is probable.

Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are determined. Changes in job performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions, if any, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

(r) Government grants

Government grants are recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Government grants that compensate the Group for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses were incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amounts of the asset.

(s) Expenses

(i) Operating leases

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease payments made.

(ii) Net financing costs

Net financing costs comprise interest expense on borrowings, the accretion of interest on provisions, interest income on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on the revaluation and disposal of investments held for trading and available-for-sale.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

Interest income is recognized as it accrues, taking into account the effective yield on the asset. For investments in associates, dividend income is included in the determination of the carrying amounts of the investments in associates. For investments in other companies, dividend income is recognized on the date that the dividend is declared.

(iii) Social expenditure

To the extent that the Group's contributions to social programs benefit the community at large and are not restricted to the Group's employees, they are recognized in the income statement as incurred.

(t) Changes in accounting policy

During the current year the Group changed a number of its accounting policies as a result of new or revised standards that are effective for periods beginning on or after 1 January 2005. The following changes had a material impact on the Group's financial position or results of operations, or resulted in material changes in classification.

(i) Presentation of minority interests

The following changes in presentation result from revised IAS 1 Presentation of Financial Statements:

- In the income statement, the minority interest share in the results of subsidiaries is no longer added or subtracted in arriving at the Group's net profit (loss) for the period. Instead it is presented as an allocation of the Group's net profit (loss) for the period.
- In the balance sheet, minority interests are presented as a separate component of equity rather than being presented between equity and liabilities. As a result, the statement of changes in equity shows the movement in minority interests during the period.
- Comparatives were restated to reflect these changes.

(ii) Investments

In accordance with revised IAS 39 Financial Instruments: Recognition and Measurement comparatives have been restated to reflect the revised classification, but there has been no affect on the Group's financial position or results of operations. In accordance with the specific transitional provisions in IAS 39, there was no requirement for the Group to have designated such investments as at fair value through profit and loss at the date of initial recognition.

(u) New standards and interpretations not yet adopted

The following new Standards, amendments to standards and interpretations are not yet effective as of 31 December 2005, and have not been applied in preparing these consolidated financial statements. The Group believes that the new standards, amendments to standards and interpretations will not have material impact on its financial position or performance.

- IFRS 6 Exploration for and Evaluation of Mineral Resources, which is effective for annual periods beginning on or after 1 January 2006. The standard includes a requirement to distinguish between tangible and intangible assets that are used in the exploration for and evaluation of mineral resources, and specifies the level at which impairment testing should be carried out.
- IFRS 7 Financial Instruments: Disclosures, which is effective for annual periods beginning on or after 1 January 2007. The standard will require increased disclosure in respect of the Company's financial instruments.
- Amendment to IAS 1 Presentation of Financial Statements – Capital Disclosures, which is effective for annual periods beginning on or after 1 January 2007. The standard will require increased disclosure in respect of the Parent Company's capital.
- Amendment to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, which is effective for annual periods beginning on or after 1 January 2006. The amendment includes an option for actuarial gains and losses to be recognized in full as they arise, outside of the income statement in a statement of recognized income and expense.
- Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions, which is effective for annual periods beginning on or after 1 January 2006. The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item if certain criteria are met.
- Amendment to IAS 39 Financial Instruments: Recognition and Measurement – The Fair Value Option, which is effective for annual periods beginning on or after 1 January 2006. The amendment restricts the designation of financial instruments as "at fair value through profit or loss".
- Amendment to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts – Financial Guarantee Contracts, which is effective for annual periods beginning on or after 1 January 2006. The amendment requires guarantees that are not insurance contracts to be measured at fair value upon initial recognition.
- IFRIC 4 Determining whether an Arrangement contains a Lease, which is effective for annual periods beginning on or after 1 January 2006. The interpretation requires certain arrangements to be accounted for as a lease even if they are not in the legal form of a lease.
- IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, which is effective for annual periods beginning on or after 1 January 2006. The interpretation deals with funds created for the purpose of settling decommissioning and similar expenses.
- IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment, which is effective for annual periods beginning on or after 1 December 2005. The interpretation deals with obligations arising from the European Union Directive regulating the collection, treatment, recovery, and environmentally sound disposal of waste equipment.

4 Acquisition and Disposal of Subsidiaries

(a) Acquisition of OAO "TANTK Imeni G.M. Berieva"

In 2005, the Company acquired 34,653 ordinary shares (or approximately 15% of total issued share capital) of OAO "TANTK Imeni G.M. Berieva" ("Beriev Aircraft Company") for a consideration of USD 5,523 thousand, which was settled in cash. The acquisition increased the Group's interest in the capital of Beriev Aircraft Company to 59%. The acquisition has been accounted for as if it had occurred on 1 January 2005 because the control passed close to this date. The impact of acquiring the subsidiary was to increase net profit for the year by USD 2,477 thousand.

The acquisition of the subsidiary had the following effect on the Group's assets and liabilities at the date of acquisition:

	PRE-ACQUISITION CARRYING AMOUNT ON A COMPARABLE IFRS BASIS '000 USD	FAIR VALUE ADJUSTMENT '000 USD	RECOGNIZED FAIR VALUE ON ACQUISITION '000 USD
Property, plant, and equipment	32,369	16,572	48,941
Intangible assets	117	36,262	36,379
Investments	609	-	609
Inventories	1,740	-	1,740
Trade and other receivables	15,110	-	15,110
Cash and cash equivalents	219	-	219
Loans and borrowings	(18,591)	-	(18,591)
Deferred tax liabilities	(3,913)	(12,680)	(16,593)
Trade and other payables	(9,626)	-	(9,626)
Net identifiable assets, liabilities, and contingent liabilities	18,034	40,154	58,188
Minority interest			(23,714)
Revaluation reserve			(17,741)
Investment in associate			(8,075)
Excess of net assets acquired over cost			(3,135)
Consideration paid			5,523
Cash acquired			(219)
Net cash outflow			5,304

In allocating the cost of acquisition to the underlying assets, liabilities, and contingent liabilities of the subsidiary, it was not possible to measure reliably the fair value of the contingency in relation to taxation – see note 24 (c).

(b) Disposal of OAO "NII Izmerenia"

In 2005, the Group disposed of all 98% shares in OAO "NII Izmerenia" to a related party. The proceeds from disposal approximated the carrying value of the company's net assets, which were mainly represented by a building with the carrying value of USD 10,791 thousand and a deferred tax liability of USD 1,250 thousand.

5 Revenues

	2005 '000 USD	2004 '000 USD
Revenue earned on military aircraft construction contracts	474,226	463,678
Revenue earned on civil aircraft construction contracts	37,931	22,345
Revenue on sales of aircraft components and related products	125,835	111,339
Other revenues	73,700	24,490
	711,692	**621,852**

(a) Segment reporting

The Group manufactures both military and civil aircraft. However, the revenues, results, and assets attributable to military aircraft comprise substantially all of the Group's revenues, results, and assets. Therefore no separate information in respect of business segments is presented.

The Group's manufacturing activities are in Russia and substantially all of its revenues are derived from export to one market. Therefore no geographical segment information is presented.

(b) Changes in accounting estimate

In 2005 and 2004, one of the Group's customers executed options for the acquisition of additional products under existing construction contracts. In addition, the price of the products was renegotiated. The revision of the contract revenue and the contract cost resulted in adjustments to the cumulative amount of revenue recognized under the contract, which amounted to USD 83,359 thousand and USD 107,165 thousand in 2005 and 2004, respectively. The adjustments have been accounted for as a change in accounting estimate in accordance with IAS 8 Net Profit or Loss for the Periods, Fundamental Errors and Changes in Accounting Policies on a prospective basis, which resulted in an additional revenue of USD 83,359 thousand being recognized for the year ended 31 December 2005 and USD 107,165 thousand for the year ended 31 December 2004.

6 Personnel Expenses

	2005 '000 USD	2004 '000 USD
Wages and salaries	81,477	59,361
Compulsory social security contributions	20,501	17,944
	101,978	**77,305**

The number of employees at 31 December 2005 was 15,424 (2004: 14,022).

7 Other Operating Expenses

	2005 '000 USD	2004 '000 USD
Impairment of capitalized development costs (note 11(a))	17,063	-
Social costs	7,054	7,919
Loss on disposal of property, plant, and equipment	2,235	3,792
Excess of net assets acquired over the consideration given (note 4(a))	(3,135)	-
Impairment of loans given and bad debts	(446)	3,917
Other operating income and expenses, net	19,618	7,063
	42,389	**22,691**

8 Net Financing Costs

	2005 '000 USD	2004 '000 USD
Interest income	(3,006)	(1,961)
Government grant related to compensation of interest expense	(7,448)	-
Interest expense	57,630	60,037
Foreign exchange loss	(8,069)	2,795
Income from investments	(578)	(122)
	38,529	**60,749**

9 Income Tax Expense/(Benefit)

	2005 '000 USD	2004 '000 USD
Current tax expense		
Current year	3,495	13,812
Deferred tax benefit		
Origination and reversal of temporary differences	27,888	10,005
Change in recognized deferred tax assets	(4,088)	(3,574)
	23,800	6,431
	27,295	**20,243**

The Group's applicable tax rate is the corporate income tax rate of 24% (2004: 24%).

Reconciliation of Effective Tax Rate:

	2005 '000 USD	%	2004 '000 USD	%
Profit before tax	110,972	100%	87,511	100%
Income tax at applicable tax rate	26,633	24%	21,003	24%
Non-deductible/non-taxable items, net	4,750	5%	2,814	3%
Change in recognized deferred tax assets	(4,088)	(4%)	2,814	(4%)
	27,295	**25%**	**20,243**	**23%**

10 Property, Plant, and Equipment

'000 USD	LAND AND BUILDINGS	PLANT AND EQUIPMENT	CONSTRUCTION IN PROGRESS	TOTAL
Cost				
At 1 January 2004	155,390	240,571	23,109	419,070
Additions through business combinations	32,039	1,343	209	33,591
Other additions	238	8,737	10,393	19,368
Transfers	2,194	2,224	(4,418)	-
Disposals	(16,792)	(33,085)	(12)	(49,889)
Foreign exchange differences	717	36	6	759
At 31 December 2004	**173,786**	**219,826**	**29,287**	**422,899**
Additions through business combinations	20,660	27,354	927	48,941
Other additions	89	9,252	16,778	26,119
Transfers	13,395	3,115	(16,510)	-
Disposals	(7,853)	(7,203)	(1,995)	(17,051)
Disposal of subsidiary	(10,791)	-	-	(10,791)
Classified as non-current assets held for sale	(10,638)	-	-	(10,638)
Foreign exchange differences	(1,523)	(1,156)	(44)	(2,723)
At 31 December 2005	**177,125**	**251,188**	**28,443**	**456,756**

'000 USD	LAND AND BUILDINGS	PLANT AND EQUIPMENT	CONSTRUCTION IN PROGRESS	TOTAL
Depreciation				
At 1 January 2004	(93,435)	(156,447)	-	(249,882)
Depreciation charge	(2,569)	(13,159)	-	(15,728)
Disposals	5,364	19,932	-	25,296
Foreign exchange differences	(13)	(7)	-	(20)
At 31 December 2004	**(90,653)**	**(149,681)**	-	**(240,334)**
Depreciation charge	(3,119)	(16,520)	-	(19,639)
Disposals	178	4,609	-	4,787
Classified as non-current assets held for sale	251	-		251
Foreign exchange differences	26	75	-	101
At 31 December 2005	**(93,317)**	**(161,517)**	-	**(254,834)**
Net book value				
At 31 December 2004	**83,133**	**70,145**	**29,287**	**182,565**
At 31 December 2005	**84,059**	**89,420**	**28,443**	**201,922**

(a) Security

Property, plant, and equipment with a carrying amount of USD 20,462 thousand (31 December 2004: USD 12,876 thousand) is pledged as collateral for secured loans (see note 19).

(b) Other restrictions

The net book value of property, plant, and equipment restricted for sale by the Russian government in accordance with the state military programe amounted to USD 33,036 thousand (2004: USD 37,872 thousand).

11 Intangible Assets

'000 USD	DEVELOPMENT COSTS	OTHER INTANGIBLES	TOTAL
Cost			
At 1 January 2004	36,974	2,762	39,736
Additions through business combinations	47,493	184	47,677
Other additions	5,485	687	6,172
Disposals	-	(42)	(42)
Foreign exchange differences	1,317	5	1,322
At 31 December 2004	**91,269**	**3,596**	**94,865**
Additions through business combinations	36,262	943	37,205
Other additions	19,060	947	20,007
Disposals	-	(275)	(275)
Impairment	(17,063)	-	(17,063)
Foreign exchange differences	(3,027)	(42)	(3,069)
At 31 December 2005	**126,501**	**5,169**	**131,670**

'000 USD	DEVELOPMENT COSTS	OTHER INTANGIBLES	TOTAL
Amortization			
At 1 January 2004	(219)	(1,213)	(1,432)
Amortization charge	(219)	(438)	(657)
Foreign exchange differences	-	(1)	(1)
At 31 December 2004	**(438)**	**(1,652)**	**(2,090)**
Amortization charge	(218)	(511)	(729)
Foreign exchange differences	-	1	1
At 31 December 2005	**(656)**	**(2,162)**	**(2,818)**
Net book value			
At 31 December 2004	**90,831**	**1,944**	**92,775**
At 31 December 2005	**125,845**	**3,007**	**128,852**

Intangible assets comprise the following significant items:

	2005 '000 USD	2004 '000 USD
Intellectual property rights related to the development of:		
Be-200 aircraft	63,889	31,286
Yak-130 aircraft	44,330	35,321
SUV-30K modernization set	10,289	10,508
A-50 airborne warning and control system	4,556	-
Be-103 aircraft	2,781	-
Yak-42D aircraft	-	13,716
	125,845	**90,831**

Be-200 and Yak-130 development projects are not yet completed and therefore the related intangibls assets are not amortized. The amortization will commence when the Group will start production of the assets which is planned for 2006 – 2025.

(a) Impairment

In 2005, the Group revised its plans in relation to the future production of assets under development and ceased the development projects. As a result of this revision, the carrying amount of the capitalized development expenditure was written down by USD 17,063 thousand. The revision is caused by commencement of new development projects, which will replace the current products. The new development projects not yet satisfy the capitalization criteria in IAS 38 Intangible assets.

12 Other Investments and Non-Current Financial Assets

	2005 '000 USD	2004 '000 USD
Non-current		
Available-for-sale investments, stated at cost	13,936	20,553
Other non-current financial assets	294	305
	14,230	**20,858**
Current		
Investments designated at fair value through profit and loss	**21,837**	**438**

Available-for-sale investments include equity securities of ZAO Company "FTK" ("FTK"), a former subsidiary of the Group and a related party as of 31 December 2005. A stock issuance in 2002, which the Company did not take part in, diluted its interest in FTK from 56% to 9%. The investment was recorded at cost of USD 8,885 thousand.

In December 2005, the Group disposed of 5,000,000 shares of OAO "AKB Rosbank" ("Rosbank") for USD 4,946 thousand to a related party. The carrying value of Rosbank's shares was USD 5,648 thousand. The loss on disposal of the shares was recognized in the income statement for the year ended 31 December 2005.

13 Deferred Tax Assets and Liabilities

(a) Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

'000 USD	ASSETS 2005	2004	LIABILITIES 2005	2004	NET 2005	2004
Property, plant, and equipment	4,887	5,219	(11,146)	(7,900)	(6,259)	(2,681)
Intangible assets	31,334	27,790	(30,633)	(13,898)	701	13,892
Investments	-	368	(338)	(1,641)	(338)	(1,273)
Inventories	11,999	3,180	(99,527)	(41,443)	(87,528)	(38,263)
Trade and other receivables	99	83	-	(11,257)	99	(11,174)
Loans and borrowings	259	-	(653)	(357)	(394)	(357)
Trade and other payables	9,123	9,229	-	-	9,123	9,229
Provisions	2,548	955	-	-	2,548	955
Tax loss carry-forwards	18,837	4,163	-	-	18,837	4,163
Total tax assets/(liabilities)	**79,086**	**50,987**	**(142,297)**	**(76,496)**	**(63,211)**	**(25,509)**
Offset of tax	(74,563)	(50,987)	74,563	50,987	-	-
Net tax assets/(liabilities)	**4,523**	**-**	**(67,734)**	**(25,509)**	**(63,211)**	**(25,509)**

(b) Movement in temporary differences during the year

'000 USD	1 JANUARY 2004	RECOGNIZED IN INCOME	FOREIGN CURRENCY TRANSLATION	ACQUIRED/ DISPOSED OF	31 DECEMBER 2004
Property, plant, and equipment	1,308	3,259	(175)	(7,073)	(2,681)
Intangible assets	7,985	14,859	(380)	(8,572)	13,892
Investments	(3,144)	2,118	1	(248)	(1,273)
Inventories	(13,608)	(24,750)	95	-	(38,263)
Trade and other receivables	944	(12,261)	2	141	(11,174)
Loans and borrowings	(438)	81	-	-	(357)
Trade and other payables	1,425	7,804	-	-	9,229
Provisions	1,634	(679)	-	-	955
Tax loss carry-forwards	898	3,138	127	-	4,163
	(2,996)	**(6,431)**	**(330)**	**(15,752)**	**(25,509)**

'000 USD	1 JANUARY 2005	RECOGNIZED IN INCOME	FOREIGN CURRENCY TRANSLATION	ACQUIRED/ DISPOSED OF	31 DECEMBER 2005
Property, plant, and equipment	(2,681)	979	434	(4,991)	(6,259)
Intangible assets	13,892	(6,825)	558	(6,924)	701
Investments	(1,273)	926	9	-	(338)
Inventories	(38,263)	(41,930)	274	(7,609)	(87,528)
Trade and other receivables	(11,174)	11,277	(5)	-	98
Loans and borrowings	(357)	(36)	-		(393)
Trade and other payables	9,229	(106)	-		9,123
Provisions	955	1,593	-		2,548
Tax loss carry-forwards	4,163	10,322	171	4,181	18,837
	(25,509)	**(23,800)**	**1,441**	**(15,343)**	**(63,211)**

14 Inventories

	2005 '000 USD	2004 '000 USD
Advance payments to suppliers	74,728	32,808
Raw materials and other supplies	40,116	33,431
Aircraft components	47,550	28,613
Amounts due from customers for contract work	553,361	213,400
Other work in progress	22,297	11,016
	738,052	**319,268**
Advance payments received	(197,685)	(59,728)
	540,367	**259,540**

15 Trade and Other Receivables

	2005 '000 USD	2004 '000 USD
Accounts receivable – trade	51,752	91,919
Allowance for doubtful accounts	(686)	(644)
	51,066	**91,275**
VAT recoverable	113,720	99,940
Due from tax authorities (refer to note 24 (b))	7,737	23,827
Prepaid taxes	871	1,047
Other receivables and originated loans	16,006	20,053
	189,400	**236,142**

16 Cash and Cash Equivalents

	2005 '000 USD	2004 '000 USD
Bank balances, Russian roubles	64,224	86,431
Bank balances, US Dollars	44,111	28,544
	108,335	**114,975**

17 Equity

(a) Share capital

In November 2005, the Parent Company has issued 99,185,084 ordinary shares for the net consideration of USD 66,138 thousand. The shares were privately placed to EADS and existing shareholders of the Parent Company.

At 31 December 2005 authorized, issued, and fully paid capital stock consisted of 978,131,612 ordinary shares. All ordinary shares have a nominal value of Russian roubles 3 each.

(b) Dividends and dividend limitations

Profits available for distribution to ordinary shareholders in respect of any reporting period are determined by reference to the statutory financial statements of the Parent Company prepared in accordance with the laws of the Russian Federation and denominated in Russian roubles. At 31 December 2005 the Parent Company had cumulative retained earnings, including the profit for the current year, of RUR 4,366,380 thousand (USD 151,703 thousand converted at the closing exchange rate of 28.7825).

Due to the fact that the Parent Company had a loss in the statutory financial statements prepared in accordance with the laws of the Russian Federation for the year ended 31 December 2005, the Board of Directors proposed not to distribute any dividends for 2005.

The following dividends for 2004 and 2003 have been declared at the Company's annual shareholders' meetings:

	24 JUNE 2005	26 JUNE 2004
Amount per share, RUR	0.10	0.04
Amount per share, USD	0.0035	0.0014
Total amount, '000 USD	3,071	1,090

18 Earnings Per Share

The calculation of earnings per share is the net profit for the year divided by the weighted average number of ordinary shares (see note 17 (a)) outstanding during the year, calculated as shown below. The Group has no dilutive potential ordinary shares.

NUMBER OF SHARES	2005	2004
Issued ordinary shares at 1 January	878,946,528	791,051,875
Effect of ordinary shares issued in November (2004: March)	16,530,847	65,920,990
Weighted average number of ordinary shares at 31 December	**895,477,375**	**856,972,865**

19 Loans and Borrowings

This note provides information about the contractual terms of the Group's loans and borrowings.

	2005 '000 USD	2004 '000 USD
Non-current		
Secured bank loans	355,304	249,949
Unsecured bank loans	59,514	-
Unsecured bond issue	114,326	-
	529,144	**249,949**
Current		
Secured bank loans	9,820	24,412
Unsecured bank loans	24,058	10,797
Current portion of non-current secured bank loans	16,000	178,123
Current portion of non-current unsecured bank loans	23,512	-
Current portion of unsecured bond issue	-	57,209
Other loans	2,491	1,690
	75,881	**272,231**

(a) Security

The loans are secured over Property, plant, and equipment with a carrying amount of USD 20,462 thousand (31 December 2004: USD 12,876 thousand) and the right to receive future revenues under an agreement with a foreign government.

(b) Terms and Debt Repayment Schedule

'000 USD	TOTAL	UNDER 1 YEAR	1 – 5 YEARS
Secured bank loans:			
RUR – fixed at 9 – 11%	19,468	9,820	9,648
USD – fixed at 9 – 11%	189,008	16,000	173,008
USD – variable at 6 – 8%	172,648	-	172,648
Unsecured bank loans:			
USD – variable at 10%	83,026	23,512	59,514
USD – fixed at 10%	24,058	24,058	-
Unsecured bond issues:			
RUR – fixed at 9%	114,326	-	114,326
Other loans	2,491	2,491	-
	605,025	**75,881**	**529,144**

For more information about the Group's exposure to interest rate and foreign currency risk see note 22.

20 Trade and Other Payables

	2005 '000 USD	2004 '000 USD
Accounts payable – trade	126,873	134,133
Income and other taxes payable	10,144	35,572
Accrued expenses	20,982	6,646
Advances from customers	16,869	2,900
Other payables	7,524	7,105
	182,392	**186,356**

21 Provisions

	2005 '000 USD	2004 '000 USD
Balance at 1 January 2005	9,830	6,933
Provisions made during the year	3,906	6,611
Provisions used during the year	(2,311)	(3,084)
Provisions reversed during the year	(2,592)	(630)
Balance at 31 December 2005	**8,833**	**9,830**

The Group provides product warranties in conjunction with certain product sales. Generally, aircraft sales are accompanied by a twelve to eighteen month warranty period that covers systems, accessories, equipment, parts, and software manufactured by the Group to certain contractual specifications. Warranty coverage includes non-conformance to specifications and defects in material and workmanship.

The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products produced times the expected monthly warranty payments, as well as additional amounts, if necessary, for certain major warranty issues that exceed a normal claims level.

22 Financial Instruments

Exposure to credit, interest rate, and currency risk arises in the normal course of the Group's business.

(a) Credit risk

Credit evaluations are performed on all customers, other than related parties, requiring credit over a certain amount.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

(b) Interest rate risk

Changes in interest rates impact primarily loans and borrowings by changing either their fair value (fixed rate debt) or their future cash flows (variable rate debt). Management does not have a formal policy of determining how much of the Group's exposure should be to fixed or variable rates. However, at the time of issuing new debt management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

(c) Foreign currency risk

The Group incurs foreign currency risk on sales, purchases, and borrowings that are denominated in a currency other than USD. The currency giving rise to this risk is primarily RUR. Management does not hedge the Group's exposure to foreign currency risk.

(d) Fair values

Due to the lack of liquidity and published "indicator interest rates" in the Russian market, and the fact that many of the Group's transactions are with related parties and are of a specialized nature, it has not been practicable to determine the fair values of investments in, receivables from, and payables to related parties.

In other cases fair value has been determined either by reference to the market value at the balance sheet date or by discounting the relevant cash flows using market interest rates for similar instruments. As a result of this exercise management believes that the fair value of its financial assets and liabilities approximate their carrying amount except in the following instance:

'000 USD	CARRYING AMOUNT 2005	FAIR VALUE 2005	CARRYING AMOUNT 2004	FAIR VALUE 2004
Unsecured bond issues (note 19)	114,813	115,739	57,209	59,312

23 Commitments

(a) Capital commitments

At 31 December 2005 the Group is committed to capital expenditure of approximately USD 46,449 thousand (2004: USD 208 thousand).

(b) Supply commitments

Commitments with third parties for the supply of aircraft components and services after 31 December 2005 under long-term supply agreements are estimated at USD 211,324 thousand at current market prices (2004: USD 5,612 thousand).

24 Contingencies

(a) Insurance

The insurance industry in the Russian Federation is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its plant facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on Group property or relating to Group operations. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

(b) Litigation

The Group is involved in a number of disputes with tax authorities. Based on results of the tax audits for 2000 – 2002 tax authorities claimed additional tax payments and deducted the amount from the Company's bank account. The Company successfully defended its position in court and certain tax claims have been dismissed. However, the tax authorities appealed and, until the case is finally resolved, the tax authorities do not return cash to the Company's bank account. As of 31 December 2005 the amount due from the tax authorities, included in the line "Trade and other receivables" of the consolidated balance sheet, was USD 7,737 thousand (2004: USD 23,827 thousand).

(c) Taxation contingencies

The taxation system in the Russian Federation is relatively new and is characterized by frequent changes in legislation, official pronouncements, and court decisions, which are often unclear, contradictory, and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties, and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open longer. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in their interpretation and enforcement of tax islation.

These circumstances may create tax risks in the Russian Federation that are substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements, and court decisions. However, the interpretations of the relevant authorities could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

Based on results of the tax audits for 2003 – 2004, tax authorities claimed additional tax payments of USD 10,320 thousand. Management believes that the probability of the outflow of economic resources as a result of these claims is less than probable. In addition, the tax authorities rejected to refund input VAT of USD 51,180 thousand related to export deliveries on the basis that the Group did not submit full set of the required documentation. The amount is recorded included in the line "Trade and other receivables" of the consolidated balance sheet. Subsequent to the balance sheet date, management of the Group submitted outstanding documents and, therefore, believes that the refund will be accepted.

(d) Financial guarantees

The Group has provided financial guarantees for loans advanced to certain suppliers of the Group for the total amount of USD 521 thousand. The Group's estimated maximum exposure to credit losses in the event of non-performance by the other parties to the financial guarantees is represented by the contractual amounts disclosed above. Management believes that the likelihood of material payments being required under these agreements is remote. As of 31 December 2005 the Group did not have any contractual commitments to extend financial guarantees, credit, or other assistance.

(e) Environmental contingencies

Governmental authorities are continually considering environmental regulations and their enforcement and the Group periodically evaluates its obligations related thereto. As obligations are determined, they are recognized immediately. The outcome of environmental liabilities under proposed or any future legislation, or as esult of stricter enforcement of existing legislation, cannot reasonably be estimated. Under current levels of enforcement of existing legislation, management believes there are no liabilities, which will have a materially adverse effect on the financial position or the operating results of the Group.

25 Related Party Transactions

(a) Control relationship

Related parties comprise the shareholders of the Parent Company and all other companies in which those shareholders, either individually or together, have a controlling interest.

The majority of the Parent Company's shares are controlled by certain representatives of the Group's key management. However, none of them is the ultimate controlling party.

(b) Transactions with management

Key management received the following remuneration during the year, which is included in personnel expenses (see note 6):

	2005 '000 USD	2004 '000 USD
Wages and salaries	1,405	818
Compulsory social security contributions	78	58
	1,483	**876**

(c) Transactions with other related parties

Transactions with related parties are disclosed in notes 4 and 12. In addition, the Group had the following transactions and balances with related parties.

'000 USD	Transaction value 2005	Outstanding balance 2005	Transaction value 2004	Outstanding balance 2004
Acquisition of capitalized development costs	-	-	1,182	2,037
Sales of test planes	-	-	11,869	-
Sales of development services	17,682	5,745	-	-
Acquisition of design and development	(3,292)	(18,196)	(35,902)	(10,016)
Accounts receivable – trade	-	-	-	660
Other receivables and originated loans	-	4,167	-	19,899
Other payables	-	-	-	(1,003)

(d) Pricing policies

Prices for related party transactions are determined on a transaction-by-transaction basis, not necessarily at arm's length.

26 Significant Subsidiaries

	COUNTRY OF INCORPORATION	OWNERSHIP/VOTING 2005	2004
OAO "OKB Imeni A.S. Yakovleva"	Russia	75%	75%
OAO "TANTK Imeni G.M. Berieva"	Russia	59%	44%
ZAO "Beta Air"	Russia	72%	66%
ZAO "Russian Avionics"	Russia	51%	51%
ZAO "Irkut AviaSTEP"	Russia	100%	100%
ZAO "ITELA"	Russia	51%	51%
ZAO "Techserviceavia"	Russia	51%	51%
OAO "NII Izmerenia"	Russia	-	98%

In addition, the Group has other subsidiaries, which are not material to the Group, either individually or in aggregate.

27 Events Subsequent to the Balance Sheet Date

In March 2006, the Group issued USD 125 million credit linked notes, maturing in 2009. The Group will make semi-annual interest coupon payments at 8.25% interest rate.

Contract information

IRKUT Corporation Legal Address:
Bld. 1, 13 Novoalekseevskaya st., Moscow 129626, Russia

IRKUT Corporation Headquarters:
Bld.1, 68 Leningradsky prospect, Moscow, 125315, Russia
Tel./Fax: +7 (495) 777 2101
mail: inbox@irkut.com

Investor Relations:
Tel./Fax: +7(495) 777 2101
E-mail: chernushkin@irkut.com

Public Relations:
Tel./Fax: +7(495) 777 2101
E-mail: pr@irkut.com

Registrar:
OJSC «Registrator «R.O.S.T.»
18/13 Stromynka st., Moscow, 107996, Russia
Tel.: +7(495) 771 7333

Independent Auditors:

MG Limited
11 Gogolevsky Boulevard, Moscow 119019, Russia
Tel.: +7(495) 937 4477
Fax: +7(495) 937 4400

ZAO «Gorislavzev & Co»
3a, 1st Khoroshevsky Lane, Moscow 125284, Russia
Tel.: +7(495) 255 5053
Fax: +7(495) 255 1412

For further information about Irkut Corporation, please, see corporate web-site www.irkut.com.

To order additional copies of this Annual Report and other corporate or financial documents, please, contact Investor Relations Department at +7 (495) 777 2101

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